UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains a number of “non-GAAP financial measures” or financial measures with non-GAAP components, including EBIT, EBIT margin, adjusted EBT, adjusted EBIT, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income/loss, capex, free cash flow, cash contribution, gross debt, net debt, ARPU, SAC, CCPU and CPGA.  In addition, certain of the information contained herein includes presentations in which most or all line items have been adjusted for “special influences,” and all such special influences and line items so adjusted constitute non-GAAP financial measures.   Significant subjective judgment is involved in the designation of any particular influence on our financial performance as a “special influence,” and some of such influences may recur from period-to-period.  In general, wherever the term “adjusted” appears in this report, it designates a non-GAAP financial measure.

These non-GAAP financial measures should not be viewed as a substitute for financial measures prepared in accordance with generally accepted accounting principles (“GAAP”).  Our non-GAAP financial measures may not be comparable to non-GAAP measures used by other companies.  Our management team often uses non-GAAP measures in the management of our business, and believes that they may be helpful to some investors in better understanding trends in our business and performance.  A Glossary defining many of the non-GAAP measures used in this report is placed at the end of the Back-up Materials accompanying this report.

In addition, this report contains tables in which non-GAAP financial measures are presented together with GAAP financial measures.  Some of those tables are headed “German GAAP” or “IFRS.”  You are cautioned not to assume that the non-GAAP financial measures included in such tables have been prepared in accordance with GAAP.  The inclusion of a non-GAAP measure in such a table merely signifies that it has been derived from underlying figures that have been prepared in accordance with GAAP.

CAUTIONARY NOTE REGARDING HISTORICAL FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

This report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS.”

The accounting policies applied assume that, with the exception of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights” all existing standards and interpretations currently in issue from the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes account of the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 however is not relevant for Deutsche Telekom.

All IFRS published until the date of this report have been endorsed by the EU except for the following standards and interpretations:

• IAS 19—Amendment (December 2004) “Actuarial Gains and Losses, Group Plans and Disclosures”.

• IAS 39 “Financial Instruments: Recognition and Measurement” has only been partially endorsed.

• IAS 39—Amendment (December 2004) “Transition and Initial Recognition of Financial Assets and Financial Liabilities”.

• IFRS 6 “Exploration for and Evaluation of Mineral Resources”.

• IFRIC Amendment to SIC-12: “Scope of SIC-12 Consolidation—Special Purpose Entities”.

• IFRIC 2 “Members’ Shares in Co-operative Entities and Similar Instruments”.

• IFRIC 3 “Emission Rights”.

• IFRIC 4 “Determining Whether an Arrangement contains a Lease”.

• IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”.

Subject to EU endorsement of outstanding standards and no further changes from the IASB, this information is expected to form the basis for comparatives when reporting financial results for 2005 and for subsequent reporting periods. We cannot assure you, however, that no material changes will take place in IFRS between the date hereof and the first date on which we are required by applicable law to publish financial statements under IFRS.

Deutsche Telekom

IFRS and New Structure.

April 2005.

Investor Relations

Disclaimer 1.

This presentation contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should “ and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore you should not place too much reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s annual report on Form 20-F. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This presentation contains a number of non-GAAP figures, such as EBITDA and EBITDA adj. for special influences, EBITDA margin, OIBDA, adj., capex, adj. net income, free Cash-Flow, and gross and net debt. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the Backup materials accompanying this presentation and the “Reconciliation to pro forma figures” posted on Deutsche Telekom’s investor relations website under www.deutschetelekom.com.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

Disclaimer 2.

The Committee of European Securities Regulators recommends that selected IFRS financial information be disclosed in the reporting on the 2004 financial year. In line with this recommendation, we are presenting here the preliminary consolidated balance sheets, consolidated income statements and net debt under IFRS as well as the preliminary reconciliation of shareholders’ equity, net income and net debt from German GAAP (HGB) to IFRS for the 2003 and 2004 financial years. The disclosure of net debt is not based on any IFRS guidance. This measure is disclosed voluntarily. In accordance with IFRS 1, the assets and liabilities carried in the preliminary consolidated balance sheets and consolidated income statements under IFRS that are presented here are measured in line with the relevant IFRS standards, compliance with which is mandatory as of December 31, 2005, the date on which the consolidated financial statements under IFRS are prepared for the first time, to the extent that these statements were published up until December 31, 2004. Deutsche Telekom has applied IFRIC 4 since January 1, 2003. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the time of the transition to IFRS.

There can be no guarantee that the final consolidated balance sheets, consolidated income statements and net debt under IFRS will not deviate from the preliminary consolidated balance sheets, consolidated income statements and net debt presented here, because the IASB may make further pronouncements before the final consolidated financial statements as of December 31, 2005 are prepared. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB that have already been taken into account in the financial information presented below. We would also like to point out that the statements presented here are not a full set of consolidated financial statements under IFRS as defined by IAS 1. In this respect, there are no first-time consolidated financial statements under IFRS within the meaning of IFRS 1. Deutsche Telekom will prepare its first set of consolidated IFRS financial statements as defined by IFRS 1 for the period ended December 31, 2005. IFRS will replace German GAAP in Deutsche Telekom’s external reporting from the first quarter of 2005.

It should also be noted that the figures provided for the business units are preliminary and could be subject to change.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

3

IFRS and New Structure.

Background to the reporting changes.

•                       DT is required to move to IFRS accounting from 2005 onwards.

•                       Change of group structure following strategic realignment towards three strategic business units rather than four divisions.

•                       Q1 2005 will be the first interim report under IFRS and the new group structure.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

4

IFRS and New Structure.

Adifferent philosophy behind German GAAP and IFRS.

German GAAP	IFRS

Protection of debt holders	Protection of equity holders

Prudence principle	Matching principle over prudence Principle

Historical Cost Accounting	(Partial) Fair Value Accounting

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

5

IFRS.

Revenue recognition.

•                       Activation fees

Revenue from activation fees is – different to German GAAP – spread over the average duration of customer relationship.

•                       Construction contracts (percentage-of-completion method)

Under German GAAP revenue recognition is not allowed before completion of the contract. IFRS requires revenue recognition according to the stage of completion.

•                       Multiple element arrangements

German GAAP allows revenue recognition with partial delivery. Under certain circumstances IFRS allows revenue recognition only after full delivery.

•                       Leasing of equipment

Certain products on a rented basis are classified under IFRS as leasing. The expected contract revenue is discounted to a net present value and split in financing part and revenue part. The financing part is presented as interest income. The revenue part is presented as revenue.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

6

IFRS.

Revenue recognition.

Impact on Equity € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

Revenue recognition	-1.2	-1.1	-1.1

Impact of revenue recognition on P&L € billion (IFRS)	FY 2004	FY 2003

On revenue	-0.5	-0.3

On EBITDA	-0.1	0.0

On net income	-0.1	0.0

Investor Relations
FRS & New Structure

Preliminary and unaudited figures	April 2005

7

IFRS.

Goodwill and mobile licenses (1).

Goodwill:

•                       No amortization of goodwill under IFRS (similar to US GAAP) (impairment-only approach).

•                       Annual impairment test.

•                       In contrast to US GAAP one-step impairment test.

•                        Same approach to evaluate whether impairment is necessary, but different approach to quantify amount of impairment charge.

•                       Transition from German GAAP to IFRS:

•                        German GAAP goodwill as of 01.01.2003 as base (no retrospective application of IFRS 3).

•                        Impairment test on 01.01.2003 under IFRS (as required by IFRS 1).

•                        No further adjustments of Goodwill as required by IFRS 1 necessary at the date of transition.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

8

IFRS.

Goodwill and mobile licenses (2).

UMTS Licenses:

•                       German GAAP: amortization starting at date of acquisition.

•                       IFRS (similar to US GAAP): amortization with start of network operation.

•                       Under IFRS no recognition of borrowing costs (similar to German GAAP, different to US GAAP).

Impact UMTS Licenses:

•                       Reversal of amortization charged under German GAAP.

•                       Start of amortization with start of network operation.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

9

IFRS.

Goodwill and mobile licenses (3).

FCC Licenses (mobile licenses USA):

•                       German GAAP: amortization.

•                       IFRS (similar to US GAAP): “impairment-only approach” due to indefinite useful life.

Impact FCC Licenses:

•                       Reversal of amortization and impairments charged under German GAAP.

•                       Impairment test as of 1.1.2003: Reversal of impairment from strategic review 2002. Instead impairment of goodwill.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

10

IFRS.

Goodwill and mobile licenses (4).

Impact on Equity € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

Goodwill	-3.1	-3.5	-6.0

Mobile licenses	+9.8	+13.1	+14.0

Impact on P&L € billion (IFRS)	FY 2004	FY 2003

Goodwill amortization	+0.1	+1.6

Mobile licenses amortization	-3.1	+1.1

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

11

IFRS.

Provisions.

Pension provisions:

•                       No additional minimum liability under IFRS.

•                       Different treatment of actuarial gains and losses under IFRS: recognition in shareholders’ equity at the date of transition
(IFRS 1).

•                       Interest costs presented in financial result, not in operating result.

•                       Reduction of shareholders’ equity in the IFRS opening balance sheet and increase in the other reporting dates presented; net profit increases in the two periods presented.

Other provisions:

•                       Recognition of restructuring provisions is subject to stricter criteria under IFRS.

•                       Furthermore, provisions for future internal expenses that have been recognized under German GAAP should not be recognized under IFRS.

•                       Increase of shareholders’ equity; net profit under IFRS remains largely unaffected.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

12

IFRS.

Impact on Equity € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

Provisions	+1.6	+1.5	+1.1

Impact of provisions on P&L € billion (IFRS)	FY 2004	FY 2003

EBITDA (adj.)	0.0	+0.4

Net income (adj.)	-0.4	+0.1

Net Income (unadj.)	+0.1	+0.4

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

13

IFRS.

Internally generated software and borrowing costs.

Software:

•                       Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, net profit under IFRS remains largely unaffected.

Borrowing costs:

•                       Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases net profit.

Impact on P&L € billion (IFRS)	FY 2004	FY 2003

Internally generated software (EBITDA-impact)	+0.3	+0.2

Internally generated software (net profit-impact)	0.0	0.0

Borrowing costs (net profit-impact)	+0.1	+0.2

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

14

IFRS.

Deferred Taxes.

•                       Differences between IFRS and German GAAP relate in particular to Deutsche Telekom’s “contribution goodwill”, tax loss carryforwards and general recognition and measurement differences between IFRS and German GAAP:

•                        Deferred tax asset: “contribution goodwill” recognized in tax accounts but not recognized under IFRS.

•                        Deferred tax asset: future expected tax reductions from the deduction of tax loss carryforwards.

•                        Deferred tax liabilities: in particular realization of hidden reserves for US mobile licenses; furthermore, net effect of all other temporary differences.

Deferred Taxes in balance sheet € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

Deferred tax assets	8.3	9.3	10.2

Deferred tax liabilities	9.7	10.6	10.7

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

15

IFRS.

ABS.

•                       As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market.

•                       Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

Impact on net debt € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

ABS	+1.6	+1.2	+1.2

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

16

IFRS.

Leasing.

•                       A considerably larger number of leases tends to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

•                       Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases.

•                       Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease.

•                       Under German GAAP, gains or losses from the sale of real estate are recorded, as rental expense.

•                       This reduces shareholders’ equity, net profit and increases net debt under IFRS in all of the periods presented.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

17

IFRS.

Leasing.

Impact on net debt € billion (IFRS)	31.12.2004	31.12.2003	01.01.2003

Leasing	+2.5	+2.4	+1.8

Impact on P&L € billion (IFRS)	FY 2004	FY 2003

Leasing (EBITDA-impact)	+0.1	0.0

Leasing (net profit-impact)	-0.1	-0.3

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

18

IFRS.

Measurement of investments not fully consolidated and not accounted for in the consolidated financial statements under the equity method.

•                       Investments not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IAS 39. As a rule, the resulting unrealized gains and losses are recognized directly in equity.

•                       According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. Net profit under IFRS remains unaffected.

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

19

IFRS.

In a nutshell.

€ billion	IFRS 2004	German GAAP 2004	IFRS 2003	German GAAP 2003

Revenue	57.4	57.9	55.5	55.8

Adj. EBITDA	19.6	19.4	18.6	18.3

Adj. net income	3.7	2.2	2.3	0.2

Net income	1.6	4.6	1.9	1.3

Shareholders’ Equity	45.9	37.9	43.8	33.8

Net debt	39.6	35.2	50.7	46.6

Free Cash Flow	10.3	10.2	8.7	8.3

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

20

IFRS.

Impact on adj. EBITDA.

€ billion	FY 2004 Excl. special effects	FY 2003 Excl. Special effects

EBITDA (German GAAP)	19.4	18.3

Leasing (Regrouping in depreciation and net interest expense)	0.1	0.0

Interest pension provisions/PBeaKK (Regrouping into net interest expense)	0.2	0.3

Valuation pension provisions (AML)	0.1	0.2

Other taxes (under German GAAP not part of EBITDA)	-0.2	-0.2

Internally generated software	0.3	0.2

Reversal/usage of provisions for contingent losses/other accruals	-0.2	0.0

Reversal/usage of provisions for restructuring	-0.1	-0.1

ABS	0.1	0.0

Revenue recognition	-0.1	0.0

Other IFRS adjustments	0.0	-0.1

EBITDA (IFRS)	19.6	18.6

Delta IFRS – German GAAP	0.2	0.3

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

21

IFRS.

Net income reconciliation 2004 and 2003.

	Full year 2004		Full year 2003
€ billion	Incl. SE	Excl. SE	Incl. SE	Excl. SE

Net income under German GAAP	4.6	2.2	1.3	0.2

Income applicable to minority shareholders	0.3	0.4	0.4	0.4

Income after taxes under German GAAP	4.9	2.6	1.6	0.6

Goodwill	0.1	2.6	1.6	2.6

Reversal of scheduled amortization	2.6	2.6	2.6	2.6

Non-scheduled write-downs	-2.5	0.0	-1.0	0.0

Mobile licenses	-3.1	0.6	1.1	1.1

FCC Reversal German GAAP amortization	0.5	0.5	0.5	0.5

FCC IFRS Amortization (non-scheduled)	-1.3	0.0	0.0	0.0

FCC Reversal German GAAP write-ups	-2.4	0.0	0.0	0.0

UMTS-Amortization (scheduled)	0.1	0.1	0.6	0.6

Software	0.0	0.0	0.0	0.0

Borrowing costs	0.1	0.1	0.2	0.2

Measurement of investments not fully consolidated and not accounted for in the consolidated financial statements under the equity method	0.0	0.0	0.0	0.0

Leasing	-0.1	-0.1	-0.3	-0.3

Provisions	0.1	-0.4	0.4	0.1

Pension provisions	0.1	0.1	0.4	0.2

Other provisions	0.0	-0.5	0.0	0.0

Revenue recognition	-0.1	-0.1	0.0	0.0

Other IFRS adjustments	0.0	-0.1	-0.2	-0.4

Deferred taxes	0.1	-1.0	-2.0	-1.2

Income after taxes under IFRS	2.0	4.1	2.4	2.7

Minorities	-0.4	-0.5	-0.5	-0.5

Net income under IFRS	1.6	3.7	1.9	2.3

Investor Relations
IFRS & New Structure

Preliminary and unaudited figures	April 2005

22

 IFRS.

Reconciliation of Cash Flow.

€ million	FY 2004	FY 2003

Net cash provided by operating activities (German GAAP)	16,307	14,316

Net cash provided by operating activities (IFRS)	16,721	15,053

Net cash used for investing activities (German GAAP)	-4,318	-2,073

Net cash used for investing activities (IFRS)	-4,502	-2,249

Net cash provided by (used for) financing activities (German GAAP)	-12,652	-5,226

Net cash provided by (used for) financing activities (IFRS)	-12,882	-5,797

Net increase (decrease) in cash and cash equivalents (German GAAP)	-663	6,974

Net increase (decrease) in cash and cash equivalents (IFRS)	-663	6,974

Free Cash Flow (German GAAP)	10,180	8,285

Free Cash Flow (IFRS)	10,311	8,691

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

23

IFRS.

Reconciliation of equity.

€ billion	31.12.2004	31.12.2003	01.01.2003

Shareholders equity under German GAAP	37.9	33.8	35.4

Goodwill	-3.1	-3.5	-6.0

Mobile licenses	+9.8	+13.1	+14.0

Provisions	+1.6	+1.5	+1.1

Revenue recognition	-1.2	-1.1	-1.1

Deferred tax assets	+6.4	+7.4	+9.1

Deferred tax liabilities	-6.6	-7.8	-7.9

Other	+1,1	+0,4	+0.6

Shareholders’ equity under IFRS	45.9	43.8	45.2

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

24

IFRS.

Net debt.

€ billion	31.12.2004	31.12.2003	01.01.2003

Net debt under German GAAP	35.2	46.6	61.1

ABS	+1.6	+1.2	+1.2

Leasing	+2.5	+2.4	+1.8

Other	+0.3	+0.5	+0.2

Net debt under IFRS	39.6	50.7	64.3

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

25

New structure.

In a nutshell.

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

26

New structure.

The Strategic Business Unit Broadband/Fixed network .

FY 2004 € million	T-Com [German GAAP Old]	Changes IFRS and Mobile CEE	Impact Changes SMEs, ICSS, NWS, GNF and consolid.	T-Com New IFRS	T-Online IFRS	Broadband/ Fixed Network

Total Revenue	27,814	-1,561	-652	25,601	2,012	27,010

EBITDA	10,240	-702	-34	9,504	463	9,953

EBITDA-Margin	36.8%	n.m.	n.m.	37.1%	23.0%	36.8%

Adj. EBITDA	10,466	-704	-39	9,723	464	10,173

Adj. EBITDA-Margin	37.6%	n.m.	n.m.	38.0%	23.1%	37.7%

Income (loss) before income taxes	5,525	51	-34	5,542	479	6,024

Capex	2,330	-302	-30	1,998	121	2,119

Number of employees	125,395	-3,192	-9,875	112,329	2,963	115,292

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

27

New structure.

The Strategic Business Unit Mobile.

FY 2004 € million	Mobile [German GAAP Old]	Changes Mobile CEE	Changes IFRS	Mobile Communications

Total Revenue	24,995	1,582	-50	26,527

EBITDA	10,596	676	-2,809	8,463

EBITDA-Margin	42.4%	42.7%		31.9%

Adj. EBITDA	7,668	676	51	8,395

Adj. EBITDA-Margin	30.7%	42.7%		31.6%

Income (loss) before income taxes	4,636	368	-3,423	1,581

Capex	2,411	299	184	2,894

Number of employees	44,226	3,192	0	47,418

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

28

New structure.

The Strategic Business Unit Business Customers.

FY 2004 € million	T-Systems [German GAAP Old]	Changes IFRS	Impact Changes SMEs, NetPro, GNF, NWS, Billing S&C and consolid.	Business Customers

Total Revenue	10,537	-168	2,588	12,957

EBITDA	1,357	-48	208	1,517

EBITDA-Margin	12.9%	n.m.	n.m.	11.7%

Adj. EBITDA	1,473	-48	213	1,638

Adj. EBITDA-Margin	14.0%	n.m.	n.m.	12.6%

Income (loss) before income taxes	-211	222	170	181

Capex	720	99	49	868

Number of employees	39,880	0	12,098	51,978

Investor Relations
IFRS & New Structure
Preliminary and unaudited Figures	April 2005

29

Historic Numbers under IFRS.
New Group Structure.

Content.

•	Introduction

	•	About this report

	•	Conversion to IFRS at Deutsche Telekom

	•	Deutsche Telekom’s strategic realignment

•	Reconciliation profit and Loss statements

	•	Reconciliation of group and business units - for each reporting periods

	•	Step 1: IFRS conversion for the group and four divisions - all reporting periods

	•	Step 2: Realignment for the group and three business unit - all reporting periods

•	Reconciliation group balance sheet

	•	Balance sheet structure

	•	Cosolidated balance sheet under IFRS

	•	Reconciliation Shareholder’s equity

	•	Reconciliation Net debt

•	Reconciliation Cash flow statement

•	Disclaimer and contact details

About this report.

Deutsche Telekom will present its financial figures in accordance with IFRS (International Financial Reporting Standards) for the first time and under a new structure in its report on the first quarter of 2005. The new structure with the strategic business units Broadband/Fixed Network, Business Customers and Mobile Communications will supercede the previous segment reporting structure with T-Com, T-Mobile, T-Systems and T-Online.

These changes have significant effects on the presentation of Deutsche Telekom’s financial figures. This report is intended to give readers the opportunity to familiarize themselves with the effects of these changes on the financial figures Deutsche Telekom has already published.

The financial figures are presented in the following two steps.

•                    The financial figures according to German GAAP for the 2003 and 2004 financial years that have already been published and announced are presented again in accordance with IFRS (International Financial Reporting Standards). The main deviations from German GAAP arising from the new accounting rules under IFRS are explained in the separate footnote booklet.

•                    The strategic realignment towards the three strategic business units Broadband/Fixed Network, Mobile Communications and Business Customers resulted in changes and transfers within the Group between the individual business units. These include the following effects, which are presented once again in this simplified illustration:

1.                   Small and medium-sized enterprises (SMEs) business will be transferred from the previous business unit T-Com to the new business unit Business Customers. NetPro, as the developer of the service platforms for SMEs, will in future be assigned to the Business Services business unit.

2.                   Eastern European mobile communications companies will be assigned to the Mobile Communications business unit.

3.                   The strategic business unit Broadband/Fixed Network consists of T-Online International AG together with the remaining parts of the T-Com division.

4.                   The technical platforms Global Network Factory, International Carrier Services and Solutions (ICSS) and Network Services will be transferred from the business unit T-Systems into the new business unit Broadband/Fixed Network as a result of plants to bundle the entire national and international whole-sale business at T-Com.

5.                   The transfer of Billing & Collection, which is responsible for customer billing, from Group Headquarters & Shared Services to the Business Customers business unit means that essential components of the Business Customers product portfolio are coordinated from within this business unit.

•                    In presenting the reassignments in this report, Deutsche Telekom carried out a so-called change identification, which means that the figures shown for the reassigned units do not represent, for example, the revenue contribution of these units, but rather the effect of the reassignment of these units on the revenue of the business unit. This therefore generally leads to differences in the individual income statement items between the old and new units.

•                    As with the figures shown under IFRS, the figures for these business units are preliminary figures only. Deutsche Telekom will report according to the new segment structure for the first time in the report on the first quarter of 2005.

Unaudited and preliminary figures

Step 1: IFRS	Step 2: New structure

T-Online
T-Online Gen GAAP
Delta IFRS
FN
T-Online IFRS
Business unit Broadband/Fixed Network
3
T-Com
T-Com Gen GAAP old
IFRS figures, CEE mobile
Delta IFRS
FN
T-Com IFRS old
Global Network factory, ICSS and NWS
NetPro small/ medium enterprises
Consolidation
T-Com IFRS new
T-Online IFRS
Consolidation
Broadband/ Fixed Network IFRS new
2
4
1
T-Mobile
T-Mobile Gen GAAP
IFRS figures, CEE mobile
Delta IFRS
FN
T-Mobile IFRS
Business unit Mobile Communications
T-Systems
T-Systems Gen GAAP old
Delta IFRS
FN
T-Systems IFRS old
Global Network factory, ICSS and NWS
Billing & collection
NetPro small/ medium enterprises
Consolidation
Business Customers IFRS new
Enterprise Services
Business Services
Business unit Business Customers
5
GHS
GHS Gen GAAP
Delta IFRS
FN
GHS IFRS old
Billing & collection
GHS IFRS new

Unaudited and preliminary figures

Conversion to IFRS at Deutsche Telekom.

According to Article 4 of Regulation (EC) 1606/2002 of the European Parliament and of the Council of July 19, 2002 concerning the application of international accounting standards (Official Journal EC No. L 243 P. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) for the 2005 financial year and thereafter; the opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

The Committee of European Securities Regulators recommends that selected IFRS financial information be disclosed in the reporting on the 2004 financial year. Deutsche Telekom therefore reported in detail on the conversion of its accounting to IFRS from the 2005 financial year and the effects of the conversion on selected financial information for the 2003 and 2004 financial years in its Group management report on the 2004 financial year. In this report, we are presenting the preliminary consolidated balance sheets, consolidated income statements, consolidated cash flow statements, and net debt under IFRS fort the 2003 and 2004 financial years. The disclosure of net debt is not based on any IFRS guidance. This measure is disclosed voluntarily.

The following financial information was prepared in compliance with IFRS published before December 31, 2004 that either must be adopted or can be adopted voluntarily in the first set of consolidated financial statements under IFRS for the period ended December 31, 2005.

There can be no guarantee that the IASB (International Accounting Standards Board) will not make further pronouncements before the final consolidated financial statements as of December 31, 2005 are prepared and that the standards used to prepare this financial information will not differ from those used to prepare the consolidated financial statements for the period ended December 31, 2005.

Moreover, the EU Commission has yet to recognize individual pronouncements by the IASB. This being the case, it is appropriate to point out that the figures presented in this report are preliminary and subject to change.

We would also like to point out that the statements presented below are not a full set of consolidated financial statements under IFRS as defined by IAS 1. Deutsche Telekom will prepare its first set of consolidated IFRS financial statements as defined by IFRS 1 for the period ended December 31, 2005. IFRS will replace German GAAP in Deutsche Telekom’s external reporting from the first quarter of 2005.

Whereas the protection of creditors and the principle of prudence were the priority under German GAAP, IFRS is oriented towards the shareholder value approach. This is particularly evident in the differing treatment of goodwill, which is no longer amortized under IFRS, but regularly tested for impairment in accordance with the fair value principle. The difference between the philosophies is also clear in the treatment of accruals: Whereas German GAAP – in accordance with the principle of prudence – allows the recognition of a relatively high level of accruals, IFRS prescribes far narrower preconditions for the recognition of provisions.

Unaudited and preliminary figures

The principle differences in the accounting policies between German GAAP and IFRS that affect the Deutsche Telekom Group are explained below:

Deferred revenue.

•                    The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. This reduces shareholders’ equity in all of the periods presented. The net profit remains largely unaffected. In addition, differences in the treatment of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. In total, the differing revenue recognition leads to a revenue decrease of EUR 0.3 billion in 2003 and EUR 0.5 billion in 2004.

Goodwill and mobile communications licenses.

•                    In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

•                    Goodwill is not amortized under IFRS, in contrast to German GAAP, due to its indefinite useful life. Instead, goodwill is tested for impairment once annually and, if a triggering event exists, during the year.

•                    The impairment test performed in accordance with IFRS resulted in an impairment of the T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003 which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were written down by EUR 1.3 billion.

•                    The impairment test of the unit T-Mobile UK, which is part of the T-Mobile division, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004.

•                    The impairment test of the unit T-Mobile Netherlands, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

•                    The impairment test of the unit MATÁV, which is part of the T-Com division, resulted in impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of the T-Com division, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a goodwill write-down.

Unaudited and preliminary figures

•                    UMTS licenses are amortized as before due to their defined economic life. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. The amortization and write-downs charged as of January 1, 2003 have therefore been reversed. This reversal led to an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The UMTS licenses were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time in the 2004 financial year by EUR 0.5 billion.

•                    The total effects from goodwill and mobile communications licenses result, in comparison with German GAAP, in a positive effect on shareholders’ equity of EUR 8.0 billion as of January 1, 2003, EUR 9.6 billion as of December 31, 2003 and EUR 6.7 billion as of December 31, 2004.

Software.

•                    Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, the net profit under IFRS remains largely unaffected.

Borrowing costs.

•                    The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases the net profit in future periods.

Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method

•                    Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in shareholders’ equity. According to German GAAP, these assets are valued at purchase cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented.

Unaudited and preliminary figures

Leasing.

•                    A considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

•                    Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded directly, as is rental expense.

•                    This reduces shareholders’ equity and the net profit under IFRS in all of the periods presented.

Provisions.

•                    Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening consolidated balance sheet under IFRS and increases it at the two other reporting dates presented. The net profit increases in both periods presented.

•                    In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future expenses that may be recognized under German GAAP are not carried under IFRS.

Other IFRS adjustments.

•                    Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securities (ABS) transactions, derivatives and the value of property, plant, and equipment. All in all this increased shareholders’ equity in all of the periods presented. The net profit remains largely unaffected.

Deferred taxes.

•                    The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill”, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

•                    As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12.

Unaudited and preliminary figures

•                    Furthermore, under IFRS – in contrast to German GAAP – deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards.

•                    The recognition of deferred taxes of EUR 9.1 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax expense in the income statement increases as a result of the amortization of deferred tax assets in all of the periods presented.

•                    The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS as of January 1, 2003 by EUR 7.9 billion. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in a decrease in income taxes.

Net debt.

•                    In addition to the shareholders’ equity and net profit, the amount and the composition of the Group’s net debt also changes as a result of the conversion of the accounting to IFRS. The main issues for the Deutsche Telekom Group that change net debt at the dates under review are explained below:

Lease liabilities.

•                    In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom’s net debt as of December 31, 2004 increases by around EUR 2.5 billion and as of December 31, 2003 by around EUR 2.4 billion.

Liabilities arising from ABS transactions.

•                    As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt as of December 31, 2004 by around EUR 1.6 billion and as of December 31, 2003 by around EUR 1.2 billion.

Other IFRS differences.

•               The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions. The other differences increase net debt as of December 31, 2004 by EUR 0.3 billion and as of December 31, 2003 by around EUR 0.5 billion.

Unaudited and preliminary figures

Deutsche Telekom’s strategic realignment.

The telecommunications industry is characterized by technology changes and a dynamic competitive environment. Deutsche Telekom is implementing a paradigm change – from a technology corporation to become a customer-centric services provider – to put its business on a long-term sustainable footing.

In terms of customer perception, the technology itself is becoming less and less important. Customers are above all interested in the benefits of an application. Deutsche Telekom has set itself the goal of becoming the leading services company in its industry to be the fastest growing European telecommunications company. The focus has been on three strategic business units since the beginning of 2005:

•                    Broadband/Fixed Network covered by T-Com and T-Online for the consumer segment

•                    Mobile Communications by T-Mobile

•                    Business Customers by T-Systems Business Services for medium-sized and large businesses and T-Systems Enterprise Services for multinational corporations.

The new Group structure allows Deutsche Telekom to focus clearly on the key growth areas in its industry, and thus to lay the foundations for profitable growth. At the same time, the individual strategic business units are increasingly gearing their activities to the customer segments defined by Deutsche Telekom. This is the course Deutsche Telekom has set to achieve comprehensive customer centricity, which it has made the yardstick throughout the Group internationally.

The goal is to generate added value for its customers and to cultivate profitable growth for the company:

Broadband.

•                    In the past four years, Deutsche Telekom has developed broadband communication into a mass market in Germany. In the future, Deutsche Telekom will be able to offer its customers an even broader portfolio of information, communication and entertainment services for the home. The selection ranges from personalized Internet services to movies and TV programs via broadband access.

Mobile Communications.

•                    Deutsche Telekom has set a similar trend in mobile communications. Up to now, this market has featured different technologies and networks – GSM, UMTS and WLAN. For customers, the underlying technology is basically of no relevance whatsoever. All they want is to use top-quality mobile services at a reasonable price. T-Mobile will therefore focus its activities to an even greater extent on providing excellent services that are straightforward and easy to use, but nonetheless create considerable added value for the customer.

Business Customers.

•                    The new structure enables T-Systems, the Group unit responsible for business customers, to take a coordinated approach to marketing, and thus refine its customer support. In the extremely complex business customer segment, the company ensures customer proximity with the principle of one-stop shopping: one contact person, regardless of whether the customer requires information technology or telecommunications services. With its service portfolio, T-Systems can provide the full spectrum of ICT products and services on an integrated basis under the “business flexibility” performance promise. Our business customers are therefore able to tap added value as a result of being able to shape their business activities more flexibly and efficiently.

Unaudited and preliminary figures

FY 2003. Reconciliation Group and business units.

	Adjusted					Special influences				Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS	Group Ger. GAAP	Delta IFRS		FN	Group IFRS

Net revenue	55,838	(335)		1	55,503					55,838	(335)		1	55,503
Cost of sales	(31,233)	1,886			(29,347)	(169)	147	15	(22)	(31,402)	2,033			(29,369)
Gross profit from sales	24,605	1,551			26,156	(169)	147		(22)	24,436	1,698			26,134
Selling costs	(13,420)	678			(12,742)	(85)	80	16	(5)	(13,505)	758			(12,747)
General administrative costs	(4,635)	120			(4,515)	(341)	260	17	(81)	(4,976)	380			(4,596)
Other operating income	3,402	(1,551)			1,851	1,156	(648)	18	508	4,558	(2,199)			2,359
Other operating expenses	(4,710)	3,202			(1,508)	(374)	(883)	19	(1,257)	(5,084)	2,319			(2,765)
Operating results	5,242	4,000		2	9,242	187	(1,044)		(857)	5,429	2,956		2	8,385
Financial income (expense), net	(4,120)	(758)		3	(4,878)	89	542	20	631	(4,031)	(216)		3	(4,247)
of which interest expenses	(3,776)	(104)			(3,880)	0	0		0	(3,776)	(104)			(3,880)
Income (loss) before income taxes	1,122	3,242		4	4,364	276	(502)	21	(226)	1,398	2,740		4	4,138
Income taxes	(530)	(1,104)		5	(1,634)	755	(865)	22	(110)	225	(1,969)		5	(1,744)
Income (loss) after taxes	592	2,138		6	2,730	1,031	(1,367)		(336)	1,623	771		6	2,394
Income (losses) applicable to minority shareholders	(370)	(87)		7	(457)	0	0	23	0	(370)	(87)		7	(457)
Net income (loss)	222	2,051		8	2,273	1,031	(1,367)	24	(336)	1,253	684		8	1,937
EBIT	5,404	3,838		9	9,242	187	(1,044)	25	(857)	5,591	2,794		9	8,385
EBIT margin	9.7%	7.0	%pts		16.7%					10.0%	5.1	%pts		15.1%
EBITDA	18,288	284		10	18,572	187	(70)	26	117	18,475	214		10	18,689
EBITDA margin	32.8%	0.7	%pts		33.5%					33.1%	0.6	%pts		33.7%
Depreciation and amortization	(12,884)	3,554		11	(9,330)	0	(974)	27	(974)	(12,884)	2,580		11	(10,304)
Capex	6,234	1,268		12	7,502					6,234	1,268		12	7,502
Free cash flow before dividend	8,285	406		13	8,691					8,285	406		13	8,691
Net debt (billions of €)	46.6	4.1		14	50.7					46.6	4.1		14	50.7

GHS	GHS Ger. GAAP	Delta IFRS		FN	GHS IFRS old		- Billing & collection	GHS IFRS new

Total revenue	4,268	(2)		77	4,266		995	3,271
Net revenue	304	2		78	306		71	235
EBITDA	(276)	163		79	(113)		283	(396)
EBITDA margin	(6.5)%	3.8	%pts		(2.6	)%pts	28.4%	(12.1)%
Special factors affecting EBITDA	40	67		81	107		0	107
Adj. EBITDA	(316)	96		82	(220)		283	(503)
Adj. EBITDA margin	(7.4)%	2.2	%pts		(5.2)%		28.4%	(15.4)%
Depreciation and amortization	(881)	61		84	(820)		(49)	(771)
Financial income (expense), net	(2,877)	(452)		85	(3,329)		(1)	3,328
Income (loss) before income taxes	(4,071)	(191)		86	(4,262)		233	(4,495)
Capex	416	479		87	895		33	862
Number of employees (average)	25,203	0			25,203		1,294	23,909
							to T-Systems

Consolidation	Consolidation Ger. GAAP	Delta IFRS	FN	Consolidation IFRS old	Delta new structure	Consolidation IFRS new

Total revenue	(12,879)	(286)		(13,165)	(33)	(13,198)
Net revenue	0	0		0	0	0
EBITDA	(176)	90		(86)	69	(17)
Special factors affecting EBITDA	(28)	(11)		24	22	0
Adj. EBITDA	(148)	86		(62)	62	(17)
Depreciation and amortization	291	(242)		49	(1)	48
Financial income (expense), net	311	(235)		76	0	76
Income (loss) before income taxes	425	(386)		39	68	107
Capex	(64)	25		(39)	(70)	(109)

Unaudited and preliminary figures

Business unit
Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	1,851	0		37	1,851
Net revenue	1,662	1		38	1,663
EBITDA	335	4		39	339
EBITDA margin	18.1%	0.2	%pts		18.3%
Special factors affecting EBITDA	25	(1)		40	24
Adj. EBITDA	310	5		41	315
Adj. EBITDA margin	16.7%	0.3	%pts		17.0%
Depreciation and amortization	(430)	348		42	(82)
Financial income (expense), net	200	(54)		43	146
Income (loss) before income taxes	104	299		44	403
Capex	81	9		45	90
Number of employees (average)	2,637	0			2,637
					to T-Com

T-Com	T-Com Ger. GAAP old	- IFRS figures, CEE mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consolidation	T-Com IFRS new	+ T-Online IFRS	Consolidation	Broadband/ Fixed Network IFRS new

Total revenue	29,206	1,187	(135)	28	27,884	1,884	2,730	168	27,206	1,851	(762)	28,295
of which domestic	25,351	0	(126)		25,225			n.a.	24,599	1,682	(762)	25,519
of which international	3,855	1,187	(9)		2,659			n.a.	2,607	169	0	2,776
Net revenue	25,116		(1,420)	29	23,696	793	2,955	0	21,534	1,663	0	23,197
EBITDA	10,164	598	253	30	9,819	187	(73)	1	10,080	339	(51)	10,368
of which domestic	8,541	0	310		8,851			n.a.	9,111	385	(51)	9,445
of which international	1,623	598	(57)		968			n.a.	969	(46)	0	923
EBITDA margin	34.8%	50.4%			35.2%	9.9%	(2.7)%		37.1%	18.3%		36.6%
Special factors affecting EBITDA	(192)	0	135	31	(57)	0	17	34	(40)	24	(24)	(40)
Adj. EBITDA	10,356	598	118	32	9,876	187	(90)	(33)	10,120	315	(27)	10,408
of which domestic	8,667	0	175		8,842			n.a.	9,085	361	(27)	9,419
of which international	1,689	598	(57)		1,034			n.a.	1,035	(46)	0	989
Adj. EBITDA margin	35.5%	50.4%			35.4%	9.9%	(3.3)%		37.2%	17.0%		36.8%
Depreciation and amortization	(5,169)	(295)	213	33	(4,661)	(65)	(64)	(3)	(4,665)	(82)	0	(4,747)
Financial income (expense), net	(284)	(286)	(155)	34	(153)	(7)	78	77	(161)	146	0	(15)
Income (loss) before income taxes	4,690	17	332	35	5,005	115	(59)	75	5,254	403	(51)	5,606
Capex	2,129	229	(30)	36	1,870	17	51	3	1,839	90	65	1,994
of which domestic	1,516	0	(33)		1,483			n.a.	1,452	71	65	1,588
of which international	613	229	3		387			n.a.	387	19	0	406
Number of employees (average)	139,548	3,132	0		136,416	880	11,868	0	125,428	2,637	0	128,064
of which domestic	106,571	0	0		106,571	880	11,868	0	95,583	1,937	0	97,520
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary figures

Business unit
Mobile Communications

T-MObile	T-Mobile Ger. GAAP	+ IFRS figures, CEE mobile	Delta IFRS	FN	T-Mobile IFRS

Total revenue	22,778	1,475	(55)	46	24,198
Net revenue	21,572	1,287	(55)	47	22,804
EBITDA	7,016	603	(417)	48	7,202
EBITDA margin	30.8%	40.9%			29.8%
Special factors affecting EBITDA	345	0	(345)	49	0
Adj. EBITDA	6,671	603	(72)	50	7,202
Adj. EBITDA margin	29.3%	40.9%			29.8%
Depreciation and amortization	(5,196)	(292)	1,720	51	(3,768)
Financial income (expense), net	(895)	(18)	448	52	(465)
Income (loss) before income taxes	831	293	1,845	53	2,969
Capex	3,012	222	586	54	3,820
Number of employees (average)	41,767	3,132	0		44,899
		from T-Com

Business unit
Business
Customers

T-Systems	T-Systems Ger. GAAP old	Delta IFRS		FN	T-Systems IFRS old	- Global Network factory, ICSS and NWS	+ Billing & collection	+ NetPro small/ medium enterprises	Consolidation	Business Customers IFRS new	Enterprise Services	Business Services

Total revenue	10,614	(145)		67	10,469	1,604	1,007	4,463	(1,398)	12,937	8,235	4,702
Net revenue	7,184	(150)		68	7,034	793	71	2,955	0	9,267	4,696	4,571
EBITDA	1,412	116		69	1,528	232	283	(27)	(20)	1,532	1,383	149
EBITDA margin	13.3%	1.3	%pts		14.6%	14.5%	28.1%	(0.6)%		11.8%	16.8%	3.2%
Special factors affecting EBITDA	(3)	70		70	67	0	0	(17)	0	50	(39)	89
Adj. EBITDA	1,415	46		71	1,461	232	283	(10)	(20)	1,482	1,422	60
Adj. EBITDA margin	13.3%	0.6	%pts		14.0%	14.5%	28.1%	(0.2)%		11.5%	17.3%	1.3%
Depreciation and amortization	(1,499)	477		72	(1,022)	(65)	(49)	(64)	4	(1,066)	(796)	(272)
EBIT	(87)	593		73	506	167	234	(91)	(15)	466	589	(123)
Financial income (expense), net	(486)	(36)		74	(522)	(7)	0	1	0	(515)	(374)	5
Income (loss) before income taxes	(581)	565		75	(15)	161	233	(91)	(16)	(49)	215	(118)
Capex	660	206		76	866	17	33	50	2	934	768	166
Number of employees (average)	42,108	0			42,108	880	1,294	11,868	0	54,390	36,554	17,836
						to T-Com	from GHS	from T-Com

All figures in millions of €,

calculated and rounded on the basis of precise figures

Unaudited and preliminary figures

Q1 2004. Reconciliation Group and business units.

	Adjusted					Special influences				Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS	Group Ger. GAAP	Delta IFRS		FN	Group IFRS

Net revenue	13,986	(96)		1	13,890					13,986	(96)		1	13,890
Cost of sales	(7,570)	351			(7,219)	0	0	15	0	(7,570)	351			(7,219)
Gross profit from sales	6,416	255			6,671	0	0		0	6,416	255			6,671
Selling costs	(3,295)	88			(3,207)	0	0	16	0	(3,295)	88			(3,207)
General administrative costs	(1,105)	71			(1,034)	0	0	17	0	(1,105)	71			(1,034)
Other operating income	731	(370)			361	0	0	18	0	731	(370)			361
Other operating expenses	(1,222)	916			(306)	(69)	0	19	(69)	(1,291)	916			(375)
Operating results	1,525	960		2	2,485	(69)	0		(69)	1,456	960		2	2,416
Financial income (expense), net	(1,110)	(114)		3	(1,224)	0	0	20	0	(1,110)	(114)		3	(1,224)
of which interest expenses	(973)	36			(937)	0	0		0	(973)	36			(937)
Income (loss) before income taxes	415	846		4	1,261	(69)	0	21	(69)	346	846		4	1,192
Income taxes	(91)	(349)		5	(440)	11	(1)	22	10	(80)	(350)		5	(430)
Income (loss) after taxes	324	497		6	821	(58)	(1)		(59)	266	496		6	762
Income (losses) applicable to minority shareholders	(97)	(33)		7	(130)	0	0	23	0	(97)	(33)		7	(130)
Net income (loss)	227	464		8	691	(58)	(1)	24	(59)	169	463		8	632
EBIT	1,569	916		9	2,485	(69)	0	25	(69)	1,500	916		9	2,416
EBIT margin	11.2%	6.7	%pts		17.9%					10.7%	6.7	%pts		17.4%
EBITDA	4,585	90		10	4,675	(69)	0	26	(69)	4,516	90		10	4,606
EBITDA margin	32.8%	0.9	%pts		33.7%					32.3%	0.9	%pts		33.2%
Depreciation and amortization	(3,016)	826		11	(2,190)	0	0	27	0	(3,016)	826		11	(2,190)
Capex	1,019	(109)		12	910					1,019	(109)		12	910
Free cash flow before dividend	2,900	51		13	2,951					2,900	51		13	2,951
Net debt (billions of €)	44.6	4.3		14	48.9					44.6	4.3		14	48.9

GHS	GHS Ger. GAAP	Delta IFRS		FN	GHS IFRS old	- Billing & collection	GHS IFRS new

Total revenue	1,090	(5)		77	1,085	219	866
Net revenue	80	0		78	80	18	62
EBITDA	(163)	98		79	(65)	55	(120)
of which Vivento	(250)	42		80	(208)	0	(208)
EBITDA margin	(15.0)%	9.0	%pts		(6.0)%	25.1%	(13.9)%
Special factors affecting EBITDA	(33)	0		81	(33)	0	(33)
Adj. EBITDA	(130)	98		82	(32)	55	(87)
of which Vivento	(217)	42		83	(175)	0	(175)
Adj. EBITDA margin	(11.9)%	9.0	%pts		(2.9)%	25.1%	(10.0)%
Depreciation and amortization	(212)	0		84	(212)	(8)	(204)
Financial income (expense), net	(768)	(44)		85	(812)	0	(812)
Income (loss) before income taxes	(1,156)	67		86	(1,089)	47	(1,136)
Capex	57	4		87	61	3	58
Number of employees (average)	36,239	0			36,239	1,320	34,919
						to T-Systems

Consolidation	Consolidation Ger. GAAP	Delta IFRS	FN	Consolidation IFRS old	Delta new structure	Consolidation IFRS new

Total revenue	(2,991)	(61)		(3,052)	(212)	(3,264)
Net revenue	0	0		0	0	0
EBITDA	(23)	(26)		(49)	(1)	(50)
Special factors affecting EBITDA	0	0		0	(3)	(3)
Adj. EBITDA	(23)	(26)		(49)	2	(47)
Depreciation and amortization	63	(52)		11	2	13
Financial income (expense), net	61	(293)		(232)	(1)	(233)
Income (loss) before income taxes	100	(370)		(270)	0	(270)
Capex	(13)	(36)		(49)	1	(48)

Unaudited and preliminary figures

Business unit
Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	493	(4)		37	489
Net revenue(1)	453	(5)		38	448
EBITDA	119	(1)		39	118
EBITDA margin	24.1%	0.0	%pts		24.1%
Special factors affecting EBITDA	0	0		40	0
Adj. EBITDA	119	(1)		41	118
Adj. EBITDA margin	24.1%	0.0	%pts		24.1%
Depreciation and amortization	(109)	87		42	(22)
Financial income (expense), net	27	3		43	30
Income (loss) before income taxes	37	89		44	126
Capex	12	1		45	13
Number of employees (average)	2,918	0			2,918
					to T-Com

T-Com	T-Com Ger. GAAP old	- IFRS figures, CEE mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consolidation	T-Com IFRS new	+ T-Online IFRS	Consolidation	Broadband/ Fixed Network IFRS new

Total revenue	6,975	286	(57)	28	6,632	418	563	112	6,599	489	(147)	6,941
of which domestic	6,059	0	(54)		6,005			n.a.	5,982	439	(147)	6,274
of which international	916	286	(3)		627			n.a.	617	50	0	667
Net revenue	6,053		(368)	29	5,685	196	676	0	5,205	448	0	5,653
EBITDA	2,605	149	(6)	30	2,450	4	8	11	2,457	118	(16)	2,559
of which domestic	2,181	0	3		2,184			n.a.	2,191	121	(16)	2,296
of which international	424	149	(9)		266			n.a.	266	(3)	0	263
EBITDA margin	37.3%	52.1%			36.9%	1.0%	1.4%		37.2%	24.1%		36.9%
Special factors affecting EBITDA	(36)	0	0	31	(36)	0	4	7	(33)	0	0	(33)
Adj. EBITDA	2,641	149	(6)	32	2,486	4	4	4	2,490	118	(16)	2,592
of which domestic	2,217	0	3		2,220			n.a.	2,224	121	(16)	2,329
of which international	424	149	(9)		266			n.a.	266	(3)	0	263
Adj. EBITDA margin	37.9%	52.1%			37.5%	1.0%	0.7%		37.7%	24.1%		37.3%
Depreciation and amortization	(1,184)	(50)	78	33	(1,056)	(17)	(16)	(1)	(1,058)	(22)	(2)	(1,082)
Financial income (expense), net	(15)	(278)	(38)	34	225	1	(11)	(7)	230	30	1	261
Income (loss) before income taxes	1,399	(179)	41	35	1,619	(12)	(19)	3	1,629	126	(17)	1,738
Capex	384	38	(1)	36	345	4	6	2	345	13	0	358
of which domestic	292	0	(1)		291			n.a.	291	7	0	298
of which international	92	38	0		54			n.a.	54	6	0	60
Number of employees (average)	125,700	3,185	0		122,515	628	11,313	0	111,830	2,918	0	114,748
of which domestic	94,506	0	0		94,506	628	11,313	0	83,821	2,107	0	85,928
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary Figures

Business unit
Mobile Communications

T-Mobile	T-Mobile Ger. GAAP	+ IFRS figures, CEE mobile	Delta IFRS	FN	T-Mobile IFRS

Total revenue	5,944	347	(19)	46	6,272
Net revenue	5,678	306	(18)	47	5,966
EBITDA	1,677	148	1	48	1,826
EBITDA margin	28.2%	42.7%			29.1%
Special factors affecting EBITDA	0	0	0	49	0
Adj. EBITDA	1,677	148	1	50	1,826
Adj. EBITDA margin	28.2%	42.7%			29.1%
Depreciation and amortization	(1,234)	(50)	599	51	(685)
Financial income (expense), net	(265)	(5)	(4)	52	(274)
Income (loss) before income taxes	156	93	618	53	867
Capex	452	42	(91)	54	403
Number of employees (average)	43,152	3,185	0		46,337
		from T-Com

Business unit
Business
Customers

T-Systems	T-Systems Ger. GAAP old	Delta IFRS		FN	T-Systems IFRS old	- Global Network factory, ICSS and NWS	+ Billing & collection	+ NetPro small/ medium enterprises	Consolidation	Business Customers IFRS new	Enterprise Services	Business Services

Total revenue	2,475	(11)		67	2,464	384	222	1,044	(271)	3,075	1,907	1,168
Net revenue	1,722	(11)		68	1,711	196	18	676	(1)	2,209	1,147	1,062
EBITDA	301	25		69	326	16	56	19	5	390	319	71
EBITDA margin	12.2%	1.1	%pts		13.2%	4.2%	25.3%	1.8%		12.7%	16.7%	6.1%
Special factors affecting EBITDA	0	0		70	0	0	0	(3)	0	(3)	0	(3)
Adj. EBITDA	301	25		71	326	16	56	22	5	393	319	74
Adj. EBITDA margin	12.2%	1.1	%pts		13.2%	4.2%	25.3%	2.1%		12.8%	16.7%	6.3%
Depreciation and amortization	(340)	114		72	(226)	(17)	(8)	(16)	2	(232)	(174)	(58)
EBIT	(39)	139		73	100	(1)	48	3	7	159	146	13
Financial income (expense), net	(150)	(11)		74	(161)	0	0	(4)	(1)	(166)	(131)	(3)
Income (loss) before income taxes	(190)	129		75	(61)	(1)	48	(1)	6	(7)	14	9
Capex	127	10		76	137	4	2	6	(2)	139	114	25
Number of employees (average)	40,352	0			40,352	628	1,320	11,313	0	52,357	35,110	17,247
						to T-Com	from GHS	from T-Com

All figures in millions of €,
calculated and rounded on the basis of precise figures

Unaudited and preliminary Figures

Q2 2004. Reconciliation Group and business units.

	Adjusted					Special influences				Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS	Group Ger. GAAP	Delta IFRS		FN	Group IFRS

Net revenue	14,412	(35)		1	14,377					14,412	(35)		1	14,377
Cost of sales	(7,766)	148			(7,618)	0	(1,353)	15	(1,353)	(7,766)	(1,205)			(8,971)
Gross profit from sales	6,646	113			6,759	0	(1,353)		(1,353)	6,646	(1,240)			5,406
Selling costs	(3,274)	202			(3,072)	0	0	16	0	(3,274)	202			(3,072)
General administrative costs	(1,129)	(19)			(1,148)	0	0	17	0	(1,129)	(19)			(1,148)
Other operating income	780	(382)			398	1,978	(1,903)	18	75	2,758	(2,285)			473
Other operating expenses	(1,308)	933			(375)	(606)	606	19	0	(1,914)	1,539			(375)
Operating results	1,715	847		2	2,562	1,372	(2,650)		(1,278)	3,087	(1,803)		2	1,284
Financial income (expense), net	(681)	(107)		3	(788)	0	92	20	92	(681)	(15)		3	(696)
of which interest expenses	(795)	(124)			(919)	0	0		0	(795)	(124)			(919)
Income (loss) before income taxes	1,034	740		4	1,774	1,372	(2,558)	21	(1,186)	2,406	(1,818)		4	588
Income taxes	(213)	(217)		5	(430)	(445)	986	22	541	(658)	769		5	111
Income (loss) after taxes	821	523		6	1,344	927	(1,572)		(645)	1,748	(1,049)		6	699
Income (losses) applicable to minority shareholders	(93)	(29)		7	(122)	0	0	23	0	(93)	(29)		7	(122)
Net income (loss)	728	494		8	1,222	927	(1,572)	24	(645)	1,655	(1,078)		8	577
EBIT	1,768	794		9	2,562	1,372	(2,650)	25	(1,278)	3,140	(1,856)		9	1,284
EBIT margin	12.3%	5.5	%pts		17.8%					21.8%	(12.9	)%pts		8.9%
EBITDA	4,783	140		10	4,923	1,372	(1,297)	26	75	6,155	(1,157)		10	4,998
EBITDA margin	33.2%	1.0	%pts		34.2%					42.7%	(7.9	)%pts		34.8%
Depreciation and amortization	(3,015)	654		11	(2,361)	0	(1,353)	27	(1,353)	(3,015)	(699)		11	(3,714)
Capex	1,517	163		12	1,680					1,517	163		12	1,680
Free cash flow before dividend	1,294	31		13	1,325					1,294	31		13	1,325
Net debt (billions of €)	43.3	4.0		14	47.3					43.3	4.0		14	47.3

GHS	GHS Ger. GAAP	Delta IFRS		FN	GHS IFRS old	- Billing & collection	GHS IFRS new

Total revenue	1,154	(4)		77	1,150	268	882
Net revenue	84	0		78	84	15	69
EBITDA	(81)	30		79	(51)	71	(122)
of which Vivento	(261)	32		80	(229)	0	(229)
EBITDA margin	(7.0)%	2.6	%pts		(4.4)%	26.5%	(13.8)%
Special factors affecting EBITDA	135	(92)		81	43	0	43
Adj. EBITDA	(216)	122		82	(94)	71	(165)
of which Vivento	(304)	32		83	(272)	0	(272)
Adj. EBITDA margin	(18.7)%	10.5	%pts		(8.2)%	26.5%	(18.7)%
Depreciation and amortization	(173)	(33)		84	(206)	(10)	(196)
Financial income (expense), net	(574)	(78)		85	(652)	(1)	(651)
Income (loss) before income taxes	(839)	(70)		86	(909)	60	(969)
Capex	131	19		87	150	5	145
Number of employees (average)	34,976	0			34,976	2,189	32,787
						to T-Systems

Consolidation	Consolidation Ger. GAAP	Delta IFRS	FN	Consolidation IFRS old	Delta new structure	Consolidation IFRS new

Total revenue	(2,986)	(95)		(3,081)	(154)	(3,235)
Net revenue	0	0		0	0	0
EBITDA	(12)	(25)		(37)	(5)	(42)
Special factors affecting EBITDA	0	0		0	0	0
Adj. EBITDA	(12)	(25)		(37)	(5)	(42)
Depreciation and amortization	93	(81)		12	1	13
Financial income (expense), net	(93)	148		55	(2)	53
Income (loss) before income taxes	(13)	43		30	(6)	24
Capex	9	47		56	(2)	54

Unaudited and preliminary Figures

Business unit
Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	500	(1)		37	499
Net revenue(1)	456	(1)		38	455
EBITDA	128	1		39	129
EBITDA margin	25.6%	0.3	%pts		25.9%
Special factors affecting EBITDA	0	0		40	0
Adj. EBITDA	128	1		41	129
Adj. EBITDA margin	25.6%	0.3	%pts		25.9%
Depreciation and amortization	(111)	87		42	(24)
Financial income (expense), net	28	4		43	32
Income (loss) before income taxes	45	92		44	137
Capex	18	0		45	18
Number of employees (average)	2,945	0			2,945
					to T-Com

T Com	T-Com Ger. GAAP old	- IFRS figures, CEE mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consoli-dation	T- Com IFRS new	+ T-Online IFRS	Consoli- dation	Broadband/ Fixed Network IFRS new

Total revenue	6,882	329	(9)	28	6,544	396	602	132	6,470	499	(160)	6,809
of which domestic	5,906	0	(12)		5,894			n.a.	5,825	443	(159)	6,109
of which international	976	329	3		650			n.a.	645	56	(1)	700
Net revenue	6,054		(384)	29	5,670	192	708	0	5,154	455	0	5,609
EBITDA	2,592	187	23	30	2,428	4	14	22	2,440	129	8	2,577
of which domestic	2,156	0	18		2,174			n.a.	2,186	130	8	2,324
of which international	436	187	5		254			n.a.	254	(1)	0	253
EBITDA margin	37.7%	56.8%			37.1%	5.6%	2.3%		37.7%	25.9%		37.8%
Special factors affecting EBITDA	0	0	0	31	0	0	0	0	0	0	0	0
Adj. EBITDA	2,592	187	23	32	2,428	22	14	4	2,440	129	8	2,577
of which domestic	2,156	0	18		2,174			n.a.	2,186	130	8	2,324
of which international	436	187	5		254			n.a.	254	(1)	0	253
Adj. EBITDA margin	37.7%	56.8%			37.1%	5.6%	2.3%		37.7%	25.9%		37.8%
Depreciation and amortization	(1,204)	(51)	59	33	(1,094)	(18)	(16)	0	(1,096)	(24)	(2)	(1,122)
Financial income (expense), net	28	1	(41)	34	(14)	(2)	16	21	(11)	32	(1)	20
Income (loss) before income taxes	1,405	136	51	35	1,320	2	14	25	1,333	137	5	1,475
Capex	521	50	(12)	36	459	3	16	1	447	18	0	465
of which domestic	380	0	(12)		368			n.a.	356	13	(1)	368
of which international	141	50	0		91			n.a.	91	5	1	97
Number of employees (average)	125,782	3,192	0		122,590	631	11,306	0	111,915	2,945	0	114,860
of which domestic	94,943	0	0		94,943	631	11,306	0	84,269	2,121	0	86,390
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary Figures

Business unit
Mobile Communications

T Mobile	T-Mobile Ger. GAAP	+ IFRS figures, CEE mobile	Delta IFRS	FN	T-Mobile IFRS

Total revenue	6,237	398	14	46	6,649
Net revenue	6,005	354	13	47	6,372
EBITDA	3,210	179	(1,187)	48	2,202
EBITDA margin	51.5%	45.0%			33.1%
Special factors affecting EBITDA	1,280	0	(1,205)	49	75
Adj. EBITDA	1,930	179	18	50	2,127
Adj. EBITDA margin	30.9%	45.0%			32.0%
Depreciation and amortization	(1,270)	(52)	(844)	51	(2,166)
Financial income (expense), net	(65)	(4)	(25)	52	(94)
Income (loss) before income taxes	1,846	123	(2,027)	53	(58)
Capex	644	54	95	54	793
Number of employees (average)	44,215	3,192	0		47,407
		from T-Com

Business unit
Business
Customers

T Systems	T-Systems Ger. GAAP old	Delta IFRS		FN	T-Systems IFRS old	- Global Network factory, ICSS and NWS	+ Billing & collection	+ NetPro small/ medium enterprises	Consolidation	Business Customers IFRS new	Enterprise Services	Business Services

Total revenue	2,625	(9)		67	2,616	387	272	1,097	(326)	3,272	2,102	1,170
Net revenue	1,813	(17)		68	1,796	192	15	708	0	2,327	1,239	1,088
EBITDA	318	9		69	327	27	70	17	(4)	383	328	56
EBITDA margin	12.1%	0.4	% pts		12.5%	7.0%	25.7%	1.6%		11.7%	15.6%	4.8%
Special factors affecting EBITDA	(43)	0		70	(43)	0	0	0	0	(43)	0	(43)
Adj. EBITDA	361	9		71	370	27	70	17	(4)	426	328	99
Adj. EBITDA margin	13.8%	0.4	% pts		14.1%	7.0%	25.7%	1.5%		13.0%	15.6%	8.5%
Depreciation and amortization	(350)	114		72	(236)	(18)	(10)	(16)	1	(243)	(184)	(60)
EBIT	(32)	123		73	91	10	60	1	(2)	140	144	(4)
Financial income (expense), net	(5)	(18)		74	(23)	(4)	(1)	(5)	1	(24)	8	(4)
Income (loss) before income taxes	(38)	106		75	68	5	60	(4)	(3)	116	155	(8)
Capex	194	10		76	204	3	6	19	(4)	222	171	51
Number of employees (average)	39,867	0			39,867	631	2,189	11,306	0	52,729	35,520	17,210
						to T-Com	from GHS	from T-Com

All figures in millions of €,
calculated and rounded on the basis of precise figures

Unaudited and preliminary Figures

Q3 2004. Reconciliation Group and business units.

	Adjusted					Special influences				Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS	Group Ger. GAAP	Delta IFRS		FN	Group IFRS
Net revenue	14,524	(171)		1	14,353					14,524	(171)		1	14,353
Cost of sales	(7,849)	335			(7,514)	0	(1)	15	(1)	(7,849)	334			(7,515)
Gross profit from sales	6,675	164			6,839	0	(1)		(1)	6,675	163			6,838
Selling costs	(3,014)	(17)			(3,031)	0	(1)	16	(1)	(3,014)	(18)			(3,032)
General administrative costs	(1,060)	58			(1,002)	0	(14)	17	(14)	(1,060)	44			(1,016)
Other operating income	719	(323)			396	650	(641)	18	9	1,369	(964)			405
Other operating expenses	(1,094)	763			(331)	(109)	(2,412)	19	(2,521)	(1,203)	(1,649)			(2,852)
Operating results	2,226	645		2	2,871	541	(3,069)		(2,528)	2,767	(2,424)		2	343
Financial income (expense), net	(793)	(231)		3	(1,024)	0	0	20	0	(793)	(231)		3	(1,024)
of which interest expenses	(836)	(28)			(864)	0	0		0	(836)	(28)			(864)
Income (loss) before income taxes	1,433	414		4	1,847	541	(3,069)	21	(2,528)	1,974	(2,655)		4	(681)
Income taxes	(340)	(220)		5	(560)	(143)	160	22	17	(483)	(60)		5	(543)
Income (loss) after taxes	1,093	194		6	1,287	398	(2,909)		(2,511)	1,491	(2,715)		6	(1,224)
Income (losses) applicable to minority shareholders	(104)	(31)		7	(135)	0	0	23	0	(104)	(31)		7	(135)
Net income (loss)	989	163		8	1,152	398	(2,909)	24	(2,511)	1,387	(2,746)		8	(1,359)
EBIT	2,273	598		9	2,871	541	(3,069)	25	(2,528)	2,814	(2,471)		9	343
EBIT margin	15.6%	4.4pts	%		20.0%					19.4%	(17.0	%pts)		2.4%
EBITDA	5,264	29		10	5,293	541	(641)	26	(100)	5,805	(612)		10	5,193
EBITDA margin	36.2%	0.7	pts%		36.9%					40.0%	(3.8	%pts)		36.2%
Depreciation and amortization	(2,991)	569		11	(2,422)	0	(2,428)	27	(2,428)	(2,991)	(1,859)		11	(4,850)
Capex	1,275	203		12	1,478					1,275	203		12	1,478
Free cash flow before dividend	2,391	49		13	2,440					2,391	49		13	2,440
Net debt (billions of €)	40.8	3.9		14	44.7					40.8	3.9		14	44.7

GHS	GHS Ger. GAAP	Delta IFRS		FN	GHS IFRS old	- Billing & collection	GHS IFRS new

Total revenue	1,164	(5)		77	1,159	272	887
Net revenue	78	0		78	78	21	57
EBITDA	69	7		79	76	77	(1)
of which Vivento	(152)	35		80	(117)	0	(117)
EBITDA margin	5.9%	0.6	%pts		6.6%	28.3%	(0.1)%
Special factors affecting EBITDA	21	0		81	21	0	21
Adj. EBITDA	48	7		82	55	77	(22)
of which Vivento	(183)	35		83	(148)	0	(148)
Adj. EBITDA margin	4.1%	0.6	%pts		4.7%	28.3%	(2.5)%
Depreciation and amortization	(180)	(67)		84	(247)	(10)	(237)
Financial income (expense), net	(676)	11		85	(665)	1	(666)
Income (loss) before income taxes	(799)	(37)		86	(836)	68	(904)
Capex	124	65		87	189	7	182
Number of employees (average)	34,795	0			34,795	2,687	32,108
						to T-Systems

Consolidation	Consolidation Ger. GAAP	Delta IFRS	FN	Consolidation IFRS old	Delta New Structure	Consolidation IFRS new

Total revenue	(2,953)	(125)		(3,078)	(148)	(3,226)
Net revenue	0	0		0	0	0
EBITDA	(140)	36		(104)	4	(100)
Special factors affecting EBITDA	(93)	0		(93)	0	(93)
Adj. EBITDA	(47)	36		(11)	4	(7)
Depreciation and amortization	83	(71)		12	5	17
Financial income (expense), net	24	(38)		(14)	4	(10)
Income (loss) before income taxes	(32)	(74)		(106)	13	(93)
Capex	(34)	24		(10)	1	(9)

Unaudited and preliminary Figures

Business unit
Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	464	22		37	486
Net revenue(1)	419	22		38	441
EBITDA	110	25		39	135
EBITDA margin	23.7%	4.1	%pts		27.8%
Special factors affecting EBITDA	(1)	0		40	(1)
Adj. EBITDA	111	25		41	136
Adj. EBITDA margin	23.9%	4.1	%pts		28.0%
Depreciation and amortization	(112)	88		42	(24)
Financial income (expense), net	26	4		43	30
Income (loss) before income taxes	24	117		44	141
Capex	15	4		45	19
Number of employees (average)	2,981	0			2,981
					to T-Com

T-Com	T-Com Ger. GAAP old	- IFRS figures, CEE Mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consoli-dation	T-Com IFRS new	+ T-Online IFRS	Consoli- dation	Broadband/ Fixed Network IFRS new

Total revenue	6,806	374	(63)	28	6,369	322	585	148	6,254	486	(131)	6,609
of which domestic	5,791	0	(64)		5,727			n.a.	5,618	434	(132)	5,921
of which international	1,015	374	1		642			n.a.	636	52	0	688
Net revenue	6,007		(483)	29	5,524	132	664	0	4,992	441	0	5,433
EBITDA	2,576	189	(19)	30	2,368	8	37	3	2,342	135	0	2,477
of which domestic	2,115	0	4		2,119			n.a.	2,093	129	0	2,222
of which international	461	189	(23)		249			n.a.	249	6	0	255
EBITDA margin	37.8%	50.5%			37.2%	2.5%	6.3%		37.4%	27.8%		37.5%
Special factors affecting EBITDA	(17)	0	0	31	(17)	0	0	0	(17)	(1)	0	(18)
Adj. EBITDA	2,593	189	(19)	32	2,385	8	37	3	2,359	136	0	2,495
of which domestic	2,116	0	4		2,120			n.a.	2,094	130	0	2,224
of which international	477	189	(23)		265			n.a.	265	6	0	271
Adj. EBITDA margin	38.1%	50.5%			37.4%	2.5%	6.3%		37.7%	28.0%		37.8%
Depreciation and amortization	(1,158)	(107)	(101)	33	(1,152)	(14)	(14)	(3)	(1,155)	(24)	(2)	(1,181)
Financial income (expense), net	45	(13)	(40)	34	18	(3)	12	16	19	30	0	49
Income (loss) before income taxes	1,455	70	(151)	35	1,234	(9)	35	16	1,206	141	(2)	1,345
Capex	518	44	14	36	488	0	9	0	479	19	0	498
of which domestic	384	0	15		399			n.a.	390	14	0	404
of which international	134	44	(1)		89			n.a.	89	5	0	94
Number of employees (average)	125,914	3,190	0		122,724	633	9,789	0	113,568	2,981	0	116,549
of which domestic	95,583	0	0		95,583	633	9,789	0	86,427	2,178	0	88,605
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary Figures

Business unit
Mobile Communications

T-Mobile	T-Mobile Ger. GAAP	+ IFRS figures, CEE mobile	Delta IFRS	FN	T-Mobile IFRS

Total revenue	6,479	432	3	46	6,914
Net revenue	6,273	387	3	47	6,663
EBITDA	2,798	199	(628)	48	2,369
EBITDA margin	43.2%	46.1%			34.3%
Special factors affecting EBITDA	636	0	(641)	49	(5)
Adj. EBITDA	2,162	199	13	50	2,374
Adj. EBITDA margin	33.4%	46.1%			34.3%
Depreciation and amortization	(1,282)	(108)	(1,825)	51	(3,215)
Financial income (expense), net	(203)	(8)	(13)	52	(224)
Income (loss) before income taxes	1,287	83	(2,440)	53	(1,070)
Capex	471	42	93	54	606
Number of employees (average)	44,920	3,190	0		48,111
		from T-Com

Business unit
Business Customers

T-Systems	T-Systems Ger. GAAP old	Delta IFRS		FN	T-Systems IFRS old	- Global Network factory, ICSS and NWS	+ Billing & collection	+ NetPro small/ medium enterprises	Consoli- dation	Business Customers IFRS new	Enterprise Services	Business Services

Total revenue	2,564	(61)		67	2,503	309	276	976	(277)	3,169	2,139	1,129
Net revenue	1,747	(100)		68	1,647	132	21	664	0	2,200	1,150	1,050
EBITDA	392	(43)		69	349	14	78	48	(13)	448	369	79
EBITDA margin	15.3%	(1.3	)%pts		13.9%	4.5%	28.2%	4.9%		14.1%	18.1%	7.0%
Special factors affecting EBITDA	(5)	0		70	(5)	0	0	0	0	(5)	0	(5)
Adj. EBITDA	397	(43)		71	354	14	78	48	(13)	453	369	84
Adj. EBITDA margin	15.5%	(1.4	)%pts		14.1%	4.5%	28.2%	4.9%		14.3%	18.1%	7.4%
Depreciation and amortization	(342)	118		72	(224)	(15)	(10)	(14)	(1)	(234)	(180)	(54)
EBIT	50	75		73	125	(1)	67	34	(13)	214	189	25
Financial income (expense), net	(9)	(160)		74	(169)	0	0	(4)	0	(173)	(136)	(1)
Income (loss) before income taxes	39	(83)		75	(44)	0	67	30	(12)	41	53	24
Capex	181	5		76	186	0	7	10	(2)	201	159	42
Number of employees (average)	39,750	0			39,750	633	2,687	9,789	0	51,593	35,860	15,734
						to T-Com	from GHS	from T-Com				.

All figures in millions of €,
calculated and rounded on the basis of precise figures

Unaudited and preliminary Figures

Q4 2004. Reconciliation Group and business units.

	Adjusted					Special influences				Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS	Group Ger. GAAP	Delta IFRS		FN	Group IFRS

Net revenue	14,958	(218)		1	14,740					14,958	(218)		1	14,740
Cost of sales	(8,140)	268			(7,872)	(77)	95	15	18	(8,217)	363			(7,854)
Gross profit from sales	6,818	50			6,868	(77)	95		18	6,741	145			6,886
Selling costs	(3,675)	172			(3,503)	(24)	1	16	(23)	(3,699)	173			(3,526)
General administrative costs	(1,249)	65			(1,184)	(137)	14	17	(123)	(1,386)	79			(1,307)
Other operating income	908	(429)			479	1,170	(1,170)	18	0	2,078	(1,599)			479
Other operating expenses	(1,348)	968			(380)	172	(106)	19	66	(1,176)	862			(314)
Operating results	1,454	826		2	2,280	1,104	(1,166)		(62)	2,558	(340)		2	2,218
Financial income (expense), net	(743)	(194)		3	(937)	0	1,138	20	1,138	(743)	944		3	201
of which interest expenses	(747)	(33)			(779)	0	0		0	(747)	(32)			(779)
Income (loss) before income taxes	711	632		4	1,343	1,104	(28)	21	1,076	1,815	604		4	2,419
Income taxes	(399)	(258)		5	(657)	12	(21)	22	(9)	(387)	(279)		5	(666)
Income (loss) after taxes	312	374		6	686	1,116	(49)		1,067	1,428	325		6	1,753
Income (losses) applicable to minority shareholders	(60)	(34)		7	(94)	55	0	23	55	(5)	(34)		7	(39)
Net income (loss)	252	340		8	592	1,171	(49)	24	1,122	1,423	291		8	1,714
EBIT	1,509	771		9	2,280	1,104	(1,166)	25	(62)	2,613	(395)		9	2,218
EBIT margin	10.1%	5.4	%pts		15.5%					17.5%	(2.4	)%pts		15.0%
EBITDA	4,732	(6)		10	4,726	1,107	(1,241)	26	(134)	5,839	(1,247)		10	4,592
EBITDA margin	31.6%	0.4	%pts		32.1%					39.0%	(7.9	)%pts		31.2%
Depreciation and amortization	(3,225)	779		11	(2,446)	(1)	73	27	72	(3,226)	852		11	(2,374)
Capex	2,125	318		12	2,443					2,125	318		12	2,443
Free cash flow before dividend	3,595	0		13	3,595					3,595	0		13	3,595
Net debt (billions of €)	35.2	4.4		14	39.6					35.2	4.4		14	39.6

GHS	GHS Ger. GAAP	Delta IFRS		FN	GHS IFRS old	Billing & collection	GHS IFRS new

Total revenue	1,093	(4)		77	1,089	198	891
Net revenue	94	0		78	94	22	72
EBITDA	(142)	(192)		79	(334)	(21)	(313)
of which Vivento	(123)	(62)		80	(185)	0	(185)
EBITDA margin	(13.0)%	(17.7	)%pts		(30.7)%	(10.6)%	(35.1)%
Special factors affecting EBITDA	176	(215)		81	(39)	0	(39)
Adj. EBITDA	(318)	23		82	(295)	(21)	(274)
of which Vivento	(186)	(13)		83	(199)	0	(199)
Adj. EBITDA margin	(29.1)%	2.0	%pts		(27.1)%	(10.6)%	(30.8)%
Depreciation and amortization	(281)	32		84	(249)	(10)	(239)
Financial income (expense), net	(554)	(5)		85	(559)	0	(559)
Income (loss) before income taxes	(998)	(144)		86	(1,142)	(31)	(1,111)
Capex	178	126		87	304	16	288
Number of employees (average)	34,371	0			34,371	2,698	31,673
						to T-Systems

Consolidation	Consolidation Ger. GAAP	Delta IFRS	FN	Consolidation IFRS old	Delta new structure	Consolidation IFRS new

Total revenue	(3,016)	(57)		(3,073)	138	(2,935)
Net revenue	0	0		0	0	0
EBITDA	195	(15)		180	24	204
Special factors affecting EBITDA	160	(14)		146	(2)	146
Adj. EBITDA	35	(1)		34	26	58
Depreciation and amortization	77	(40)		37	(24)	13
Financial income (expense), net	(19)	(5)		(24)	(2)	(26)
Income (loss) before income taxes	255	(62)		193	(2)	191
Capex	(87)	35		(52)	12	(40)

Unaudited and preliminary Figures

Business unit
 Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	522	16		37	538
Net revenue	465	15		38	480
EBITDA	62	19		39	81
EBITDA margin	11.9%	3.2	%pts		15.1%
Special factors affecting EBITDA	0	0		40	0
Adj. EBITDA	62	19		41	81
Adj. EBITDA margin	11.9%	3.2	%pts		15.1%
Depreciation and amortization	(120)	82		42	(38)
Financial income (expense), net	28	4		43	32
Income (loss) before income taxes	(33)	108		44	75
Capex	65	6		45	71
Number of employees (average)	3,007	0			3,007
					to T-Com

T-Com	T-Com Ger. GAAP old	- IFRS figures, CEE mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consoli- dation	T-Com IFRS new	+ T-Online IFRS	Consoli- dation	Broadband/ Fixed Network IFRS new

Total revenue	7,151	344	(99)	28	6,708	316	1,047	301	6,278	538	(165)	6,651
of which domestic	6,165	0	(98)		6,067			n.a.	5,644	481	167	5,958
of which international	986	344	(1)		641			n.a.	634	57	2	693
Net revenue	6,311		(483)	29	5,828	151	745	0	5,234	480	0	5,714
EBITDA	2,467	154	(21)	30	2,292	13	30	(10)	2,265	81	(6)	2,340
of which domestic	2,210	0	(12)		2,198			n.a.	2,171	83	(6)	2,248
of which international	257	154	(9)		94			n.a.	94	(2)	0	92
EBITDA margin	34.5%	44.8%			34.2%	4.1%	2.9%		36.1%	15.1%		35.2%
Special factors affecting EBITDA	(173)	(2)	0	31	(171)	0	2	4	(169)	0	0	(169)
Adj. EBITDA	2,640	156	(21)	32	2,463	13	28	(14)	2,434	81	(6)	2,509
of which domestic	2,249	0	(30)		2,219			n.a.	2,208	83	(6)	2,285
of which international	391	156	9		244			n.a.	226	(2)	0	224
Adj. EBITDA margin	36.9%	45.3%			36.7%	4.1%	2.7%		38.8%	15.1%		37.7%
Depreciation and amortization	(1,244)	(56)	186	33	(1,002)	(16)	(11)	0	(1,007)	(38)	22	(1,023)
Financial income (expense), net	53	(102)	(42)	34	113	1	38	40	116	32	1	149
Income (loss) before income taxes	1,266	(5)	132	35	1,403	(2)	57	30	1,374	75	17	1,466
Capex	907	183	12	36	736	2	1	(10)	727	71	0	798
of which domestic	564	0	12		576			n.a.	567	61	0	628
of which international	343	183	0		160			n.a.	160	10	0	170
Number of employees (average)	124,184	3,198	0		120,985	634	9,617	0	112,002	3,007	0	115,010
of which domestic	94,937	0	0		94,937	634	9,617	0	85,954	2,192	0	88,146
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary Figures

Business unit
Mobile Communications

		+ IFRS
		figures,
	T-Mobile	CEE	Delta		T-Mobile
T-Mobile	Ger. GAAP	mobile	IFRS	FN	IFRS

Total revenue	6,335	405	(48)	46	6,692
Net revenue	6,132	366	(49)	47	6,449
EBITDA	2,911	150	(995)	48	2,066
EBITDA margin	46.0%	37.0%			30.9%
Special factors affecting EBITDA	1,012	0	(1,014)	49	(2)
Adj. EBITDA	1,899	150	19	50	2,068
Adj. EBITDA margin	30.0%	37.0%			30.9%
Depreciation and amortization	(1,302)	(69)	484	51	(887)
Financial income (expense), net	(241)	(12)	916	52	663
Income (loss) before income taxes	1,347	69	426	53	1,842
Capex	844	161	87	54	1,092
Number of employees (average)	44,617	3,198	0		47,815
		from T-Com

Business unit
Business
Customers

	T-Systems Ger. GAAP old					- Global Network factory, ICSS and NWS		+ NetPro small/ medium enterprises
							+			Business Customers IFRS new
		Delta IFRS			T-Systems IFRS old		Billing &				Enterprise Services	Business Services
T-Systems				FN			collection		Consolidation

Total revenue	2,873	(87)		67	2,786	305	202	1,176	(418)	3,441	2,200	1,242
Net revenue	1,956	(67)		68	1,889	151	22	745	0	2,505	1,408	1,097
EBITDA	346	(39)		69	307	20	(21)	26	3	295	249	46
EBITDA margin	12.0%	(1.0	)%pts		11.0%	6.7%	(10.5)%	2.2%		8.6%	11.3%	3.7%
Special factors affecting EBITDA	(68)	0		70	(68)	0	0	(2)	0	70	0	(70)
Adj. EBITDA	414	(39)		71	375	20	(21)	28	3	365	249	116
Adj. EBITDA margin	14.4%	(0.9	)%pts		13.5%	6.6%	(10.5)%	2.4%		10.6%	11.3%	9.3%
Depreciation and amortization	(356)	121		72	(235)	(15)	(9)	(11)	2	(238)	(181)	(58)
EBIT	(10)	82		73	72	5	(30)	15	6	57	68	(11)
Financial income (expense), net	(10)	(14)		74	(24)	1	3	(2)	(2)	(26)	(9)	(7)
Income (loss) before income taxes	(22)	70		75	48	6	(27)	13	3	31	51	(18)
Capex	218	74		76	292	2	17	13	(15)	307	257	50
Number of employees (average)	39,551	0			39,551	634	2,698	9,617	0	51,232	35,626	15,606
						to T-Com	from GHS	from T-Com

All figures in millions of €,
calculated and rounded on the basis of precise figures

Unaudited and preliminary Figures

FY 2004. Reconciliation Group and business units.

	Adjusted					Special influences
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS	Group Ger. GAAP	Delta IFRS	FN	Group IFRS

Net revenue	57 880	(520)		1	57.360
Cost of sales	(31 325)	1 102			(30 223)	(77)	(1 259)	15	(1 336)
Gross profit from sales	26 555	582			27 137	(77)	(1 259)		(1 336)
Selling costs	(13 258)	445			(12 813)	(24)	0	16	(24)
General administrative costs	(4 543)	175			(4 368)	(137)	0	17	(137)
Other operating income	3 138	(1 504)			1 634	3 798	(3 714)	18	84
Other operating expenses	(4 972)	3 580			(1 392)	(612)	(1 912)	19	(2 524)
Operating results	6 920	3 278		2	10 198	2 948	(6 885)		(3 937)
Financial income (expense), net	(3 327)	(646)		3	(3 973)	0	1 230	20	1 230
of which interest expenses	(3 351)	(148)			(3 499)	0	0		0
Income (loss) before income taxes	3 593	2 632		4	6 225	2 948	(5 655)	21	(2 707)
Income taxes	(1 043)	(1 044)		5	(2 087)	(565)	1 124	22	559
Income (loss) after taxes	2 550	1 588		6	4 138	2 383	(4 531)		(2 148)
Income (losses) applicable to minority shareholders	(354)	(127)		7	(481)	55	0	23	55
Net income (loss)	2 196	1 461		8	3 657	2 438	(4 531)	24	(2 093)
EBIT	7 119	3 079		9	10 198	2 948	(6 885)	25	(3 937)
EBIT margin	12.3%	5.5	%pts		17.8%
EBITDA	19 364	253		10	19 617	2 951	(3 179)	26	(228)
EBITDA margin	33.5%	0.7	%pts		34.2%
Depreciation and amortization	(12 245)	2 826		11	(9 419)	(3)	(3 706)	27	(3 709)
Capex	5 936	575		12	6 511
Free cash flow before dividend	10 180	131		13	10 311
Net debt (billions of €)	35.2	4.4		14	39.6

	Unadjusted
Group	Group Ger. GAAP	Delta IFRS		FN	Group IFRS

Net revenue	57 880	(520)		1	57 360
Cost of sales	(31 402)	(157)			(31 559)
Gross profit from sales	26 478	(677)			25 801
Selling costs	(13 282)	445			(12 837)
General administrative costs	(4 680)	175			(4 505)
Other operating income	6 936	(5 218)			1 718
Other operating expenses	(5 584)	1 668			(3 916)
Operating results	9 868	(3 607)		2	6 261
Financial income (expense), net	(3 327)	584		3	(2 743)
of which interest expenses	(3 351)	(148)			(3 499)
Income (loss) before income taxes	6 541	(3 023)		4	3 518
Income taxes	(1 608)	80		5	(1 528)
Income (loss) after taxes	4 933	(2 943)		6	1 990
Income (losses) applicable to minority shareholders	(299)	(127)		7	(426)
Net income (loss)	4 634	(3 070)		8	1 564
EBIT	10 067	(3 806)		9	6 261
EBIT margin	17.4%	(6.5	)%pts		10.9%
EBITDA	22 315	(2 926)		10	19 389
EBITDA margin	38.6%	(4.8	)%pts		33.8%
Depreciation and amortization	(12 248)	(880)		11	(13 128)
Capex	5 936	575		12	6 511
Free cash flow before dividend	10 180	131		13	10 311
Net debt (billions of €)	35.2	4.4		14	39.6

	GHS	Delta			GHS	- Billing &	GHS
GHS	Ger. GAAP	IFRS		FN	IFRS old	collection	IFRS new

Total revenue	4 501	(18)		77	4 483	957	3 526
Net revenue	336	0		78	336	76	260
EBITDA	(317)	(57)		79	(374)	182	(556)
of which Vivento	(786)	47		80	(739)	0	(739)
EBITDA margin	(7.0)%	(1.3	)%pts		(8.3)%	19.0%	(15.8)%
Special factors affecting EBITDA	299	(307)		81	(8)	0	(8)
Adj. EBITDA	(616)	250		82	(366)	182	(548)
of which Vivento	(890)	96		83	(794)	0	(794)
Adj. EBITDA margin	(13.7)%	5.5	%pts		(8.2)%	19.0%	(15.5)%
Depreciation and amortization	(846)	(68)		84	(914)	(38)	(876)
Financial income (expense), net	(2 572)	(116)		85	(2 688)	0	(2 688)
Income (loss) before income taxes	(3 792)	(184)		86	(3 976)	144	(4 120)
Capex	490	214		87	704	31	673
Number of employees (average)	35 095	0			35 095	2 223	32 872
						to T-Systems

					Delta
	Consolidation	Delta		Consolidation	new	Consolidation
Consolidation	Ger. GAAP	IFRS	FN	IFRS old	structure	IFRS new

Total revenue	(11,946)	(338)		(12,284)	(376)	(12,660)
Net revenue	0	0		0	0	0
EBITDA	20	(30)		(10)	22	12
Special factors affecting EBITDA	67	(14)		53	(5)	48
Adj. EBITDA	(47)	(16)		(63)	27	(36)
Depreciation and amortization	316	(244)		72	(16)	56
Financial income (expense), net	(27)	(188)		(215)	(1)	(216)
Income (loss) before income taxes	310	(463)		(153)	5	(148)
Capex	(125)	70		(55)	12	(43)

Unaudited and preliminary Figures

Business unit
Broadband/Fixed Network

T-Online	T-Online Ger. GAAP	Delta IFRS		FN	T-Online IFRS

Total revenue	1,979	33		37	2,012
Net revenue	1,793	31		38	1,824
EBITDA	419	44		39	463
EBITDA margin	21.2%	1.8	%pts		23.0%
Special factors affecting EBITDA	(1)	0		40	(1)
Adj. EBITDA	420	44		41	464
Adj. EBITDA margin	21.2%	1.8	%pts		23.1%
Depreciation and amortization	(452)	344		42	(108)
Financial income (expense), net	109	15		43	124
Income (loss) before income taxes	73	406		44	479
Capex	110	11		45	121
Number of employees (average)	2,963	0			2,963
					to T-Com

T-Com	T-Com Ger. GAAP old	- IFRS figures, CEE mobile	Delta IFRS	FN	T-Com IFRS old	+ Global Network factory, ICSS and NWS	- NetPro small/ medium enterprises	Consolidation	T-Com IFRS new	+ T-Online IFRS	Consolidation	Broadband/ Fixed Network IFRS new

Total revenue	27,814	1,333	(228)	28	26,253	1,452	2,797	693	25,601	2,012	(603)	27,010
of which domestic	23,921	0	(228)		23,693			n.a.	23,069	1,797	(604)	24,262
of which international	3,893	1,333	0		2,560			n.a.	2,532	215	1	2,748
Net revenue	24,425		(1,718)	29	22,707	671	2,793	0	20,585	1,824	0	22,409
EBITDA	10,240	679	(23)	30	9,538	47	89	8	9,504	463	(14)	9,953
of which domestic	8,662	0	13		8,675			n.a.	8,641	463	(14)	9,090
of which international	1,578	679	(36)		863			n.a.	863	0	0	863
EBITDA margin	36.8%	50.9%			36.3%	3.2%	3.2%		37.1%	23.0%		36.8%
Special factors affecting EBITDA	(226)	(2)	0	31	(224)	0	6	11	(219)	(1)	0	(220)
Adj. EBITDA	10,466	681	(23)	32	9,762	47	83	(3)	9,723	464	(14)	10,173
of which domestic	8,738	0	(5)		8,733			n.a.	8,712	464	(14)	9,162
of which international	1,728	681	(18)		1,029			n.a.	1,011	0	0	1,011
Adj. EBITDA margin	37.6%	51.1%			37.2%	3.2%	3.0%		38.0%	23.1%		37.7%
Depreciation and amortization	(4,790)	(264)	222	33	(4,304)	(65)	(57)	(4)	(4,316)	(108)	16	(4,408)
Financial income (expense), net	111	(392)	(161)	34	342	(3)	55	70	354	124	1	479
Income (loss) before income taxes	5,525	23	74	35	5,576	(21)	87	74	5,542	479	3	6,024
Capex	2,330	315	13	36	2,028	8	30	(8)	1,998	121	0	2,119
of which domestic	1,620	0	14		1,634			n.a.	1,604	95	(1)	1,698
of which international	710	315	(1)		394			n.a.	394	26	1	421
Number of employees (average)	125,395	3,192	0		122,203	631	10,506	0	112,329	2,963	0	115,292
of which domestic	94,992	0	0		94,992	631	10,506	0	85,118	2,149	0	87,267
		to T-Mobile				from T-Systems	to T-Systems			from T-Online

Unaudited and preliminary Figures

Business unit
Mobile Communications

T-Mobile	T-Mobile Ger. GAAP	+ IFRS figures, CEE mobile	Delta IFRS	FN	T-Mobile IFRS

Total revenue	24,995	1,582	(50)	46	26,527
Net revenue	24,088	1,413	(51)	47	25,450
EBITDA	10,596	676	(2,809)	48	8,463
EBITDA margin	42.4%	42.7%			31.9%
Special factors affecting EBITDA	2,928	0	(2,860)	49	68
Adj. EBITDA	7,668	676	51	50	8,395
Adj. EBITDA margin	30.7%	42.7%			31.6%
Depreciation and amortization	(5,088)	(279)	(1,586)	51	(6,953)
Financial income (expense), net	(774)	(29)	874	52	71
Income (loss) before income taxes	4,636	368	(3,423)	53	1,581
Capex	2,411	299	184	54	2,894
Number of employees (average)	44,226	3,192	0		47,418
		from T-Com

Business unit
Business Customers

T-Systems	T-Systems Ger. GAAP old	Delta IFRS		FN	T-Systems IFRS old	- Global Network factory, ICSS and NWS	+ Billing & collection	+ NetPro small/ medium enterprises	Consoli- dation	Business Customers IFRS new	Enterprise Services	Business Services

Total revenue	10,537	(168)		67	10,369	1,385	972	4,293	(1,292)	12,957	8,248	4,709
Net revenue	7,238	(195)		68	7,043	671	76	2,793	0	9,241	4,944	4,297
EBITDA	1,357	(48)		69	1,309	78	183	110	(7)	1,517	1,265	252
EBITDA margin	12.9%	(0.3	)%pts		12.6%	5.6%	18.8%	2.6%		11.7%	15.3%	5.4%
Special factors affecting EBITDA	(116)	0		70	(116)	0	0	(5)	0	(121)	0	(121)
Adj. EBITDA	1,473	(48)		71	1,425	78	183	115	(7)	1,638	1,256	373
Adj. EBITDA margin	14.0%	(0.2	)%pts		13.7%	5.6%	18.8%	2.7%		12.6%	15.3%	7.9%
Depreciation and amortization	(1,388)	467		72	(921)	(65)	(37)	(57)	3	(947)	(718)	(229)
EBIT	(31)	419		73	388	13	145	54	(4)	570	547	23
Financial income (expense), net	(174)	(203)		74	(377)	(3)	2	(15)	(1)	(389)	(268)	(15)
Income (loss) before income taxes	(211)	222		75	11	10	148	38	(6)	181	274	7
Capex	720	99		76	819	8	31	48	(22)	868	701	167
Number of employees (average)	39,880	0			39,880	631	2,223	10,506	0	51,978	35,529	15,606
						to T-Com	from GHS	from T-Com

All figures in millions of €,
calculated and rounded on the basis of precise figures

FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Unaudited and preliminary Figures

Step 1: IFRS. Deutsche Telekom Group.

Ger. GAAP adjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1	55,838	13,986	14,412	14,524	14,958	57,880
Cost of sales		(31,233)	(7,570)	(7,766)	(7,849)	(8,140)	(31,325)
Gross profit from sales		24,605	6,416	6,646	6,675	6,818	26,555
Selling costs		(13,420)	(3,295)	(3,274)	(3,014)	(3,675)	(13,258)
General administrative costs		(4,635)	(1,105)	(1,129)	(1,060)	(1,249)	(4,543)
Other operating income		3,402	731	780	719	908	3,138
Other operating expense		(4,710)	(1,222)	(1,308)	(1,094)	(1,348)	(4,972)
Operating results	2	5,242	1,525	1,715	2,226	1,454	6,920
Financial income (expense), net	3	(4,120)	(1,110)	(681)	(793)	(743)	(3,327)
of which interest expenses		(3,776)	(973)	(795)	(836)	(747)	(3,351)
Income (loss) before income taxes	4	1,122	415	1,034	1,433	711	3,593
Income taxes	5	(530)	(91)	(213)	(340)	(399)	(1,043)
Income (loss) after taxes	6	592	324	821	1,093	312	2,550
Income (losses) applicable to minority shareholders	7	(370)	(97)	(93)	(104)	(60)	(354)
Net income (loss)	8	222	227	728	989	252	2,196
EBIT	9	5,404	1,569	1,768	2,273	1,509	7,119
EBIT margin		9.7%	11.2%	12.3%	15.6%	10.1%	12.3%
EBITDA	10	18,288	4,585	4,783	5,264	4,732	19,364
EBITDA margin		32.8%	32.8%	33.2%	36.2%	31.6%	33.5%
Depreciation and amortization	11	(12,884)	(3,016)	(3,015)	(2,991)	(3,225)	(12,245)
Capex	12	6,234	1,019	1,517	1,275	2,125	5,936
Free cash flow before dividend	13	8,285	2,900	1,294	2,391	3,595	10,180
Net debt (billions of €)	14	46.6	44.6	43.3	40.8	35.2	35.2

Unaudited and preliminary Figures

Step 1: IFRS. Deutsche Telekom Group.

Ger. GAAP unadjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1	55,838	13,986	14,412	14,524	14,958	57,880
Cost of sales		(31,402)	(7,570)	(7,766)	(7,849)	(8,217)	(31,402)
Gross profit from sales		24,436	6,416	6,646	6,675	6,741	26,478
Selling costs		(13,505)	(3,295)	(3,274)	(3,014)	(3,699)	(13,282)
General administrative costs		(4,976)	(1,105)	(1,129)	(1,060)	(1,386)	(4,680)
Other operating income		4,558	731	2,758	1,369	2,078	6,936
Other operating expense		(5,084)	(1,291)	(1,914)	(1,203)	(1,176)	(5,584)
Operating results	2	5,429	1,456	3,087	2,767	2,558	9,868
Financial income (expense), net	3	(4,031)	(1,110)	(681)	(793)	(743)	(3,327)
of which interest expenses		(3,776)	(973)	(795)	(836)	(747)	(3,351)
Income (loss) before income taxes	4	1,398	346	2,406	1,974	1,815	6,541
Income taxes	5	225	(80)	(658)	(483)	(387)	(1,608)
Income (loss) after taxes	6	1,623	266	1,748	1,491	1,428	4,933
Income (losses) applicable to minority shareholders	7	(370)	(97)	(93)	(104)	(5)	(299)
Net income (loss)	8	1,253	169	1,655	1,387	1,423	4,634
EBIT	9	5,591	1,500	3,140	2,814	2,613	10,067
EBIT margin		10.0%	10.7%	21.8%	19.4%	17.5%	17.4%
EBITDA	10	18,475	4,516	6,155	5,805	5,839	22,315
EBITDA margin		33.1%	32.3%	42.7%	40.0%	39.0%	38.6%
Depreciation and amortization	11	(12,884)	(3,016)	(3,015)	(2,991)	(3,226)	(12,248)
Capex	12	6,234	1,019	1,517	1,275	2,125	5,936
Free cash flow before dividend	13	8,285	2,900	1,294	2,391	3,595	10,180
Net debt (billions of €)	14	46.6	44.6	43.3	40.8	35.2	35.2

Ger. GAAP Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1
Cost of sales		(169)	0	0	0	(77)	(77)
Gross profit from sales		(169)	0	0	0	(77)	(77)
Selling costs		(85)	0	0	0	(24)	(24)
General administrative costs		(341)	0	0	0	(137)	(137)
Other operating income		1,156	0	1,978	650	1,170	3,798
Other operating expense		(374)	(69)	(606)	(109)	172	(612)
Operating results	2	187	(69)	1,372	541	1,104	2,948
Financial income (expense), net	3	89	0	0	0	0	0
of which interest expenses		0	0	0	0	0	0
Income (loss) before income taxes	4	276	(69)	1,372	541	1,104	2,948
Income taxes	5	755	11	(445)	(143)	12	(565)
Income (loss) after taxes	6	1,031	(58)	927	398	1,116	2,383
Income (losses) applicable to minority shareholders	7	0	0	0	0	55	55
Net income (loss)	8	1,031	(58)	927	398	1,171	2,438
EBIT	9	187	(69)	1,372	541	1,104	2,948
EBIT margin
EBITDA	10	187	(69)	1,372	541	1,107	2,951
EBITDA margin
Depreciation and amortization	11	0	0	0	0	(1)	(3)
Capex	12
Free cash flow before dividend	13
Net debt (billions of €)	14

Unaudited and preliminary Figures

Step 1: IFRS. Deutsche Telekom Group.

IFRS adjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1	55,503	13,890	14,377	14,353	14,740	57,360
Cost of sales		(29,347)	(7,219)	(7,618)	(7,514)	(7,872)	(30,223)
Gross profit from sales		26,156	6,671	6,759	6,839	6,868	27,137
Selling costs		(12,742)	(3,207)	(3,072)	(3,031)	(3,503)	(12,813)
General administrative costs		(4,515)	(1,034)	(1,148)	(1,002)	(1,184)	(4,368)
Other operating income		1,851	361	398	396	479	1,634
Other operating expense		(1,508)	(306)	(375)	(331)	(380)	(1,392)
Operating results	2	9,242	2,485	2,562	2,871	2,280	10,198
Financial income (expense), net	3	(4,878)	(1,224)	(788)	(1,024)	(937)	(3,973)
of which interest expenses		(3,880)	(937)	(919)	(864)	(779)	(3,499)
Income (loss) before income taxes	4	4,364	1,261	1,774	1,847	1,343	6,225
Income taxes	5	(1,634)	(440)	(430)	(560)	(657)	(2,087)
Income (loss) after taxes	6	2,730	821	1,344	1,287	686	4,138
Income (losses) applicable to minority shareholders	7	(457)	(130)	(122)	(135)	(94)	(481)
Net income (loss)	8	2,273	691	1,222	1,152	592	3,657
EBIT	9	9,242	2,485	2,562	2,871	2,280	10,198
EBIT margin		16.7%	17.9%	17.8%	20.0%	15.5%	17.8%
EBITDA	10	18,572	4,675	4,923	5,293	4,726	19,617
EBITDA margin		33.5%	33.7%	34.2%	36.9%	32.1%	34.2%
Depreciation and amortization	11	(9,330)	(2,190)	(2,361)	(2,422)	(2,446)	(9,419)
Capex	12	7,502	910	1,680	1,478	2,443	6,511
Free cash flow before dividend	13	8,691	2,951	1,325	2,440	3,595	10,311
Net debt (billions of €)	14	50.7	48.9	47.3	44.7	39.6	39.6

Delta IFRS adjusted	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Net revenue	1	(335)		(96)		(35)		(171)		(218)		(520)
Cost of sales		1,886		351		148		335		268		1,102
Gross profit from sales		1,551		255		113		164		50		582
Selling costs		678		88		202		(17)		172		445
General administrative costs		120		71		(19)		58		65		175
Other operating income		(1,551)		(370)		(382)		(323)		(429)		(1,504)
Other operating expense		3,202		916		933		763		968		3,580
Operating results	2	4,000		960		847		645		826		3,278
Financial income (expense), net	3	(758)		(114)		(107)		(231)		(194)		(646)
of which interest expenses		(104)		36		(124)		(28)		(32)		(148)
Income (loss) before income taxes	4	3,242		846		740		414		632		2,632
Income taxes	5	(1,104)		(349)		(217)		(220)		(258)		(1,044)
Income (loss) after taxes	6	2,138		497		523		194		374		1,588
Income (losses) applicable to minority shareholders	7	(87)		(33)		(29)		(31)		(34)		(127)
Net income (loss)	8	2,051		464		494		163		340		1,461
EBIT	9	3,838		916		794		598		771		3,079
EBIT margin		7.0	%pts	6.7	%pts	5.5	%pts	4.4	%pts	5.4	%pts	5.5	%pts
EBITDA	10	284		90		140		29		(6)		253
EBITDA margin		0.7	%pts	0.9	%pts	1.0	%pts	0.7	%pts	0.4	%pts	0.7	%pts
Depreciation and amortization	11	3,554		826		654		569		779		2,826
Capex	12	1,268		(109)		163		203		318		575
Free cash flow before dividend	13	406		51		31		49		0		131
Net debt (billions of €)	14	4.1		4.3		4.0		3.9		4.4		4.4

Unaudited and preliminary Figures

Step 1: IFRS. Deutsche Telekom Group.

IFRS unadjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1	55,503	13,890	14,377	14,353	14,740	57,360
Cost of sales		(29,369)	(7,219)	(8,971)	(7,515)	(7,854)	(31,559)
Gross profit from sales		26,134	6,671	5,406	6,838	6,886	25,801
Selling costs		(12,747)	(3,207)	(3,072)	(3,032)	(3,526)	(12,837)
General administrative costs		(4,596)	(1,034)	(1,148)	(1,016)	(1,307)	(4,505)
Other operating income		2,359	361	473	405	479	1,718
Other operating expense		(2,765)	(375)	(375)	(2,852)	(314)	(3,916)
Operating results	2	8,385	2,416	1,284	343	2,218	6,261
Financial income (expense), net	3	(4,247)	(1,224)	(696)	(1,024)	201	(2,743)
of which interest expenses		(3,880)	(937)	(919)	(864)	(779)	(3,499)
Income (loss) before income taxes	4	4,138	1,192	588	(681)	2,419	3,518
Income taxes	5	(1,744)	(430)	111	(543)	(666)	(1,528)
Income (loss) after taxes	6	2,394	762	699	(1,224)	1,753	1,990
Income (losses) applicable to minority shareholders	7	(457)	(130)	(122)	(135)	(39)	(426)
Net income (loss)	8	1,937	632	577	(1,359)	1,714	1,564
EBIT	9	8,385	2,416	1,284	343	2,218	6,261
EBIT margin		15.1%	17.4%	8.9%	2.4%	15.0%	10.9%
EBITDA	10	18,689	4,606	4,998	5,193	4,592	19,389
EBITDA margin		33.7%	33.2%	34.8%	36.2%	31.2%	33.8%
Depreciation and amortization	11	(10,304)	(2,190)	(3,714)	(4,850)	(2,374)	(13,128)
Capex	12	7,502	910	1,680	1,478	2,443	6,511
Free cash flow before dividend	13	8,691	2,951	1,325	2,440	3,595	10,311
Net debt (billions of €)	14	50.7	48.9	47.3	44.7	39.6	39.6

Delta IFRS unadjusted	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Net revenue	1	(335)		(96)		(35)		(171)		(218)		(520)
Cost of sales		2,033		351		(1,205)		334		363		(157)
Gross profit from sales		1,698		255		(1,240)		163		145		(677)
Selling costs		758		88		202		(18)		173		445
General administrative costs		380		71		(19)		44		79		175
Other operating income		(2,199)		(370)		(2,285)		(964)		(1,599)		(5,218)
Other operating expense		2,319		916		1,539		(1,649)		862		1,668
Operating results	2	2,956		960		(1,803)		(2,424)		(340)		(3,607)
Financial income (expense), net	3	(216)		(114)		(15)		(231)		944		584
of which interest expenses		(104)		36		(124)		(28)		(32)		(148)
Income (loss) before income taxes	4	2,740		846		(1,818)		(2,655)		604		(3,023)
Income taxes	5	(1,969)		(350)		769		(60)		(279)		80
Income (loss) after taxes	6	771		496		(1,049)		(2,715)		325		(2,943)
Income (losses) applicable to minority shareholders	7	(87)		(33)		(29)		(31)		(34)		(127)
Net income (loss)	8	684		463		(1,078)		(2,746)		291		(3,070)
EBIT	9	2,794		916		(1,856)		(2,471)		(395)		(3,806)
EBIT margin		5.1	%pts	6.7	%pts	(12.9	)%pts	(17.0	)%pts	(2.4	)%pts	(6.5	)%pts
EBITDA	10	214		90		(1,157)		(612)		(1,247)		(2,926)
EBITDA margin		0.6	%pts	0.9	%pts	(7.9	)%pts	(3.8	)%pts	(7.9	)%pts	(4.8	)%pts
Depreciation and amortization	11	2,580		826		(699)		(1,859)		852		(880)
Capex	12	1,268		(109)		163		203		318		575
Free cash flow before dividend	13	406		51		31		49		0		131
Net debt (billions of €)	14	4.1		4.3		4.0		3.9		4.4		4.4

Unaudited and preliminary Figures

Step 1: IFRS. Deutsche Telekom Group.

IFRS Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue
Cost of sales	15	(22)	0	(1,353)	(1)	18	(1,336)
Gross profit from sales		(22)	0	(1,353)	(1)	18	(1,336)
Selling costs	16	(5)	0	0	(1)	(23)	(24)
General administrative costs	17	(81)	0	0	(14)	(123)	(137)
Other operating income	18	508	0	75	9	0	84
Other operating expense	19	(1,257)	(69)	0	(2,521)	66	(2,524)
Operating results		(857)	(69)	(1,278)	(2,528)	(62)	(3,937)
Financial income (expense), net	20	631	0	92	0	1,138	1,230
of which interest expenses		0	0	0	0	0	0
Income (loss) before income taxes	21	(226)	(69)	(1,186)	(2,528)	1,076	(2,707)
Income taxes	22	(110)	10	541	17	(9)	559
Income (loss) after taxes		(336)	(59)	(645)	(2,511)	1,067	(2,148)
Income (losses) applicable to minority shareholders	23	0	0	0	0	55	55
Net income (loss)	24	(336)	(59)	(645)	(2,511)	1,122	(2,093)
EBIT	25	(857)	(69)	(1,278)	(2,528)	(62)	(3,937)
EBIT margin
EBITDA	26	117	(69)	75	(100)	(134)	(228)
EBITDA margin
Depreciation and amortization	27	(974)	0	(1,353)	(2,428)	72	(3,709)
Capex
Free cash flow before dividend
Net debt (billions of €)

Delta IFRS Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Net revenue	1
Cost of sales		147	0	(1,353)	(1)	95	(1,259)
Gross profit from sales		147	0	(1,353)	(1)	95	(1,259)
Selling costs		80	0	0	(1)	1	0
General administrative costs		260	0	0	(14)	14	0
Other operating income		(648)	0	(1,903)	(641)	(1,170)	(3,714)
Other operating expense		(883)	0	606	(2,412)	(106)	(1,912)
Operating results	2	(1,044)	0	(2,650)	(3,069)	(1,166)	(6,885)
Financial income (expense), net		542	0	92	0	1,138	1,230
of which interest expenses	3	0	0	0	0	0	0
Income (loss) before income taxes	4	(502)	0	(2,558)	(3,069)	(28)	(5,655)
Income taxes	5	(865)	(1)	986	160	(21)	1,124
Income (loss) after taxes	6	(1,367)	(1)	(1,572)	(2,909)	(49)	(4,531)
Income (losses) applicable to minority shareholders	7	0	0	0	0	0	0
Net income (loss)	8	(1,367)	(1)	(1,572)	(2,909)	(49)	(4,531)
EBIT	9	(1,044)	0	(2,650)	(3,069)	(1,166)	(6,885)
EBIT margin
EBITDA	10	(70)	0	(1,297)	(641)	(1,241)	(3,179)
EBITDA margin
Depreciation and amortization	11	(974)	0	(1,353)	(2,428)	73	(3,706)
Capex
Free cash flow before dividend
Net debt (billions of €)

Unaudited and preliminary Figures

Step 1: IFRS. T-Com.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	28	29,206	6,975	6,882	6,806	7,151	27,814
of which domestic		25,351	6,059	5,906	5,791	6,165	23,921
of which international		3,855	916	976	1,015	986	3,893
Net revenue	29	25,116	6,053	6,054	6,007	6,311	24,425
EBITDA	30	10,164	2,605	2,592	2,576	2,467	10,240
of which domestic		8,541	2,181	2,156	2,115	2,210	8,662
of which international		1,623	424	436	461	257	1,578
EBITDA margin		34.8%	37.3%	37.7%	37.8%	34.5%	36.8%
Special factors affecting EBITDA	31	(192)	(36)	0	(17)	(173)	(226)
Adj. EBITDA	32	10,356	2,641	2,592	2,593	2,640	10,466
of which domestic		8,667	2,217	2,156	2,116	2,249	8,738
of which international		1,689	424	436	477	391	1,728
Adj. EBITDA margin		35.5%	37.9%	37.7%	38.1%	36.9%	37.6%
Depreciation and amortization	33	(5,169)	(1,184)	(1,204)	(1,158)	(1,244)	(4,790)
Financial income (expense), net	34	(284)	(15)	28	45	53	111
Income (loss) before income taxes	35	4,690	1,399	1,405	1,455	1,266	5,525
Capex	36	2,129	384	521	518	907	2,330
of which domestic		1,516	292	380	384	564	1,620
of which international		613	92	141	134	343	710
Number of employees (average)		139,548	125,700	125,782	125,914	124,184	125,395
of which domestic		106,571	94,506	94,943	95,583	94,937	94,992

IFRS figures, CEE mobile	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue		1,187	286	329	374	344	1,333
of which domestic		0	0	0	0	0	0
of which international		1,187	286	329	374	344	1,333
Net revenue
EBITDA		598	149	187	189	154	679
of which domestic		0	0	0	0	0	0
of which international		598	149	187	189	154	679
EBITDA margin		50.4%	52.1%	56.8%	50.5%	44.8%	50.9%
Special factors affecting EBITDA		0	0	0	0	(2)	(2)
Adj. EBITDA		598	149	187	189	156	681
of which domestic		0	0	0	0	0	0
of which international		598	149	187	189	156	681
Adj. EBITDA margin		50.4%	52.1%	56.8%	50.5%	45.3%	51.1%
Depreciation and amortization		(295)	(50)	(51)	(107)	(56)	(264)
Financial income (expense), net		(286)	(278)	1	(13)	(102)	(392)
Income (loss) before income taxes		17	(179)	136	70	(5)	23
Capex		229	38	50	44	183	315
of which domestic		0	0	0	0	0	0
of which international		229	38	50	44	183	315
Number of employees (average)		3,132	3,185	3,192	3,190	3,198	3,192
of which domestic		0	0	0	0	0	0

Unaudited and preliminary Figures

Step 1: IFRS. T-Com.

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	28	(135)	(57)	(9)	(63)	(99)	(228)
of which domestic		(126)	(54)	(12)	(64)	(98)	(228)
of which international		(9)	(3)	3	1	(1)	0
Net revenue	29	(1,420)	(368)	(384)	(483)	(483)	(1,718)
EBITDA	30	253	(6)	23	(19)	(21)	(23)
of which domestic		310	3	18	4	(12)	13
of which international		(57)	(9)	5	(23)	(9)	(36)
EBITDA margin
Special factors affecting EBITDA	31	135	0	0	0	0	0
Adj. EBITDA	32	118	(6)	23	(19)	(21)	(23)
of which domestic		175	3	18	4	(30)	(5)
of which international		(57)	(9)	5	(23)	9	(18)
Adj. EBITDA margin
Depreciation and amortization	33	213	78	59	(101)	186	222
Financial income (expense), net	34	(155)	(38)	(41)	(40)	(42)	(161)
Income (loss) before income taxes	35	332	41	51	(151)	132	74
Capex	36	(30)	(1)	(12)	14	12	13
of which domestic		(33)	(1)	(12)	15	12	14
of which international		3	0	0	(1)	0	(1)
Number of employees (average)		0	0	0	0	0	0
of which domestic		0	0	0	0	0	0

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	28	27,884	6,632	6,544	6,369	6,708	26,253
of which domestic		25,225	6,005	5,894	5,727	6,067	23,693
of which international		2,659	627	650	642	641	2,560
Net revenue	29	23,696	5,685	5,670	5,524	5,828	22,707
EBITDA	30	9,819	2,450	2,428	2,368	2,292	9,538
of which domestic		8,851	2,184	2,174	2,119	2,198	8,675
of which international		968	266	254	249	94	863
EBITDA margin		35.2%	36.9%	37.1%	37.2%	34.2%	36.3%
Special factors affecting EBITDA	31	(57)	(36)	0	(17)	(171)	(224)
Adj. EBITDA	32	9,876	2,486	2,428	2,385	2,463	9,762
of which domestic		8,842	2,220	2,174	2,120	2,219	8,733
of which international		1,034	266	254	265	244	1,029
Adj. EBITDA margin		35.4%	37.5%	37.1%	37.4%	36.7%	37.2%
Depreciation and amortization	33	(4,661)	(1,056)	(1,094)	(1,152)	(1,002)	(4,304)
Financial income (expense), net	34	(153)	225	(14)	18	113	342
Income (loss) before income taxes	35	5,005	1,619	1,320	1,234	1,403	5,576
Capex	36	1,870	345	459	488	736	2,028
of which domestic		1,483	291	368	399	576	1,634
of which international		387	54	91	89	160	394
Number of employees (average)		136,416	122,515	122,590	122,724	120,985	122,203
of which domestic		106,571	94,506	94,943	95,583	94,937	94,992

Unaudited and preliminary Figures

Step 1: IFRS. T-Mobile.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	46	22,778	5,944	6,237	6,479	6,335	24,995
Net revenue	47	21,572	5,678	6,005	6,273	6,132	24,088
EBITDA	48	7,016	1,677	3,210	2,798	2,911	10,596
EBITDA margin		30.8%	28.2%	51.5%	43.2%	46.0%	42.4%
Special factors affecting EBITDA	49	345	0	1,280	636	1,012	2,928
Adj. EBITDA	50	6,671	1,677	1,930	2,162	1,899	7,668
Adj. EBITDA margin		29.3%	28.2%	30.9%	33.4%	30.0%	30.7%
Depreciation and amortization	51	(5,196)	(1,234)	(1,270)	(1,282)	(1,302)	(5,088)
Financial income (expense), net	52	(895)	(265)	(65)	(203)	(241)	(774)
Income (loss) before income taxes	53	831	156	1,846	1,287	1,347	4,636
Capex	54	3,012	452	644	471	844	2,411
Number of employees (average)		41,767	43,152	44,215	44,920	44,617	44,226

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	46	(55)	(19)	14	3	(48)	(50)
Net revenue	47	(55)	(18)	13	3	(49)	(51)
EBITDA	48	(417)	1	(1,187)	(628)	(995)	(2,809)
Special factors affecting EBITDA	49	(345)	0	(1,205)	(641)	(1,014)	(2,860)
Adj. EBITDA	50	(72)	1	18	13	19	51
Depreciation and amortization	51	1,720	599	(844)	(1,825)	484	(1,586)
Financial income (expense), net	52	448	(4)	(25)	(13)	916	874
Income (loss) before income taxes	53	1,845	618	(2,027)	(2,440)	426	(3,423)
Capex	54	586	(91)	95	93	87	184
Number of employees (average)		0	0	0	0	0	0

Delta CEE	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue		1,475	347	398	432	405	1,582
Net revenue		1,287	306	354	387	366	1,413
EBITDA		603	148	179	199	150	676
EBITDA margin		40.9%	42.7%	45.0%	46.1%	37.0%	42.7%
Special factors affecting EBITDA		0	0	0	0	0	0
Adj. EBITDA		603	148	179	199	150	676
Adj. EBITDA margin		40.9%	42.7%	45.0%	46.1%	37.0%	42.7%
Depreciation and amortization		(292)	(50)	(52)	(108)	(69)	(279)
Financial income (expense), net		(18)	(5)	(4)	(8)	(12)	(29)
Income (loss) before income taxes		293	93	123	83	69	368
Capex		222	42	54	42	161	299
Number of employees (average)		3,132	3,185	3,192	3,190	3,198	3,192

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	46	24,198	6,272	6,649	6,914	6,692	26,527
Net revenue	47	22,804	5,966	6,372	6,663	6,449	25,450
EBITDA	48	7,202	1,826	2,202	2,369	2,066	8,463
EBITDA margin		29.8%	29.1%	33.1%	34.3%	30.9%	31.9%
Special factors affecting EBITDA	49	0	0	75	(5)	(2)	68
Adj. EBITDA	50	7,202	1,826	2,127	2,374	2,068	8,395
Adj. EBITDA margin		29.8%	29.1%	32.0%	34.3%	30.9%	31.6%
Depreciation and amortization	51	(3,768)	(685)	(2,166)	(3,215)	(887)	(6,953)
Financial income (expense), net	52	(465)	(274)	(94)	(224)	663	71
Income (loss) before income taxes	53	2,969	867	(58)	(1,070)	1,842	1,581
Capex	54	3,820	403	793	606	1,092	2,894
Number of employees (average)		44,899	46,337	47,407	48,111	47,815	47,418

Unaudited and preliminary Figures

Step 1: IFRS. T-Mobile Deutschland.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	55	8,479		2,121		2,161		2,238		2,184		8,704
EBITDA	56	3,598		773		832		916		942		3,463
EBITDA margin		42.4%		36.4%		38.5%		40.9%		43.1%		39.8%
Special factors affecting EBITDA		(7)		0		0		(5)		(2)		(7)
Adj. EBITDA	56	3,605		773		832		921		944		3,470
Adj. EBITDA margin		42.5%		36.4%		38.5%		41.2%		43.2%		39.9%
Capex	57	462		57		72		83		159		371

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	55	0		(1)		18		23		1		41
EBITDA	56	77		30		48		37		55		170
EBITDA margin		0.9	%pts	1.4	%pts	1.9	%pts	1.2	%pts	2.5	%pts	1.8	%pts
Special factors affecting EBITDA		7		0		0		0		0		0
Adj. EBITDA	56	70		30		48		37		55		170
Adj. EBITDA margin		0.8	%pts	1.4	%pts	1.9	%pts	1.2	%pts	2.5	%pts	1.8	%pts
Capex	57	325		1		24		36		42		103

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	55	8,479		2,120		2,179		2,261		2,185		8,745
EBITDA	56	3,675		803		880		953		997		3,633
EBITDA margin		43.3%		37.9%		40.4%		42.1%		45.6%		41.5%
Special factors affecting EBITDA		0		0		0		(5)		(2)		(7)
Adj. EBITDA	56	3,675		803		880		958		999		3,640
Adj. EBITDA margin		43.3%		37.9%		40.4%		42.4%		45.7%		41.6%
Capex	57	787		58		96		119		201		474

Step 1: IFRS. T-Mobile UK.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	58	4,303		1,133		1,108		1,106		997		4,344
EBITDA	58	1,060		385		440		384		233		1,442
EBITDA margin		24.6%		34.0%		39.7%		34.7%		23.4%		33.2%
Special factors affecting EBITDA	58	0		0		75		0		0		75
Adj. EBITDA	58	1,060		385		365		384		233		1,367
Adj. EBITDA margin		24.6%		34.0%		32.9%		34.7%		23.4%		31.5%
Capex	58	361		66		91		100		104		361

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	58	9		0		0		0		0		0
EBITDA	58	13		(1)		4		6		4		13
EBITDA margin		0.3	%pts	(0.1	)%pts	0.4	%pts	0.5	%pts	0.4	%pts	0.3	%pts
Special factors affecting EBITDA	58	0		0		0		0		0		0
Adj. EBITDA	58	13		(1)		4		6		4		13
Adj. EBITDA margin		0.3	%pts	(0.1	)%pts	0.4	%pts	0.5	%pts	0.4	%pts	0.3	%pts
Capex	58	20		1		(1)		(3)		20		17

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	58	4,312		1,133		1,108		1,106		997		4,344
EBITDA	58	1,073		384		444		390		237		1,455
EBITDA margin		24.9%		33.9%		40.1%		35.3%		23.8%		33.5%
Special factors affecting EBITDA	58	0		0		75		0		0		75
Adj. EBITDA	58	1,073		384		369		390		237		1,380
Adj. EBITDA margin		24.9%		33.9%		33.3%		35.3%		23.8%		31.8%
Capex	58	381		67		90		97		124		378

Unaudited and preliminary Figures

Step 1: IFRS. T-Mobile USA.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	59	7,416		2,070		2,320		2,477		2,499		9,366
EBITDA	60	1,506		405		1,794		1,298		631		4,128
EBITDA margin		20.3%		19.6%		77.3%		52.4%		25.3%		44.1%
Special factors affecting EBITDA	61	0		0		1,205		641		73		1,919
Adj. EBITDA	62	1,506		405		589		657		558		2,209
Adj. EBITDA margin		20.3%		19.6%		25.4%		26.5%		22.3%		23.6%
Capex	63	1,817		289		419		197		415		1,320

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	59	(53)		(17)		(3)		(19)		(49)		(88)
EBITDA	60	(182)		(36)		(1,241)		(673)		(122)		(2,072)
EBITDA margin		(2.3	)%pts	(1.6	)%pts	(53.5	)%pts	(27.0	)%pts	(4.5	)%pts	(21.9	)%pts
Special factors affecting EBITDA	61	0		0		(1,205)		(641)		(73)		(1,919)
Adj. EBITDA	62	(182)		(36)		(36)		(32)		(49)		(153)
Adj. EBITDA margin		(2.3	)%pts	(1.6	)%pts	(1.5	)%pts	(1.1	)%pts	(1.6	)%pts	(1.4	)%pts
Capex	63	195		(98)		63		51		(3)		13

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	59	7,363		2,053		2,317		2,458		2,450		9,278
EBITDA	60	1,324		369		553		625		509		2,056
EBITDA margin		18.0%		18.0%		23.9%		25.4%		20.8%		22.2%
Special factors affecting EBITDA	61	0		0		0		0		0		0
Adj. EBITDA	62	1,324		369		553		625		509		2,056
Adj. EBITDA margin		18.0%		18.0%		23.9%		25.4%		20.8%		22.2%
Capex	63	2,012		191		482		248		412		1,333

Step 1: IFRS. T-Mobile Netherlands.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	64	861		250		267		270		259		1,046
EBITDA	64	45		1		31		55		40		127
EBITDA margin		5.2%		0.4%		11.6%		20.4%		15.4%		12.1%
Special factors affecting EBITDA	64	0		0		0		0		0		0
Adj. EBITDA	64	45		1		31		55		40		127
Adj. EBITDA margin		5.2%		0.4%		11.6%		20.4%		15.4%		12.1%
Capex	64	139		17		20		29		72		138

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	64	(1)		0		0		0		0		0
EBITDA	64	17		2		6		3		6		17
EBITDA margin		2.0	%pts	0.8	%pts	2.2	%pts	1.1	%pts	2.3	%pts	1.6	%pts
Special factors affecting EBITDA	64	0		0		0		0		0		0
Adj. EBITDA	64	17		2		6		3		6		17
Adj. EBITDA margin		2.0	%pts	0.8	%pts	2.2	%pts	1.1	%pts	2.3	%pts	1.6	%pts
Capex	64	37		2		5		5		7		19

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	64	860		250		267		270		259		1,046
EBITDA	64	62		3		37		58		46		144
EBITDA margin		7.2%		1.2%		13.9%		21.5%		17.8%		13.8%
Special factors affecting EBITDA	64	0		0		0		0		0		0
Adj. EBITDA	64	62		3		37		58		46		144
Adj. EBITDA margin		7.2%		1.2%		13.9%		21.5%		17.8%		13.8%
Capex	64	176		19		25		34		79		157

Unaudited and preliminary Figures

Step 1: IFRS. T-Mobile Austria.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	65	1,098		236		210		222		215		883
EBITDA	65	340		55		50		66		65		236
EBITDA margin		31.0%		23.3%		23.8%		29.7%		30.2%		26.7%
Special factors affecting EBITDA	65	0		0		0		0		0		0
Adj. EBITDA	65	340		55		50		66		65		236
Adj. EBITDA margin		31.0%		23.3%		23.8%		29.7%		30.2%		26.7%
Capex	65	122		13		24		44		36		117

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	65	0		(1)		0		(1)		1		(1)
EBITDA	65	6		0		1		0		3		4
EBITDA margin		0.5	%pts	0.1	%pts	0.5	%pts	0.1	%pts	1.2	%pts	0.5	%pts
Special factors affecting EBITDA	65	0		0		0		0		0		0
Adj. EBITDA	65	6		0		1		0		3		4
Adj. EBITDA margin		0.5	%pts	0.1	%pts	0.5	%pts	0.1	%pts	1.2	%pts	0.5	%pts
Capex	65	3		0		1		0		7		8

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	65	1,098		235		210		221		216		882
EBITDA	65	346		55		51		66		68		240
EBITDA margin		31.5%		23.4%		24.3%		29.9%		31.5%		27.2%
Special factors affecting EBITDA	65	0		0		0		0		0		0
Adj. EBITDA	65	346		55		51		66		68		240
Adj. EBITDA margin		31.5%		23.4%		24.3%		29.9%		31.5%		27.2%
Capex	65	125		13		25		44		43		125

Step 1: IFRS. T-Mobile CZ.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	66	768		186		204		213		225		828
EBITDA	66	339		84		89		105		84		362
EBITDA margin		44.1%		45.2%		43.6%		49.3%		37.3%		43.7%
Special factors affecting EBITDA	66	0		0		0		0		0		0
Adj. EBITDA	66	339		84		89		105		84		362
Adj. EBITDA margin		44.1%		45.2%		43.6%		49.3%		37.3%		43.7%
Capex	66	85		7		14		16		51		88

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	66	(11)		0		(1)		0		0		(1)
EBITDA	66	1		2		1		(3)		2		2
EBITDA margin		0.8	%pts	1.1	%pts	0.7	%pts	(1.4	)%pts	0.9	%pts	0.3	%pts
Special factors affecting EBITDA	66	0		0		0		0		0		0
Adj. EBITDA	66	1		2		1		(3)		2		2
Adj. EBITDA margin		0.8	%pts	1.1	%pts	0.7	%pts	(1.4	)%pts	0.9	%pts	0.3	%pts
Capex	66	2		1		2		0		11		14

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	66	757		186		203		213		225		827
EBITDA	66	340		86		90		102		86		364
EBITDA margin		44.9%		46.2%		44.3%		47.9%		38.2%		44.0%
Special factors affecting EBITDA	66	0		0		0		0		0		0
Adj. EBITDA	66	340		86		90		102		86		364
Adj. EBITDA margin		44.9%		46.2%		44.3%		47.9%		38.2%		44.0%
Capex	66	87		8		16		16		62		102

Unaudited and preliminary Figures

Step 1: IFRS. T-Systems.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	67	10,614		2,475		2,625		2,564		2,873		10,537
Net revenue	68	7,184		1,722		1,813		1,747		1,956		7,238
EBITDA	69	1,412		301		318		392		346		1,357
EBITDA margin		13.3%		12.2%		12.1%		15.3%		12.0%		12.9%
Special factors affecting EBITDA	70	(3)		0		(43)		(5)		(68)		(116)
Adj. EBITDA	71	1,415		301		361		397		414		1,473
Adj. EBITDA margin		13.3%		12.2%		13.8%		15.5%		14.4%		14.0%
Depreciation and amortization	72	(1,499)		(340)		(350)		(342)		(356)		(1,388)
EBIT	73	(87)		(39)		(32)		50		(10)		(31)
Financial income (expense), net	74	(486)		(150)		(5)		(9)		(10)		(174)
Income (loss) before income taxes	75	(581)		(190)		(38)		39		(22)		(211)
Capex	76	660		127		194		181		218		720
Number of employees (average)		42,108		40,352		39,867		39,750		39,551		39,880

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	67	(145)		(11)		(9)		(61)		(87)		(168)
Net revenue	68	(150)		(11)		(17)		(100)		(67)		(195)
EBITDA	69	116		25		9		(43)		(39)		(48)
EBITDA margin		1.3	%pts	1.1	%pts	0.4	%pts	(1.3	)%pts	(1.0	)%pts	(0.3	)%pts
Special factors affecting EBITDA	70	70		0		0		0		0		0
Adj. EBITDA	71	46		25		9		(43)		(39)		(48)
Adj. EBITDA margin		0.6	%pts	1.1	%pts	0.4	%pts	(1.4	)%pts	(0.9	)%pts	(0.2	)%pts
Depreciation and amortization	72	477		114		114		118		121		467
EBIT	73	593		139		123		75		82		419
Financial income (expense), net	74	(36)		(11)		(18)		(160)		(14)		(203)
Income (loss) before income taxes	75	566		129		106		(83)		70		222
Capex	76	206		10		10		5		74		99
Number of employees (average)		0		0		0		0		0		0

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	67	10,469		2,464		2,616		2,503		2,786		10,369
Net revenue	68	7,034		1,711		1,796		1,647		1,889		7,043
EBITDA	69	1,528		326		327		349		307		1,309
EBITDA margin		14.6%		13.2%		12.5%		13.9%		11.0%		12.6%
Special factors affecting EBITDA	70	67		0		(43)		(5)		(68)		(116)
Adj. EBITDA	71	1,461		326		370		354		375		1,425
Adj. EBITDA margin		14.0%		13.2%		14.1%		14.1%		13.5%		13.7%
Depreciation and amortization	72	(1,022)		(226)		(236)		(224)		(235)		(921)
EBIT	73	506		100		91		125		72		388
Financial income (expense), net	74	(522)		(161)		(23)		(169)		(24)		(377)
Income (loss) before income taxes	75	(15)		(61)		68		(44)		48		11
Capex	76	866		137		204		186		292		819
Number of employees (average)		42,108		40,352		39,867		39,750		39,551		39,880

Unaudited and preliminary Figures

Step 1: IFRS. T-Online.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	37	1,851		493		500		464		522		1,979
Net revenue	38	1,662		453		456		419		465		1,793
EBITDA	39	335		119		128		110		62		419
EBITDA margin		18.1%		24.1%		25.6%		23.7%		11.9%		21.2%
Special factors affecting EBITDA	40	25		0		0		(1)		0		(1)
Adj. EBITDA	41	310		119		128		111		62		420
Adj. EBITDA margin		16.7%		24.1%		25.6%		23.9%		11.9%		21.2%
Depreciation and amortization	42	(430)		(109)		(111)		(112)		(120)		(452)
Financial income (expense), net	43	200		27		28		26		28		109
Income (loss) before income taxes	44	104		37		45		24		(33)		73
Capex	45	81		12		18		15		65		110
Number of employees (average)		2,637		2,918		2,945		2,981		3,007		2,963

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	37	0		(4)		(1)		22		16		33
Net revenue	38	1		(5)		(1)		22		15		31
EBITDA	39	4		(1)		1		25		19		44
EBITDA margin		0.2	%pts	0.0	%pts	0.3	%pts	4.1	%pts	3.2	%pts	1.8	%pts
Special factors affecting EBITDA	40	(1)		0		0		0		0		0
Adj. EBITDA	41	5		(1)		1		25		19		44
Adj. EBITDA margin		0.3	%pts	0.0	%pts	0.3	%pts	4.1	%pts	3.2	%pts	1.8	%pts
Depreciation and amortization	42	348		87		87		88		82		344
Financial income (expense), net	43	(54)		3		4		4		4		15
Income (loss) before income taxes	44	299		89		92		117		108		406
Capex	45	9		1		0		4		6		11
Number of employees (average)		0		0		0		0		0		0

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	37	1,851		489		499		486		538		2,012
Net revenue	38	1,663		448		455		441		480		1,824
EBITDA	39	339		118		129		135		81		463
EBITDA margin		18.3%		24.1%		25.9%		27.8%		15.1%		23.0%
Special factors affecting EBITDA	40	24		0		0		(1)		0		(1)
Adj. EBITDA	41	315		118		129		136		81		464
Adj. EBITDA margin		17.0%		24.1%		25.9%		28.0%		15.1%		23.1%
Depreciation and amortization	42	(82)		(22)		(24)		(24)		(38)		(108)
Financial income (expense), net	43	146		30		32		30		32		124
Income (loss) before income taxes	44	403		126		137		141		75		479
Capex	45	90		13		18		19		71		121
Number of employees (average)		2,637		2,918		2,945		2,981		3,007		2,963

Unaudited and preliminary Figures

Step 1: IFRS. GHS.

Ger. GAAP	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	77	4,268		1,090		1,154		1,164		1,093		4,501
Net revenue	78	304		80		84		78		94		336
EBITDA	79	(276)		(163)		(81)		69		(142)		(317)
of which Vivento	80	(434)		(250)		(261)		(152)		(123)		(786)
EBITDA margin		(6.5)%		(15.0)%		(7.0)%		5.9%		(13.0)%		(7.0)%
Special factors affecting EBITDA	81	40		(33)		135		21		176		299
Adj. EBITDA	82	(316)		(130)		(216)		48		(318)		(616)
of which Vivento	83	(491)		(217)		(304)		(183)		(186)		(890)
Adj. EBITDA margin		(7.4)%		(11.9)%		(18.7)%		4.1%		(29.1)%		(13.7)%
Depreciation and amortization	84	(881)		(212)		(173)		(180)		(281)		(846)
Financial income (expense), net	85	(2,877)		(768)		(574)		(676)		(554)		(2,572)
Income (loss) before income taxes	86	(4,071)		(1,156)		(839)		(799)		(998)		(3,792)
Capex	87	416		57		131		124		178		490
Number of employees (average)		25,203		36,239		34,976		34,795		34,371		35,095

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	77	(2)		(5)		(4)		(5)		(4)		(18)
Net revenue	78	2		0		0		0		0		0
EBITDA	79	163		98		30		7		(192)		(57)
of which Vivento(1)	80	n.a.		42		32		35		(62)		47
EBITDA margin		3.8	%pts	9.0	%pts	2.6	%pts	0.6	%pts	(17.7	)%pts	(1.3	)%pts
Special factors affecting EBITDA	81	67		0		(92)		0		(215)		(307)
Adj. EBITDA	82	96		98		122		7		23		250
of which Vivento(1)	83	n.a.		42		32		35		(13)		96
Adj. EBITDA margin		2.2	%pts	9.0	%pts	10.5	%pts	0.6	%pts	2.0	%pts	5.5	%pts
Depreciation and amortization	84	61		0		(33)		(67)		32		(68)
Financial income (expense), net	85	(452)		(44)		(78)		11		(5)		(116)
Income (loss) before income taxes	86	(191)		67		(70)		(37)		(144)		(184)
Capex	87	479		4		19		65		126		214
Number of employees (average)		0		0		0		0		0		0

IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004

Total revenue	77	4,266		1,085		1,150		1,159		1,089		4,483
Net revenue	78	306		80		84		78		94		336
EBITDA	79	(113)		(65)		(51)		76		(334)		(374)
of which Vivento	80	n.a.		(208)		(229)		(117)		(185)		(739)
EBITDA margin		(2.6)%		(6.0)%		(4.4)%		6.6%		(30.7)%		(8.3)%
Special factors affecting EBITDA	81	107		(33)		43		21		(39)		(8)
Adj. EBITDA	82	(220)		(32)		(94)		55		(295)		(366)
of which Vivento	83	n.a.		(175)		(272)		(148)		(199)		(794)
Adj. EBITDA margin		(5.2)%		(2.9)%		(8.2)%		4.7%		(27.1)%		(8.2)%
Depreciation and amortization	84	(820)		(212)		(206)		(247)		(249)		(914)
Financial income (expense), net	85	(3,329)		(812)		(652)		(665)		(559)		(2,688)
Income (loss) before income taxes	86	(4,262)		(1,089)		(909)		(836)		(1,142)		(3,976)
Capex	87	895		61		150		189		304		704
Number of employees (average)		25,203		36,239		34,976		34,795		34,371		35,095

Unaudited and preliminary Figures

Step 1: IFRS. Consolidation.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue		(12,879)	(2,991)	(2,986)	(2,953)	(3,016)	(11,946)
Net revenue		0	0	0	0	0	0
EBITDA		(176)	(23)	(12)	(140)	195	20
Special factors affecting EBITDA		(28)	0	0	(93)	160	67
Adj. EBITDA		(148)	(23)	(12)	(47)	35	(47)
Depreciation and amortization		291	63	93	83	77	316
Financial income (expense), net		311	61	(93)	24	(19)	(27)
Income (loss) before income taxes		425	100	(13)	(32)	255	310
Capex		(64)	(13)	9	(34)	(87)	(125)

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue		(286)	(61)	(95)	(125)	(57)	(338)
Net revenue		0	0	0	0	0	0
EBITDA		90	(26)	(25)	36	(15)	(30)
Special factors affecting EBITDA		4	0	0	0	(14)	(14)
Adj. EBITDA		86	(26)	(25)	36	(1)	(16)
Depreciation and amortization		(242)	(52)	(81)	(71)	(40)	(244)
Financial income (expense), net		(235)	(293)	148	(38)	(5)	(188)
Income (loss) before income taxes		(386)	(370)	43	(74)	(62)	(463)
Capex		25	(36)	47	24	35	70

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue		(13,165)	(3,052)	(3,081)	(3,078)	(3,073)	(12,284)
Net revenue		0	0	0	0	0	0
EBITDA		(86)	(49)	(37)	(104)	180	(10)
Special factors affecting EBITDA		(24)	0	0	(93)	146	53
Adj. EBITDA		(62)	(49)	(37)	(11)	34	(63)
Depreciation and amortization		49	11	12	12	37	72
Financial income (expense), net		76	(232)	55	(14)	(24)	(215)
Income (loss) before income taxes		39	(270)	30	(106)	193	(153)
Capex		(39)	(49)	56	(10)	(52)	(55)

Unaudited and preliminary Figures

Step 2: New structure. Broadband/Fixed Network.

Broadband/ Fixed Network	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	28,295	6,941	6,809	6,609	6,651	27,010
of which domestic	25,519	6,274	6,109	5,921	5,958	24,262
of which international	2,776	667	700	688	693	2,748
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409
EBITDA	10,368	2,559	2,577	2,477	2,340	9,953
of which domestic	9,445	2,296	2,324	2,222	2,248	9,090
of which international	923	263	253	255	92	863
EBITDA margin	36.6%	36.9%	37.8%	37.5%	35.2%	36.8%
Special factors affecting EBITDA	(40)	(33)	0	(18)	(169)	(220)
Adj. EBITDA	10,408	2,592	2,577	2,495	2,509	10,173
of which domestic	9,419	2,329	2,324	2,224	2,285	9,162
of which international	989	263	253	271	224	1,011
Adj. EBITDA margin	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%
Depreciation and amortization	(4,747)	(1,082)	(1,122)	(1,181)	(1,023)	(4,408)
Financial income (expense), net	(15)	261	20	49	149	479
Income (loss) before income taxes	5,606	1,738	1,475	1,345	1,466	6,024
Capex	1,994	358	465	498	798	2,119
of which domestic	1,588	298	368	404	628	1,698
of which international	406	60	97	94	170	421
Number of employees (average)	128,064	114,748	114,860	116,549	115,010	115,292
of which domestic	97,520	85,928	86,390	88,605	88,146	87,267

T Com	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	27,206	6,599	6,470	6,254	6,278	25,601
of which domestic	24,599	5,982	5,825	5,618	5,644	23,069
of which international	2,607	617	645	636	634	2,532
Net revenue	21,534	5,205	5,154	4,992	5,234	20,585
EBITDA	10,080	2,457	2,440	2,342	2,265	9,504
of which domestic	9,111	2,191	2,186	2,093	2,171	8,641
of which international	969	266	254	249	94	863
EBITDA margin	37.1%	37.2%	37.7%	37.4%	36.1%	37.1%
Special factors affecting EBITDA	(40)	(33)	0	(17)	(169)	(219)
Adj. EBITDA	10,120	2,490	2,440	2,359	2,434	9,723
of which domestic	9,085	2,224	2,186	2,094	2,208	8,712
of which international	1,035	266	254	265	226	1,011
Adj. EBITDA margin	37.2%	37.7%	37.7%	37.7%	38.8%	38.0%
Depreciation and amortization	(4,665)	(1,058)	(1,096)	(1,155)	(1,007)	(4,316)
Financial income (expense), net	(161)	230	(11)	(19)	116	(354)
Income (loss) before income taxes	5,254	1,629	1,333	1,206	1,374	5,542
Capex	1,839	345	447	479	727	1,998
of which domestic	1452	291	356	390	567	1,604
of which international	387	54	91	89	160	394
Number of employees (average)	125,428	111,830	111,915	113,568	112,002	112,329
of which domestic	95,583	83,821	84,269	86,427	85,954	85,118

Unaudited and preliminary Figures

T Online	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	1,851	489	499	486	538	2012
Net revenue	1,663	448	455	441	480	1,824
EBITDA	339	118	129	135	81	463
EBITDA margin	18.3%	24.1%	25.9%	27.8%	15.1%	23.0%
Special factors affecting EBITDA	24	0	0	(1)	0	(1)
Adj. EBITDA	315	118	129	136	81	464
Adj. EBITDA margin	17.0%	24.1%	25.9%	28.0%	15.1%	23.1%
Depreciation and amortization	(82)	(22)	(24)	(24)	(38)	(108)
Financial income (expense), net	146	30	32	30	32	124
Income (loss) before income taxes	403	126	137	141	75	479
Capex	90	13	18	19	71	121
Number of employees (average)	2,637	2,918	2,945	2,981	3,007	2,963
of which domestic	1,937	2,107	2,121	2,178	2,192	2,149

Transfer out	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	2,730	563	602	585	1,047	2,797
Net revenue	2,955	676	708	664	745	2,793
EBITDA	(73)	8	14	37	30	89
EBITDA margin	(2.7)%	1.4%	2.3%	6.3%	2.9%	3.2%
Special factors affecting EBITDA	17	4	0	0	2	6
Adj. EBITDA	(90)	4	14	37	28	83
Adj. EBITDA margin	(3.3)%	0.7%	2.3%	6.3%	2.7%	3.0%
Depreciation and amortization	(64)	(16)	(16)	(14)	(11)	(57)
Financial income (expense), net	78	(11)	16	12	38	55
Income (loss) before income taxes	(59)	(19)	14	35	57	87
Capex	51	6	16	9	1	30
Number of employees (average)	11,868	11,313	11,306	9,789	9,617	10,506

Transfer in	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	1,884	418	396	322	316	1,452
Net revenue	793	196	192	132	151	671
EBITDA	187	4	22	8	13	47
EBITDA margin	9.9%	1.0%	5.6%	2.5%	4.1%	3.2%
Special factors affecting EBITDA	0	0	0	0	0	0
Adj. EBITDA	187	4	22	8	13	47
Adj. EBITDA margin	9.9%	1.0%	5.6%	2.5%	4.1%	3.2%
Depreciation and amortization	(65)	(17)	(18)	(14)	(16)	(65)
Financial income (expense), net	(7)	1	(2)	(3)	1	(3)
Income (loss) before income taxes	115	(12)	2	(9)	(2)	(21)
Capex	17	4	3	0	2	8
Number of employees (average)	880	628	631	633	634	631

Unaudited and preliminary Figures

Step 2: New structure. Business Customers.

Business Customers	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	12,937	3,075	3,272	3,169	3,441	12,957
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241
EBITDA	1,532	391	383	448	295	1,517
EBITDA margin	11.8%	12.7%	11.7%	14.1%	8.6%	11.7%
Special factors affecting EBITDA	50	(3)	(43)	(5)	(70)	(121)
Adj. EBITDA	1,482	393	426	453	365	1,638
Adj. EBITDA margin	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%
Depreciation and amortization	(1,066)	(232)	(243)	(234)	(238)	(947)
EBIT	466	159	140	214	57	570
Financial income (expense), net	(515)	(166)	(24)	(173)	(26)	(389)
Income (loss) before income taxes	(49)	(7)	116	41	31	181
Capex	934	139	222	201	307	868
Number of employees (average)	54,390	52,357	52,729	51,593	51,232	51,978

Business Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	4,702	1,168	1,170	1,129	1,242	4,709
Net revenue	4,571	1,062	1,088	1,050	1,097	4,297
EBITDA	149	71	56	79	46	252
EBITDA margin	3.2%	6.1%	4.8%	7.0%	3.7%	5.4%
Special factors affecting EBITDA	89	(3)	(43)	(5)	(70)	(121)
Adj. EBITDA	60	74	99	84	116	373
Adj. EBITDA margin	1.3%	6.3%	8.5%	7.4%	9.3%	7.9%
Depreciation and amortization	(272)	(58)	(60)	(54)	(58)	(229)
EBIT	(123)	13	(4)	25	(11)	23
Financial income (expense), net	5	(3)	(4)	(1)	(7)	(15)
Income (loss) before income taxes	(118)	9	(8)	24	(18)	7
Capex	166	25	51	42	50	167
Number of employees (average)	17,836	17,247	17,210	15,734	15,606	16,449

Enterprise Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	8,235	1,907	2,102	2,039	2,200	8,248
Net revenue	4,696	1,147	1,239	1,150	1,408	4,944
EBITDA	1,383	319	328	369	249	1,265
EBITDA margin	16.8%	16.7%	15.6%	18.1%	11.3%	15.3%
Special factors affecting EBITDA	(39)	0	0	0	0	0
Adj. EBITDA	1,422	319	328	369	249	1,265
Adj. EBITDA margin	17.3%	16.7%	15.6%	18.1%	11.3%	15.3%
Depreciation and amortization	(796)	(174)	(184)	(180)	(181)	(718)
EBIT	589	146	144	189	68	547
Financial income (expense), net	(374)	(131)	8	(136)	(9)	(268)
Income (loss) before income taxes	215	14	155	53	51	274
Capex	768	114	171	159	257	701
Number of employees (average)	36,554	35,110	35,520	35,860	35,626	35,529

Unaudited and preliminary Figures

Transfer out	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	1,604	384	387	309	305	1,385
Net revenue	793	196	192	132	151	671
EBITDA	232	16	27	14	20	78
EBITDA margin	14.5%	4.2%	7.0%	4.5%	6.6%	5.6%
Special factors affecting EBITDA	0	0	0	0	0	0
Adj. EBITDA	232	16	27	14	20	78
Adj. EBITDA margin	14.5%	4.2%	7.0%	4.5%	6.6%	5.6%
Depreciation and amortization	(65)	(17)	(18)	(15)	(15)	(65)
EBIT	167	(1)	10	(1)	5	13
Financial income (expense), net	(7)	0	(4)	0	1	(3)
Income (loss) before income taxes	161	(1)	5	0	6	10
Capex	17	4	3	0	2	8
Number of employees (average)	880	628	631	633	634	631

Transfer in Enterprise Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	1,007	222	272	276	202	972
Net revenue	71	18	15	21	22	76
EBITDA	283	56	70	78	(21)	183
EBITDA margin	28.1%	25.3%	25.7%	28.2%	(10.5)%	18.8%
Special factors affecting EBITDA	0	0	0	0	0	0
Adj. EBITDA	283	56	70	78	(21)	183
Adj. EBITDA margin	28.1%	25.3%	25.7%	28.2%	(10.5)%	18.8%
Depreciation and amortization	(49)	(8)	(10)	(10)	(9)	(37)
EBIT	234	48	60	67	(30)	145
Financial income (expense), net	0	0	(1)	0	3	2
Income (loss) before income taxes	233	48	60	67	(27)	148
Capex	33	2	6	7	17	31
Number of employees (average)	1,294	1,320	2,189	2,687	2,698	2,223

Transfer in Business Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	4,463	1,044	1,097	976	1,176	4,293
Net revenue	2,955	676	708	664	745	2,793
EBITDA	(27)	19	17	48	26	110
EBITDA margin	(0.6)%	1.8%	1.6%	4.9%	2.2%	2.6%
Special factors affecting EBITDA	(17)	(3)	0	0	(2)	(5)
Adj. EBITDA	(10)	22	17	48	28	115
Adj. EBITDA margin	(0.2)%	2.1%	1.5%	4.9%	2.4%	2.7%
Depreciation and amortization	(64)	(16)	(16)	(14)	(11)	(57)
EBIT	(91)	3	1	34	15	54
Financial income (expense), net	1	(4)	(5)	(4)	(2)	(15)
Income (loss) before income taxes	(91)	(1)	(4)	30	13	38
Capex	50	6	19	10	13	48
Number of employees (average)	11,868	11,313	11,306	9,789	9,617	10,506

Unaudited and preliminary Figures

Step 2: New structure. GHS.

GHS	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	3,271	866	882	887	891	3,526
Net revenue	235	62	69	57	72	260
EBITDA	(396)	(120)	(122)	(1)	(313)	(556)
of which Vivento(1)	n.a.	(208)	(229)	(117)	(185)	(739)
EBITDA margin	(12.1)%	(13.9)%	(13.8)%	(0.1)%	(35.1)%	(15.8)%
Special factors affecting EBITDA	107	(33)	43	21	(39)	(8)
Adj. EBITDA	(503)	(87)	(165)	(22)	(274)	(548)
of which Vivento(1)	n.a.	(175)	(272)	(148)	(199)	(794)
Adj. EBITDA margin	(15.4)%	(10.0)%	(18.7)%	(2.5)%	(30.8)%	(15.5)%
Depreciation and amortization	(771)	(204)	(196)	(237)	(239)	(876)
Financial income (expense), net	(3,328)	(812)	(651)	(666)	(559)	(2,688)
Income (loss) before income taxes	(4,495)	(1,136)	(969)	(904)	(1,111)	(4,120)
Capex	862	58	145	182	288	673
Number of employees (average)	23,909	34,919	32,787	32,108	31,673	32,872

Disposals	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	995	219	268	272	198	957
Net revenue	71	18	15	21	22	76
EBITDA	283	55	71	77	(21)	182
EBITDA margin	28.5%	25.1%	26.5%	28.3%	(10.6)%	19.0%
Special factors affecting EBITDA	0	0	0	0	0	0
Adj. EBITDA	283	55	71	77	(21)	182
Adj. EBITDA margin	28.5%	25.1%	26.5%	28.3%	(10.6)%	19.0%
Depreciation and amortization	(49)	(8)	(10)	(10)	(10)	(38)
Financial income (expense), net	(1)	0	(1)	1	0	0
Income (loss) before income taxes	233	47	60	68	(31)	144
Capex	33	3	5	7	16	31
Number of employees (average)	1,294	1,320	2,189	2,687	2,698	2,223

(1) Value for 2003 in accordance with IFRS not available.

Unaudited and preliminary Figures

Step 2: New structure. Consolidation.

	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004

Total revenue	(13,198)	(3,264)	(3,235)	(3,226)	(2,935)	(12,660)
Net revenue	0	0	0	0	0	0
EBITDA	(17)	(50)	(42)	(100)	204	12
Special factors affecting EBITDA	0	0	0	(93)	146	53
Adj. EBITDA	(17)	(50)	(42)	(7)	58	(41)
Depreciation and amortization	48	13	13	17	13	56
Financial income (expense), net	76	(233)	53	(10)	(26)	(216)
Income (loss) before income taxes	107	(270)	24	(93)	191	(148)
Capex	(109)	(48)	54	(9)	(40)	(43)

Unaudited and preliminary Figures

Balance sheet structure.

German GAAP
Assets
Shareholder's equity and liabilities
Intangible Assets
Property, plant and equipment
Financial assets
Inventories, materials, and supplies
Receivables
Other assets
Marketable securities
Liquid assets
Prepaid expenses and deferred charges
Shareholder's equity
Pensions
Other accruals
Debt
Other liabilities
Deferred income
IFRS
Assets
Current assets
Cash and cash equivalents
Trade receivables and other receivables
Income tax receivables
Other current financial assets
Inventories
Other current assets
Noncurrent assets
Intangible assets
Property, plant and equipment
Financial assets accounted for using the equity method
Other noncurrent financial assets
Deferred tax assets
Other noncurrent assets
Total assets
Shareholder's equity and liabilities
Current liabilities
Current financial liabilities
Trade payables and other payables
Income tax liabilities
Current accruals
Other current liabilities
Noncurrent liabilities
Noncurrent financial liabilities
Pension provisions and other employee benefits
Other noncurrent accruals
Deferred tax liabilities
Other noncurrent liabilities
Shareholders' equity
Total liabilities

Unaudited and preliminary Figures

IFRS. Consolidated balance sheet.

		Dec. 31, 2003			Dec. 31, 2004
Assets	FN	Ger. GAAP	Delta	IFRS	Ger. GAAP	Delta	IFRS

Current assets		19.9	1.6	21.5	16.9	2.1	19.0
Cash and cash equivalents		9.1	0.0	9.1	8.0	0.0	8.0
Trade receivables and other receivables	88	5.7	1.9	7.6	5.1	1.6	6.7
Income tax receivables		1.0	0.0	1.0	0.3	0.0	0.3
Other current financial assets	89	2.1	0.0	2.1	1.6	0.2	1.8
Inventories	90	1.2	(0.2)	1.0	1.2	0.0	1.2
Other current assets	91	0.8	(0.1)	0.7	0.7	0.3	1.0

Noncurrent assets		98.1	20.0	118.1	92.7	17.4	110.1
Intangible assets	92	45.2	10.2	55.4	43.2	7.5	50.7
Property, plant and equipment	93	47.5	1.8	49.3	44.4	1.9	46.3
Financial assets accounted for using the equity method		2.4	0.0	2.4	2.6	0.1	2.7
Other noncurrent financial assets	94	0.8	0.6	1.4	0.5	1.2	1.7
Deferred tax assets	95	1.9	7.4	9.3	1.9	6.4	8.3
Other noncurrent assets	96	0.3	0.0	0.3	0.1	0.3	0.4

Total assets		118.0	21.6	139.6	109.6	19.5	129.1

Unaudited and preliminary Figures

IFRS. Consolidated balance sheet.

Shareholder’s equity and liabilities	FN	Dec. 31, 2003			Dec. 31, 2004
		Ger. GAAP	Delta	IFRS	Ger. GAAP	Delta	IFRS

Current liabilities		30.3	0.1	30.4	25.6	0.6	26.2
Current financial liabilities	97	18.1	0.8	18.9	13.0	1.1	14.1
Trade payables and other payables		6.4	0.0	6.4	6.2	0.0	6.2
Income tax liabilities		0.2	0.0	0.2	0.7	0.0	0.7
Current accruals	98	4.1	(0.7)	3.4	4.3	(0.6)	3.7
Other current liabilities		1.5	0.0	1.5	1.4	0.1	1.5

Noncurrent liabilities		53.9	11.5	65.4	46.1	10.9	57.0
Noncurrent financial liabilities	99	43.5	2.8	46.3	34.9	3.2	38.1
Pension provisions and other employee benefits	100	4.5	(0.3)	4.2	4.6	(0.4)	4.2
Other noncurrent accruals	101	3.1	(0.5)	2.6	3.4	(0.3)	3.1
Deferred tax liabilities	102	2.8	7.8	10.6	3.1	6.6	9.7
Other noncurrent liabilities	103	0.0	1.7	1.7	0.1	1.8	1.9

Debt		84.2	11.6	95.8	71.7	11.5	83.2

Shareholders’ equity		33.8	10.0	43.8	37.9	8.0	45.9
Capital stock		10.7	0.0	10.7	10.7	0.0	10.7
Additional paid-in capital	104	50.1	(0.6)	49.5	50.1	(0.6)	49.5
Ratained earnings incl. carryforwards	105	(24.3)	4.7	(19.6)	(23.0)	5.3	(17.7)
Cumulative other comprehensive income	106	(8.0)	5.1	(2.9)	(8.5)	5.9	(2.6)
Consolidated net profit/(loss)	107	1.3	0.6	1.9	4.6	(3.0)	1.6
Own shareholdings		0.0	0.0	0.0	0.0	0.0	0.0
Shareholdings in other companies (minority interests)	108	4.0	0.2	4.2	4.0	0.4	4.4

Total liabilities		118.0	21.6	139.6	109.6	19.5	129.1

Unaudited and preliminary Figures

Preliminary reconciliations of shareholder’s equity.

	FN	Dec. 31, 2004	Dec. 31, 2003

Shareholder’s equity under German GAAP		37.9	33.8

Goodwill	109	(3.1)	(3.5)
Mobile communications licenses	109	9.8	13.1
Software	110	0.6	0.6
Borrowing costs	111	(0.5)	(0.6)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	112	0.9	0.3
Leases	113	(0.6)	(0.5)
Provisions	114	1.6	1.5
Pension provisions		0.4	0.3
Other provisions		1.2	1.2
Deffered revenue	115	(1.2)	(1.1)
Other IFRS adjustments	116	0.7	0.6
Defferred taxes	117	(0.2)	(0.4)
Defferred tax assets		6.4	7.4
Defferred tax liabilities		(6.6)	(7.8)

Shareholder’s equity under IFRS		45.9	43.8

Unaudited and preliminary Figures

Reconciliation Net debt.

	FN	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Jan. 1, 2004

Net debt derived from German GAAP information		35,198	40,779	43,330	44,585	46,576	61,106
Lease liabilities	122	2,487	2,294	2,340	2,410	2,443	1,843
Liabilities arising from ABS transaction	123	1,563	1,190	1,195	1,367	1,233	1,202
Other IFRS differences	124	344	404	452	521	473	164
Net debt derived from IFRS information		39,592	44,667	47,317	48,883	50,725	64,315

Bonds		39,458	43,347	46,559	49,997	51,164	56,417
Liabilities to banks		3,074	3,153	3,182	3,262	3,789	6,235
Liabilities to non-banks from promissory notes		651	718	755	769	756	811
Liabilities from derivatives		1,096	986	963	1,003	1,255	1,189
Lease liabilities		2,487	2,294	2,340	2,410	2,443	1,843
Liabilities arising from ABS transactions		1,563	1,190	1,195	1,367	1,233	1,202
Other financial liabilities		79	76	120	197	52	103
Gross debt derived from IFRS information		48,408	51,764	55,114	59,005	60,692	67,800
Cash and cash equivalents		8,038	5,928	6,614	9,198	9,131	1,904
Available-for-sale financial assets		120	636	676	151	137	492
Derivatives		284	269	235	385	318	805
Other financial assets		374	264	272	388	381	284
Net debt derived from IFRS information		39,592	44,667	47,317	48,883	50,725	64,315

Unaudited and preliminary Figures

Reconciliation Cash flow statement.

Net cash (used for)/ provided by operating activities	FN	FY 2003	Q1 2004	H1 2004	Q1-Q3 2004	FY 2004

German GAAP		14,316	4,250	7,128	10,808	16,307
Internally generated software	118	242	15	54	153	254
ABS	119	378	(211)	(51)	(58)	(339)
Leasing	120	150	20	111	160	207
Interest on borrowings	121	(41)	(8)	(22)	(29)	(58)
Others		8	238	(16)	90	350
IFRS		15,053	4,304	7,204	11,124	16,721

Net cash (used for)/ provided by investing activities	FN	FY 2003	Q1 2004	H1 2004	Q1-Q3 2004	FY 2004

German GAAP		(2,073)	(1,337)	(3,351)	(4,352)	(4,318)
Internally generated software	118	(242)	(15)	(54)	(153)	(254)
ABS	119	46	19	39	46	41
Leasing	120		22	40	35	37
Interest on borrowings	121	41	8	22	29	58
Others		(21)	(32)	(32)	(162)	(66)
IFRS		(2,249)	(1,335)	(3,336)	(4,557)	(4,502)

Net cash (used for)/ provided by financing activities	FN	FY 2003	Q1 2004	H1 2004	Q1-Q3 2004	FY 2004

German GAAP		(5,226)	(2,606)	(6,204)	(9,342)	(12,652)
Internally generated software	118
ABS	119	(424)	192	12	12	298
Leasing	120	(150)	(42)	(151)	(195)	(244)
Interest on borrowings	121
Others		(3)	(203)	65	81	(284)
IFRS		(5,797)	(2,659)	(6,278)	(9,444)	(12,882)

Effect of foreign exchange rate changes on cash and cash equivalents	FN	FY 2003	Q1 2004	H1 2004	Q1-Q3 2004	FY 2004

German GAAP		(43)	17	30	5	0
Others		10	(3)	(17)	(9)	0
IFRS		(33)	14	13	(4)	0
Others		10	(3)	(17)	(9)	0

Delta IFRS	FN	FY 2003	Q1 2004	H1 2004	Q1-Q3 2004	FY 2004

Net cash (used for) / provided by operating activities		737	54	76	316	414
Net cash (used for) / provided by investing activities		(176)	2	15	(205)	(184)
Net cash (used for) / provided by financing activities		(571)	(53)	(74)	(102)	(230)
Effect of foreign exchange rate changes on cash and cash equivalents		10	(3)	(17)	(9)	0
Summe		0	0	0	0	0

Unaudited and preliminary Figures

Disclaimer.

The Committee of European Securities Regulators recommends that selected IFRS financial information be disclosed in the reporting on the 2004 financial year. In line with this recommendation, we are presenting here the preliminary consolidated balance sheets and consolidated income statements under IFRS as well as the preliminary reconciliation of shareholders’ equity and net income from German GAAP (HGB) to IFRS for the 2003 and 2004 financial years. The disclosure of net debt is not based on any IFRS guidance. This measure is disclosed voluntarily.

In accordance with IFRS 1, the assets and liabilities carried in the preliminary consolidated balance sheets and consolidated income statements under IFRS that are presented here are measured in line with the relevant IFRS standards, compliance with which is mandatory as of December 31, 2005, the date on which the consolidated financial statements under IFRS are prepared for the first time, to the extent that these statements were published up until December 31, 2004. Deutsche Telekom has applied IFRIC 4 since January 1, 2003. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the time of the transition to IFRS.

There can be no guarantee that the final consolidated balance sheets and consolidated income statements under IFRS will not deviate from the preliminary consolidated balance sheets and consolidated income statements presented here, because the IASB may make further pronouncements before the final consolidated financial statements as of December 31, 2005 are prepared. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB that have already been taken into account in the financial information presented below. We would also like to point out that the statements presented here are not a full set of consolidated financial statements under IFRS as defined by IAS 1. In this respect, there are no first-time consolidated financial statements under IFRS within the meaning of IFRS 1. Deutsche Telekom will prepare its first set of consolidated IFRS financial statements as defined by IFRS 1 for the period ended December 31, 2005. IFRS will replace German GAAP in Deutsche Telekom’s external reporting from the first quarter of 2005.

This report contains a number of non-GAAP figures, such as EBITDA and EBITDA adj. for special influences, EBITDA margin, EBIT and EBIT adjusted for special influences; EBIT margin, capex, adj. Net income, free cash flow, and net debt. These non-GAAP figures should not be viewed as a substitute to our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the Backup materials accompanying this presentation and the “Reconciliation to pro forma figures” posted on Deutsche Telkom’s investor relations website under www.deutschetelekom.com.

Unaudited and preliminary Figures

Contacts.

Deutsche Telekom AG

Zentralbereich Investor Relations, Bonn office
Postfach 20 00, D-53105 Bonn
Phone +49 (0) 228 181 8 88 80
Fax +49 (0) 228 181 8 88 99
E-mail: investor.relations@telekom.de

This report can be downloaded from the Investor Relations site on the Internet at:
www.deutschetelekom.com

For further information on the business units please refer to:
www.t-com.de
www.t-mobile-international.com
www.t-systems.com
www.t-online.com

Investor Relations, New York office
Phone +1 212 424 2926
Phone  1 877 DT SHARE (toll-free)
Fax +1 212 424 2986
E-mail: investor.relations@usa.telekom.de

This Report is also available in German.

KNr. 642 100 028

Historic Numbers under IFRS.

New Group Structure.

Footnotes.

Group

1	Net revenue	In general

Mainly differing recognition of revenue from provisioning/activation charges (T-Com, T-Online, T-Mobile).
Other differences result from leases (T-Com) and the valuation of long-term construction contracts and multiple-element arrangements (T-Systems).
See also comments on total revenue of business areas and the introduction to this report.

2	Profit/loss from operations	In general	Profit/loss from operations and EBIT are identical under IFRS. The difference under German GAAP in other taxes. See notes on EBIT (9).

3	Financial result	In general	Results from sales of shares
Under IFRS; results from sales of shares are no longer shown under operating profit, but under financial result.

Leasing

Accounting and reporting regulations concerning finance leases as well as sale and leaseback transactions differ. Under IFRS, the interest cost for lease liabilities is shown under net financial interest/expense.

Interest effect of provisions for pensions and personnel costs

The German GAAP/IFRS reconciliation effects mainly result from the difference in accounting and reporting regulations concerning pension accruals. Under IFRS, the interest cost for pension accruals is shown under net financial income/expense.

		FY 2003	Results from sales of shares	€	+0.6 billion
			Reclassification of interest effect of provisions for pensions and personnel costs		€-0.5 billion
			Other adjustments to financial result		€-0.4 billion

		FY 2004	Results from sales of shares	€	+1.2 billion
			Leasing		€-0.1 billion
			Reclassification of interest effect of provisions for pensions and personnel costs		€-0.2 billion
			Other effects		€-0.3 billion

4	Income before income taxes	In general	See notes EBITDA (10), Depreciation, amortization, write-downs, and impairment losses (11), and financial result (3).

5	Income taxes	In general	Deferred taxes

The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill”, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

This leads to an additional recognition of deferred tax assets of € 9.1 billion in the opening balance sheet and deferred tax liabilities of € 7.9 billion, mainly due to the realization of hidden reserves relating to U.S. mobile communications licenses.

The deferred tax assets on the “contribution goodwill” are reversed on a pro rata basis in line with the scheduled amortization of the goodwill, and the deferred tax assets on the loss carryforwards are reversed in line with the offsetting of loss carryfowards with taxable income.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. Since U.S. mobile communications licenses are no longer amortized under IFRS, the deferred tax liabilities in 2003 are not released. The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities.

6	Net profit/loss	In general	See notes EBITDA (10), Depreciation, amortization, write-downs, and impairment losses (11), Financial result (3), and income taxes (5).

7	Income applicable to minority shareholders	In general	The differences shown here relate to the proportion of the German GAAP / IFRS differences in net profit/loss (6) that is accounted for by minority interest (predominantly: T-Online and MATÁV)

8	Consolidated net profit/loss	In general	See notes on individual components of the net income/loss.

9	EBIT	In general	See notes EBITDA (10) and Depreciation, amortization, write-downs, and impairment losses (11).

10	EBITDA	In general	Recognition of internally generated software

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, the net profit under IFRS remains largely unaffected.

2

		In general	Results from sales of shares
Under IFRS; results from sales of shares are no longer shown under EBITDA, but under financial result.

Other taxes
Under IFRS, other taxes are included in EBITDA.

Interest effect of provisions for pensions and personnel costs
Under IFRS, the interest components of the measurement of provisions is shown under the financial result, which leads to an increase in EBITDA.

Additional minimum liability (AML)
Reversal of the interest effect of the additional minimum liability (AML), recognized under German GAAP, as AML is not recognized under IFRS.

Reversal of recognition of interest on borrowings

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods.

Leasing

Whereas under German GAAP, the ongoing lease expenses are recognized in the income statement, under IFRS the scheduled depreciation on the assets is expensed and the interest component of the lease liability is shown as interest expense.

Reversal of accrual for contingent losses, mobile communications joint venture

The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS. Note however the nonscheduled write-down on the license in New York under IFRS.

Reversal of write-up on FCC licenses

The write-up of U.S. mobile communications licenses made under German GAAP corrected previous amortization of these licenses. As FCC licenses are not amortized under IFRS due to the indefinite useful life, there is no need for the write-up either.

		FY 2003	Recognition of internally generated software	€	+0.2 billion
			Results from sales of shares		€-0.6 billion
			Other taxes		€-0.2 billion
			Reclassification of interest effect of provisions for pensions and personnel costs	€	+0.5 billion
			Provisions for pensions, mainly additional minimum liability	€	+0.4 billion

		FY 2004	Recognition of internally generated software	€	+0.3 billion
			Results from sales of shares		€-1.2 billion
			Other taxes		€-0.2 billion
			Reclassification of interest effect of provisions for pensions and personnel costs	€	+0.2 billion
			Pension accruals	€	+0.1 billion
			Revenue recognition		€-0.1 billion
			Reversal of recognition of interest on borrowings		€-0.1 billion
			Leasing	€	+0.1 billion
			Reversal of accrual for contingent losses, mobile communications joint venture	€	+0.5 billion
			Reversal of write-up on FCC licenses		€-2.4 billion

11	Depreciation,	In general	No amortization of goodwill
amortization, write-downs, and impairment losses

Goodwill is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS.

Mobile communications licenses

The U.S. mobile communications licenses are no longer amortized under IFRS due to their unlimited useful life. In contrast to German GAAP, UMTS licenses are not amortized from the time of acquisition under IFRS, but from the time the UMTS network is put into commercial operation. The amortization of UMTS licenses charged under German GAAP before the UMTS network was put into operation is therefore no longer charged under IFRS. In Austria the UMTS network was put into operation in December 2003, in Germany in Q2 04 and in the UK in Q3 04. The UMTS newtorks have not yet been put into operation in the Netherlands and the Czech Republic.

3

		In general	Impairment

The impairment tests required under IFRS found that the goodwill of T-Mobile-UK in 2004 and T-Mobile USA in 2003 needed to be corrected. It was also found that the goodwill of MATÁV needed to be corrected in 2003 and Slovak Telekom in 2004.

Impairment resulting from the wind-up of the network joint venture

The wind-up of the network joint venture between T-Mobile USA and Cingular Wireless resulted in an impairment, mainly relating to the transfer of a 10MHz license in New York to Cingular Wireless in 2007.

Reversal of recognition of interest on borrowings

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases the net profit.

Recognition of internally generated software
The recognition of intenally generated assets leads to additional depreciation and amortization.

Amortization of leases
Whereas under German GAAP, the ongoing lease expenses are recognized in the income statement, under IFRS the scheduled depreciation on the assets is expensed.

		FY 2003	No amortization of goodwill	€	+2.5 billion
			Impairment, MATÁV		€-0.2 billion
			Impairment, T-Mobile USA		€-0.8 billion
			Different amortization of mobile communications licenses	€	+1.1 billion
			Reversal of recognition of interest on borrowings	€	+0.2 billion
			Recognition of internally generated software		€-0.2 billion
			Amortization of leases		€-0.2 billion

		FY 2004	No amortization of goodwill	€	+2.5 billion
			Impairment, T-Mobile UK		€-2.2 billion
			Impairment, Slovak Telecom		€-0.2 billion
			License impairment, New York		€-1.3 billion
			Different amortization of mobile communications licenses	€	+0.6 billion
			Non-recognition of interest on borrowings under IFRS	€	+0.2 billion
			Recognition of internally generated software		€-0.3 billion
			Amortization of leases		€-0.1 billion

12	Capex	In general	Increase in capex due to recognition of restoration obligations and finance lease and the recognition of internally generated software.

13	Free cash flow before dividend payment	In general

The difference in free cash flow is mainly the result of reclassifications between cash flows from operating, financing and investing activities. These reclassifications relate to changes in cash and cash equivalents resulting from the ABS program, interest on borrowings, leases and other issues.

		FY 2003	ABS (reclassification to cash flows from investing and financing activities)	€	+372 million
			Leases (reclassification to cash flows from financing activities)	€	+150 million

		FY 2004	ABS (reclassification from cash flows from investing and financing activities)		€-143 million
			Finance leases (mainly reclassification to cash flows from financing activities)	€	+207 million

14	Net financial liabilities	In general	Lease liabilities

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom’s net financial liabilities increase.

4

In general	Liabilities arising from ABS transactions

As part of asset-backed securities (ABS) transactions, financial assets, in this case trade receivables, are sold to a special-purpose entity (SPE). The special purpose entity then raises money on the capital market secured with the purchased receivables. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In comparison with German GAAP, this leads to an increase in net financial liabilities under IFRS.

Other IFRS differences
The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

FY 2003	Leasing	€	+2.4 billion
	ABS	€	+1.2 billion
	Other	€	+0.5 billion

FY 2004	Leasing	€	+2.5 billion
	ABS	€	+1.6 billion
	Other	€	+0.3 billion

Special factors

15	Cost of sales	In general	See notes on individual quarters.

		FY 2003	Reversal of the interest effect of the additional minimum liability (AML), recognized under German GAAP, as AML is not recognized under IFRS	€	+0.1 billion

		Q1 04	No adjustment

		Q2 04	Impairment resulting from the wind-up of the network joint venture		€-1.4 billion

		Q3 04	No adjustment

		Q4 04	Reduction of the write-down charged in Q2 04 resulting from the wind-up of the network joint venture	€	+0.1 billion

		FY 2004	Impairment resulting from the wind-up of the network joint venture		€-1.3 billion

16	Selling costs	FY 2003	Reversal of the interest effect of the additional minimum liability (AML), recognized under German GAAP, as AML is not recognized under IFRS	€	+0.1 billion

		FY 2004	No adjustment

17	General and administrative costs	FY 2003

Reversal of the interest effect of the additional minimum liability (AML), recognized under German GAAP, as AML is not recognized under IFRS and reclassification of adjustment of discount rate for civil servant health insurance fund

				€	+0.2 billion

		FY 2004	No adjustment

18	Other operating income	In general	Reversal of write-up on FCC licenses The write-up of U.S. mobile communications licenses made under German GAAP were not made under IFRS.

Results from sales of shares
Under IFRS; results from sales of shares (here in particular shares in SES, MTS and Eutelsat) are no longer shown under EBITDA, but under financial result.

		FY 2003	Results from sales of shares		€-0.6 billion

		Q1 04	No adjustment

		Q2 04	Reversal of write-up on FCC licenses		€-1.8 billion
			Results from sales of shares		€-0.1 billion

		Q3 04	Reversal of write-up on FCC licenses		€-0.6 billion

		Q4 04	Results from sales of shares		€-1.1 billion

		FY 2004	Reversal of write-up on FCC licenses		€-2.4 billion
			Results from sales of shares		€-1.2 billion

5

19	Other operating expenses	In general	See notes on individual quarters.

		FY 2003	Mainly reversal of AML interest effect, as AML not recognized under IFRS, and impairment of goodwill at MATÁV and T-Mobile USA under IFRS		€-1.0 billion

		Q1 04	No adjustment

		Q2 04	Reversal of the accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless	€	+0.6 billion

		Q3 04	Write-down of FCC licenses at Slovak Telecom and T-Mobile UK under IFRS		€-2.4 billion

Q4 04

Discontinuation of the reduction under German GAAP of the accrual for contingent losses recognized in Q2 04 relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

€-0.1 billion

		FY 2004	Mainly write-downs of FCC licenses at Slovak Telecom and T-Mobile UK under IFRS		€-2.4 billion
			Reversal of the accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless	€	+0.5 billion

20	Financial result	In general	Results from sales of shares
Under IFRS; results from sales of shares are no longer shown under EBITDA, but under financial result.

Provisions
Under IFRS, the interest components of the measurement of accruals and liabilities are shown under financial result.

		FY 2003	Results from sales of shares	€	+0.8 billion
			Provisions (civil servant health insurance fund)		€-0.2 billion

		Q1 04	No adjustment

		Q2 04	Results from sales of shares (SES)	€	+0.1 billion

		Q3 04	No adjustment

		Q4 04	Results from sales of shares (SES, MTS and Eutelsat)	€	+1.1 billion

		FY 2004	Results from sales of shares (SES, MTS and Eutelsat)	€	+1.2 billion

21	Income before income taxes	In general	See notes on individual issues in the income statement items within income before income taxes.

22	Income taxes	In general	See notes on individual quarters.

		FY 2003	Lower tax income under IFRS relating to the conversion of T-Mobile International AG into a limited partnership under German law (AG & Co. KG)		€-0.3 billion
			Non-recurrence of the tax income from the reversal of the AML interest effect		€-0.1 billion
			Tax income under IFRS from the additional to accruals for the civil servant health insurance fund	€	+0.1 billion
			Higher tax expense under IFRS resulting from the sale of the remaining cable companies		€-0.3 billion

6

		Q1 04	No adjustment

		Q2 04	Non-recurrence of deferred taxes relating to the write-up under German GAAP of FCC licenses at T-Mobile USA	€	+0.4 billion
			Deferred taxes relating to the write-down under IFRS of FCC licenses at T-Mobile USA	€	+0.5 billion

		Q3 04	Non-recurrence of deferred taxes relating to the write-up under German GAAP resulting from the wind-up of the network joint venture	€	+0.2 billion

		Q4 04	No adjustment

		FY 2004	Non-recurrence of deferred taxes relating to the write-up under German GAAP of FCC licenses at T-Mobile USA	€	+0.6 billion
			Deferred taxes relating to the write-down under IFRS resulting from the wind-up of the network joint venture	€	+0.5 billion

23	Income applicable to minority shareholders	In general	No change

24	Consolidated net profit/loss	In general	See notes on individual issues in the income statement items within consolidated net profit/loss.

25	EBIT	In general	Reversal of accrual for contingent losses, mobile communications joint venture
The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS.

Results from sales of shares
Under IFRS; results from sales of shares are no longer shown under EBITDA, but under financial result.

Reversal of write-up on FCC licenses
The write-up of U.S. mobile communications licenses made under German GAAP were not made under IFRS.

		FY 2003	Reversal of AML interest effect, as AML is not recognized under IFRS.	€	+0.3 billion
			Reclassification of addition to accrual due to the adjustment of the discount rate applied for the civil servant health insurance fund	€	+0.2 billion
			Results from sales of shares		€-0.6 billion
			Write-down of FCC licenses at Slovak Telecom and MATÁV and T-Mobile USA		€-1.0 billion

		Q1 04	No adjustment

		Q2 04	Reversal of accrual for contingent losses, mobile communications joint venture	€	+0.6 billion
			Impairment resulting from the wind-up of the network joint venture		€-1.4 billion
			Results from sales of shares (SES)		€-0.1 billion
			Reversal of write-up on FCC licenses		€-1.8 billion

		Q3 04	Write-down of FCC licenses at Slovak Telecom and T-Mobile UK under IFRS		€-2.4 billion
			Reversal of write-up on FCC licenses		€-0.6 billion

		Q4 04	Reduction of the write-down charged in Q2 04 resulting from the wind-up of the network joint venture	€	+0.1 billion
			Results from sales of shares (SES, MTS and Eutelsat)		€-1.1 billion

Discontinuation of the reduction under German GAAP of the accrual for contingent losses recognized in Q2 04 relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

€-0.1 billion

		FY 2004	Impairment resulting from the wind-up of the network joint venture		€-1.3 billion
			Reversal of accrual for contingent losses, mobile communications joint venture	€	+0.5 billion
			Results from sales of shares (SES, MTS and Eutelsat)		€-1.2 billion
			Write-down of FCC licenses at Slovak Telecom and T-Mobile UK under IFRS		€-2.4 billion
			Reversal of write-up on FCC licenses		€-2.4 billion

7

26	EBITDA	In general	Reversal of accrual for contingent losses, mobile communications joint venture
The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS.

Results from sales of shares
Under IFRS; results from sales of shares are no longer shown under EBIT, but under financial result.

Reversal of write-up on FCC licenses
The write-up of U.S. mobile communications licenses made under German GAAP were not made under IFRS.

		FY 2003	Reversal of AML interest effect, as AML is not recognized under IFRS.	€	+0.3 billion
			Reclassification of addition to accrual due to the adjustment of the discount rate applied for the civil servant health insurance fund	€	+0.2 billion
			Results from sales of shares		€-0.6 billion

		Q1 04	No adjustment

		Q2 04	Reversal of accrual for contingent losses, mobile communications joint venture	€	+0.6 billion
			Results from sales of shares (SES)		€-0.1 billion
			Reversal of write-up on FCC licenses		€-1.8 billion

		Q3 04	Reversal of write-up on FCC licenses		€-0.6 billion

		Q4 04	Results from sales of shares (SES, MTS and Eutelsat)		€-1,1 billion

Discontinuation of the reduction under German GAAP of the accrual for contingent losses recognized in Q2 04 relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

€-0.1 billion

		FY 2004	Reversal of accrual for contingent losses, mobile communications joint venture	€	+0.5 billion
			Results from sales of shares (SES, MTS and Eutelsat)		€-1.2 billion
			Reversal of write-up on FCC licenses		€-2.4 billion

27	Depreciation, amortization,	In general	See notes on individual quarters.
	write-downs, and impairment losses	FY 2003	Write-down of FCC licenses at Slovak Telecom and MATÁV and T-Mobile USA		€-1.0 billion

		Q1 04	No adjustment

		Q2 04	Impairment resulting from the wind-up of the network joint venture		€-1.4 billion

		Q3 04	Write-down of FCC licenses at Slovak Telecom and T-Mobile UK under IFRS		€-2.4 billion

		Q4 04	Reduction of the write-down charged in Q2 04 resulting from the wind-up of the network joint venture	€	+0.1 billion

		FY 2004	Impairment resulting from the wind-up of the network joint venture		€-1.3 billion
			Write-down of goodwill at Slovak Telecom and T-Mobile UK		€-2.4 billion

8

T   Com

28	Total revenue	In general	The main differences between German GAAP and IFRS result from the following issues:

Up-front fees (decrease)

Up-front fees are accrued over the average useful life (duration of the customer relationship), which reduces the revenue at the beginning of the contractual relationship. Deferred revenues are released in the subsequent periods over the duration of the customer relationship.

Service numbers (decrease)

Some revenues in the area of value-added services (e.g. 0190 premium rate services) may only be recognized net. Accordingly, T-Com only recognizes an agency commission. This reduces revenue (no effect on EBITDA).

Leases (decrease)

Current forms of rentals are treated as leases under IFRS. Classification as finance leases generates the following effects on revenue:

The proportion of revenue classified as a finance component is recognized in net interest.

The revenue of the entire duration of the customer relationship is recognized in the year the contract is concluded as a discounted one-time amount, minus the finance component.

		FY 2003	Up-front charges	€-103 million
			of which net figures for serives numbers	€-77 million
			Leases	€-44 million

		FY 2004	Up-front charges	€-186 million
			of which net figures for serives numbers	€-90 million
			Leases	€-49 million

29	Net revenue	In general	See notes on total revenue (28).

30	EBITDA	In general	Other taxes have already been deducted in the deviations between German GAAP and IFRS.

The main differences between German GAAP and IFRS result from the following issues:

Pension accruals (increase)

The timing of additions to pension accruals under IFRS is different from that under German GAAP as a result of measurement differences. This currently leads to an improvement in results. The interest cost relating to the annual additions to pension accruals is shown under personnel costs under German GAAP; under IFRS, it is shown under net interest (reclassification).

ABS transaction (decrease/increase)

As part of asset-backed securities (ABS) transactions, financial assets, in this case trade receivables, are sold to a special-purpose entity (SPE). The SPE then raises money on the capital market secured with the purchased receivables - this applies in particular to T-Com. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. While the fees to by paid to the special purpose entity are shown as program fees under other operating expenses under German GAAP, consolidation of the special purpose entity leads to the elimination of this expense item. The interest expense to be paid by the special purpose entity for the capital market liability corresponds to a great extent to this expense item. This is recognized under interest expense under IFRS, not other operating expenses as under German GAAP. For this reason, these expenses are not included in the calculation of EBITDA.

Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life. This reduces the cost base which burdens EBITDA. For T-Com, this relates in particular to internally generated software.

Leases (decrease)
Noncurrent assets (in particular routers) are no longer capitalized under IFRS; their acquisition costs are expensed.

9

		FY 2003	EBITDA effect due to up-front fees	€ +20 million
			Pension accruals	€ +480 million
			ABS transaction	€-58 million
			Recognition of internally generated software	€ +29 million
			Leases	€-104 million
			Other	€-114 million

		FY 2004	EBITDA effect due to up-front fees	€-68 million
			Pension provisions and other employee benefits	€ +197 million
			ABS transaction	€ +26 million
			Recognition of internally generated software	€ +27 million
			Leases	€-111 million
			Other	€-94 million

31	Special factors affecting EBITDA	In general	The main differences between German GAAP and IFRS result from the following issues:

		FY 2003	Pension provisions and other employee benefits	€-204 million
			Sale of cable companies	€ +70 million

32	Adj. EBITDA	In general	Adjusted EBITDA is the result of the subtraction of special factors affecting EBITDA (31) from EBITDA (30).

33	Depreciation, amortization,	In general	The main differences between German GAAP and IFRS result from the following issues:

write-downs, and impairment losses

Discontinuation of amortization of capitalized interest on borrowings as interest not capitalized under IFRS

Discontinuation of amortization of assets from leases

Recognition of internally generated software leads to additional depreciation and amortization

		FY 2003	Non-amortization of recognized interest on borrowings	€ +152 million
			Recognition of internally generated software	€-42 million
			Discontinuation of amortization of assets from leases	€ +59 million
			Other	€44 million

		FY 2004	Non-amortization of recognized interest on borrowings	€ +87 million
			Discontinuation of amortization of assets from leases	€ +70 million
			Recognition of internally generated software	€-44 million
			Other	€ +109 million

34	Financial result	In general	The main differences between German GAAP and IFRS result from the following issues:

Pension accruals
The interest cost relating to the annual additions to pension accruals is shown under personnel costs under German GAAP; under IFRS, it is shown under net interest (reclassification).

Leases (decrease)

Current forms of rentals are treated as leases under IFRS. Classification as finance leases generates the following effects on revenue:

The proportion of revenue classified as a finance component is recognized in net interest.

		FY 2003	Pension provisions and other employee benefits	€-185 million
			Leases	€ +26 million

		FY 2004	Pension provisions and other employee benefits	€-137 million
			Leases	€ +17 million

35	Income before income taxes	In general	See notes on EBITDA (30).

36	Capex	In general	There are no significant differences between capex under German GAAP and IFRS at T-Com.

10

T   Online

37	Total revenue	In general	Up-front charges

Higher revenue under IFRS, as the effects of the broadband campaign (provisioning charge) are deferred under IFRS and have only a pro rata negative effect on revenue. Under German GAAP, the negative revenue impact of the provisioning charge is recognized in full immediately.

		FY 2004	Up-front charges	€	+38 million

38	Net revenue	In general	See notes total revenue (37)

39	EBITDA	In general	Up-front charges

Higher revenue under IFRS, as the effects of the broadband campaign (provisioning charge) are deferred under IFRS and have only a pro rata negative effect on revenue. Under German GAAP, the negative revenue impact of the provisioning charge is recognized in full immediately.

Recognition of internally generated assets, mainly software

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life.

For T-Online, this relates in particular to internally generated software.

		FY 2004	Up-front charges	€	+38 million
			Recognition of internally generated assets, mainly software	€	+11 million

40	Special factors	In general	There are no significant effects.
affecting EBITDA

41	Adj. EBITDA	In general	See notes on EBITDA (39)/Special factors affecting EBITDA (40).

42	Depreciation,	In general	No amortization of goodwill
amortization, write-downs, and impairment losses

The goodwill of equity-accounted investments is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS. The impairment tests did not determine any need for adjustments.

Recognition of intenally generated software leads to additional depreciation and amortization

		FY 2003	No amortization of goodwill	€	+344 million

		FY 2004	No amortization of goodwill	€	+362 million
			Recognition of intenally generated software leads to additional depreciation and amortization		€-14 million

43	Financial result	In general	Lack of write-up of goodwill of comdirect bank

The lower financial result under IFRS is mainly a result of a goodwill write-up under German GAAP for the associated company comdirect bank. Under IFRS there is no write-up impacting the financial result.

No amortization of goodwill

The goodwill of equity-accounted investments is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS. The impairment tests did not determine any need for adjustments.

		FY 2003	Lack of write-up of goodwill of comdirect bank		€-62 million
			No amortization of goodwill	€	+9 million

		FY 2004	No amortization of goodwill	€	+14 million

11

44	Income before	In general	No amortization of goodwill
income taxes

The goodwill of equity-accounted investments is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS. The impairment tests did not determine any need for adjustments.

Lack of write-up of goodwill of comdirect bank

The lower financial result under IFRS is mainly a result of a goodwill write-up under German GAAP for the associated company comdirect bank. Under IFRS there is no write-up impacting the financial result.

Up-front charges
Higher revenue under IFRS, as the effects of the broadband campaign (provisioning charge) are deferred under IFRS and have only a pro rata negative effect on revenue.
Under German GAAP, the negative revenue impact of the provisioning charge is recognized in full immediately.

		FY 2003	No amortization of goodwill	€	+344 million
			Lack of write-up of goodwill of comdirect bank		€-62 million

		FY 2004	No amortization of goodwill	€	+362 million
			Up-front charges	€	+38 million

45	Capex	In general	Recognition of internally generated intangible assets.

T   Mobile

46	Total revenue	In general

The difference between revenue under IFRS and German GAAP is mainly a result of the change in the recognition of activation charges. Whereas activation charges under German GAAP were recognized in full at the beginning of the contract and thus parallel to the cash-in, under IFRS they are spread over the term of the contract. This leads to a spread of revenue recognition over time. The effects are mainly from Germany (FY 04: € +41 million) and the United States (FY 04: € -88 million).

47	Net revenue	In general	See notes on total revenue (46).

48	EBITDA	In general	Reversal of write-up on FCC licenses (decrease)

The write-up of U.S. mobile communications licenses made under German GAAP corrected previous amortization of these licenses. As FCC licenses are not amortized under IFRS due to the indefinite useful life, there is no need for the write-up either.

Reversal of accrual for contingent losses, mobile communications joint venture (increase)

The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS. Note however the nonscheduled write-down on the license in New York under IFRS.

Sale of shares in MTS (decrease)

The proceeds from the sale of shares in MTS are shown under net financial income/expense under IFRS and are therefore no longer relevant to EBITDA. These proceeds were shown under “other operating income” under German GAAP.

Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life.
This reduces the cost base which burdens EBITDA. For T-Mobile, this relates in particular to internally generated software.

ABS transactions (increase)

While the fees to by paid to the special purpose entity are shown as program fees under other operating expenses under German GAAP, consolidation of the special purpose entity leads to the elimination of this expense item under IFRS. The interest expense to be paid by the special purpose entity for the capital market liability corresponds to a great extent to this expense item. This is recognized under interest expense under IFRS, not other operating expenses as under German GAAP. For this reason, these expenses are not included in the calculation of EBITDA.

12

		In general	Other taxes (decrease)
Other taxes are now included in as costs EBITDA in order to make the derivation of EBITDA from the income statement easier than before. At T-Mobile these consist mainly of real estate taxes.

Main effects:

		FY 2003	Sales of shares in MTS	€-352 million
			Other taxes	€-94 million
			Revenue recognition	€-55 million
			Recognition of internally generated software	€ +117 million

		Q1 04	No significant effects

		Q2 04	Reversal of write-up on FCC licenses	€-1,807 million
			Reversal of accrual for contingent losses, mobile communications joint venture	€ +602 million

		Q3 04	Reversal of write-up on FCC licenses	€-641 million

		Q4 04	Sales of shares in MTS	€-941 million
			Adjustment of accrual for contingent losses, mobile communications joint venture	€-73 million

		FY 2004	Reversal of write-up on FCC licenses	€-2,448 million
			Sales of shares in MTS	€-941 million
			Reversal of accrual for contingent losses, mobile communications joint venture	€ +529 million
			Other taxes	€-98 million
			Recognition of internally generated software	€ +148 million
			Revenue recognition	€-50 million
			ABS transactions	€ +47 million

49	Special factors	In general	Reversal of write-up on FCC licenses (decrease)
	affecting EBITDA		The write-up of U.S. mobile communications licenses made under German GAAP were not made under IFRS.

Reversal of accrual for contingent losses, mobile communications joint venture (increase)

The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS. Note however the nonscheduled write-down on the license in New York under IFRS.

Sale of shares in MTS (decrease)

The proceeds from the sale of shares in MTS are shown under net financial income/expense under IFRS and are therefore not relevant to EBITDA, in contrast to German GAAP.

These proceeds were shown under “other operating income” under German GAAP.

Main effects:

		FY 2003	Sales of shares in MTS	€-352 million

		Q1 04	No effects

		Q2 04	Reversal of write-up on FCC license	€-1,807 million
			Reversal of accrual for contingent losses, mobile communications joint venture	€ +602 million

		Q3 04	Reversal of write-up on FCC license	€-641 million

		Q4 04	Sales of shares in MTS	€-941 million
			Reversal of accrual for contingent losses, mobile communications joint venture	€-73 million

		FY 2004	Reversal of write-up on FCC license	€-2,448 million
			Reclassification of proceeds from the sale of shares in MTS	€-941 million
			Reversal of accrual for contingent losses, mobile communications joint venture	€ +529 million

50	Adj. EBITDA	In general	Adjusted EBITDA is the result of the subtraction of special factors affecting EBITDA (49) from EBITDA (48).

13

51	Depreciation,	In general	No amortization of goodwill (decrease)
amortization, write-downs, and impairment losses

The goodwill of subsidiaries, mainly in the UK, the United States, the Netherlands and Austria is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS.

Different amortization of mobile communications licenses (decrease)

The U.S. mobile communications licenses are no longer amortized under IFRS due to their indefinite useful life. In contrast to German GAAP, UMTS licenses are not amortized from the time of acquisition under IFRS, but from the time the UMTS network is put into commercial operation. The amortization of UMTS licenses charged under German GAAP before the UMTS network was put into operation therefore has to be reversed under IFRS. In Austria the UMTS network was put into operation in December 2003, in Germany in Q2 04 and in the UK in Q3 04. The UMTS newtorks have not yet been put into operation in the Netherlands and the Czech Republic.

Impairment of goodwill, T-Mobile UK and T-Mobile USA (increase)
The impairment tests required under IFRS found that the goodwill of T-Mobile-UK in 2004 and T-Mobile USA in 2003 needed to be adjusted.

Impairment resulting from the wind-up of the network joint venture (increase)

The wind-up of the network joint venture between T-Mobile USA and Cingular Wireless resulted in an impairment, mainly relating to the transfer of a 10MHz license in New York to Cingular Wireless in 2007.

Main effects:

		FY 2003	No amortization of goodwill	€	+1,434 million
			Different amortization of mobile communications licenses	€	+1,113 million
			Impairment, T-Mobile USA		€-789 million

		Q1 04	No amortization of goodwill	€	+348 million
			Different amortization of mobile communications licenses	€	+265 million

		Q2 04	Impairment resulting from the wind-up of the network joint venture		€-1,353 million
			No amortization of goodwill	€	+356 million
			Different amortization of mobile communications licenses	€	+188 million

		Q3 04	Impairment, T-Mobile UK		€-2,225 million
			Non-amortization of goodwill	€	+353 million
			Different amortization of mobile communications licenses	€	+71 million

		Q4 04	No amortization of goodwill	€	+341 million
			Different amortization of mobile communications licenses	€	+102 million
			Impairment resulting from the wind-up of the network joint venture	€	+92 million

		FY 2004	Goodwill impairment, T-Mobile UK		€-2,225 million
			No amortization of goodwill	€	+1,398 million
			Impairment resulting from the wind-up of the network joint venture		€-1,261 million
			Different amortization of mobile communications licenses	€	+626 million

52	Financial result	In general	No amortization of goodwill (decrease)

The goodwill of equity-accounted investments is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS. The impairment tests did not determine any need for adjustments.

Sale of shares in MTS (decrease)

The proceeds from the sale of shares in MTS are shown under net financial income/expense under IFRS and are therefore no longer relevant to EBITDA, in contrast to German GAAP. These proceeds were shown under “other operating income” under German GAAP.

Main effects:

		FY 2003	Sales of shares in MTS	€	+352 million
			No amortization of goodwill	€	+78 million

		Q4 04	Sales of shares in MTS	€	+941 million

		FY 2004	Sales of shares in MTS	€	+941 million
			No amortization of goodwill	€	+75 million

14

53	Income before income taxes	In general

The difference between the results from income before income taxes under IFRS and German GAAP consists of the sum of the effects on EBITDA, depreciation, amortization, write-downs, and impairment losses, and on net financial income/expense, and other taxes.

54	Capex	In general	Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life. For
T-Mobile, this relates in particular to internally generated software.

Restoration obligations (increase)

In line with the recognition of the provision for restoration obligations, the present value of the discounted future settlement amount is recognized under ifrs as a component of the acquisition costs aktiviert. Interest is then added to the provision in subsequent years; the expense in curred is recognized as interest expense. At the same time, the asset in question is depreciated over its useful life or the term of the obligation.

T-Mobile Deutschland

55	Total revenue	In general

The spread of revenue recognition for activation revenues over the term of the contracts has a positive impact at T-Mobile Deutschland, as around 613,000 fewer customers were recorded in 2004 than in 2003.

56	EBITDA and adjusted EBITDA	In general	There are no significant changes to the special factors relevant to EBITDA at T-Mobile Deutschland between IFRS and German GAAP. The same therefore applies to adjusted EBITDA as to unadjusted EBITDA.

ABS transactions (increase)

While the fees to by paid to the special purpose entity are shown as program fees under other operating expenses under German GAAP, consolidation of the special purpose entity leads to the elimination of this expense item under IFRS. The interest expense to be paid by the special purpose entity for the capital market liability corresponds to a great extent to this expense item. This is recognized under interest expense under IFRS, not other operating expenses as under German GAAP. For this reason, these expenses are not included in the calculation of EBITDA.

Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life. This reduces the cost base which burdens EBITDA. For T-Mobile, this relates in particular to internally generated software.

57	Capex	In general	Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life. For
T-Mobile, this relates in particular to internally generated software.

Restoration obligations (increase)

In line with the recognition of the provision for restoration obligations, the present value of the discounted future settlement amount is recognized under ifrs as a component of the acquisition costs aktiviert. Interest is then added to the provision in subsequent years; the expense in curred is recognized as interest expense. At the same time, the asset in question is depreciated over its useful life or the term of the obligation.

T-Mobile UK

58		In general

There are no significant differences between revenue, EBITDA and capex under German GAAP and IFRS at T-Mobile UK. The proceeds of € 75 million subsequent to the sale of shares in Virgin Mobile are not proceeds of the sale itself and therefore remain relevant to EBITDA under IFRS and are not reclassified to net financial income/expense.

15

T-Mobile USA

59	Total revenue	In general	The spread of revenue recognition for activation revenues over the term of the contracts has a negative impact at T-Mobile USA, as almost one million more customers were recorded in 2004 than in 2003.

60	EBITDA	In general	Reversal of write-up on FCC licenses (decrease)

The write-up of U.S. mobile communications licenses made under German GAAP corrected previous amortization of these licenses. As FCC licenses were not amortized under IFRS due to the indefinite useful life, there is no need for the write-up either.

Reversal of accrual for contingent losses, mobile communications joint venture (increase)

The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS. Note however the nonscheduled write-down on the license in New York under IFRS.

Straight line leasing (decrease)

The change in the recognition of lease expenses leads to an increase in lease expenses for the years 2003 and 2004. If lease increases have been agreed for future periods, they should be spread over the full term of the agreement on a straight line basis.

Other taxes (decrease)
Other taxes are now included in as costs EBITDA in order to make the derivation of EBITDA from the income statement easier than before. At T-Mobile these consist mainly of real estate taxes.

Main effects:

		FY 2003	Straight line leasing		€-62 million
			Other taxes		€-93 million

		Q1 04	No significant effects

		Q2 04	Reversal of write-up on FCC licenses		€-1,807 million
Reversal of accrual for contingent losses, mobile
			communications joint venture	€	+602 million

		Q3 04	Reversal of write-up on FCC licenses		€-641 million

		Q4 04	Reversal of accrual for contingent losses, mobile
			communications joint venture		€-73 million

		FY 2004	Reversal of write-up on FCC licenses		€-2,448 million
Reversal of accrual for contingent losses, mobile
			communications joint venture	€	+529 million
			Straight line leasing		€-79 million
			Other taxes		€-92 million

61	Special factors	In general	Reversal of write-up on FCC licenses (decrease)
affecting EBITDA

The write-up of U.S. mobile communications licenses made under German GAAP corrected previous amortization of these licenses. As FCC licenses are not amortized under IFRS due to the indefinite useful life, there is no need for the write-up either.

Reversal of accrual for contingent losses, mobile communications joint venture (increase)

The accrual for contingent losses relating to the wind-up of the mobile communications joint venture between T-Mobile USA and Cingular Wireless is not recognized under IFRS. Note however the nonscheduled write-down on the license in New York under IFRS.

		FY 2003/	No effects
Q1 04

		Q2 04	Reversal of write-up on FCC licenses		€-1,807 million
Reversal of accrual for contingent losses, mobile
			communications joint venture	€	+602 million

		Q3 04	Reversal of write-up on FCC licenses		€-641 million

		Q4 04	Reversal of accrual for contingent losses, mobile
			communications joint venture	€	+73 million

		FY 2004	Reversal of write-up on FCC licenses		€-2,448 million
Reversal of accrual for contingent losses, mobile
			communications joint venture	€	+529 million

16

62	Adj. EBITDA	In general	Adjusted EBITDA is the result of the subtraction of special factors affecting EBITDA (61) from EBITDA (60).

63	Capex	In general	Recognition of internally generated assets, mainly software (increase)

The costs for internally generated assets are no longer charge to expense in full when incurred; they are capitalized as assets and depreciated over the useful life. For
T-Mobile, this relates in particular to internally generated software.

Restoration obligations (increase)

In line with the recognition of the provision for restoration obligations, the present value of the discounted future settlement amount is recognized under ifrs as a component of the acquisition costs aktiviert. Interest is then added to the provision in subsequent years; the expense in curred is recognized as interest expense. At the same time, the asset in question is depreciated over its useful life or the term of the obligation.

T-Mobile Netherlands

64	Total revenue	In general	There are no significant differences between revenue, EBITDA and capex under German GAAP and IFRS at T-Mobile Netherlands.

T-Mobile Austria

65		In general	There are no significant differences between revenue, EBITDA and capex under German GAAP and IFRS at T-Mobile Austria.

T-Mobile CZ

66		In general	There are no significant differences between revenue, EBITDA and capex under German GAAP and IFRS at T-Mobile CZ.

17

T   Systems

67	Total revenue	In general	Revenue recognition
The differences between German GAAP and IFRS relate mainly to the valuation of long-term construction contracts and multiple-element arrangements.

Valuation of construction contracts

Under the provisions of German GAAP, revenues relating to construction contracts are not recognized until the work has been accepted by the customer. Under IFRS, however, revenues and costs can be recognized during the course of the project in line with its progress. The progress of the project is measured in terms of costs incurred to date as a proportion the estimated total costs for completion of the contract.

In general, the use of the percentage of completion method under IFRS leads to earlier recognition of the results of the contract.

Valuation of multiple-element arrangements

IFRS includes special accounting provisions for multiple-element arrangements that do not exist under German GAAP. As such, it may be necessary to recognize revenue for individual elements of a contract at a later date or at a different value under IFRS than under German GAAP. If an individual element has no independent value for the customer and has no reliably measurable “fair value”, the element must be combined with other elements for accounting purposes. Under IFRS, revenue is only recognized once the work for the combined elements has been completed.

		FY 2003	Valuation of construction contracts		€-61 million
			Valuation of multiple-element arrangements		€-97 million

		FY 2004	Valuation of construction contracts		€-86 million
			Valuation of multiple-element arrangements		€-145 million

68	Net revenue	In general	See notes on total revenue (67).

69	EBITDA	In general	Revenue recognition
Multiple-element arrangements, construction contracts

Finance leases

Whereas under German GAAP, the ongoing lease expenses are recognized in the income statement, under IFRS the scheduled depreciation on the assets is expensed and the interest component of the lease liability is shown as interest expense. This results in the interest expense as well as depreciation and amortization correct under IFRS as an EBITDA reconciliation effect between German GAAP and IFRS (positive reconciliation effect).

Pension accruals
Under IFRS, the interest cost of pension accruals is shown under the financial result, which leads to an increase in EBITDA.

Provisions for restoration obligations

Provisions for restoration obligations that did not fulfill strict recognition criteria under IFRS had to be reversed. When the planned restructuring measures is implemented, the expense anticipated by the recognition of the provision is realized under IFRS with a time lag (negative reconciliation effect).

		FY 2003	Finance leases	€	+138 million
			Valuation of construction contracts		€-31 million
			Provisions for restoration obligations		€-115 million
			Valuation of multiple-element arrangements		€-31 million
			Pension accruals	€	+70 million

		FY 2004	Finance leases	€	+138 million
			Valuation of construction contracts		€-11 million
			Provisions for restoration obligations		€-118 million
			Valuation of multiple-element arrangements		€-17 million
			Pension accruals	€	+39 million

70	Special factors affecting EBITDA	In general	Differing special factors under German GAAP and IFRS are mainly the result of deconsolidation effects due to other disposals of equity or goodwill.

		FY 2003	Differing deconsolidation effects		€70 million

71	Adjusted EBITDA	In general	Adjusted EBITDA is the result of the subtraction of special factors affecting EBITDA (70) from EBITDA (69).

18

72	Depreciation, amortization, write-	In general	Valuation difference between German GAAP/IFRS relates mainly to the recognition of finance leases (see above) and the prohibition of regular amortization under IFRS.
downs, and
	impairment losses		No amortization of goodwill

Goodwill is not amortized under IFRS, in contrast to German GAAP. Instead, any need for adjustments to goodwill is determined exclusively by means of impairment tests. The amortization of goodwill charged under German GAAP is therefore no longer charged under IFRS.

		FY 2003	Amortization of finance leases		€-174 million
			No amortization of goodwill	€	+656 million

		FY 2004	Amortization of finance leases		€-130 million
			No amortization of goodwill	€	+603 million

73	EBIT	In general	EBIT is the result of the subtraction of Depreciation, amortization, write-downs, and impairment losses (72) from EBITDA (69).

74	Financial result	In general

The German GAAP/IFRS reconciliation effects mainly result from the difference in accounting and reporting regulations concerning finance leases and pension accruals. Under IFRS, the interest cost for lease liabilities and pension accruals is shown under net financial income/expense.

		FY 2003	Finance leases		€-18 million
			Pension accruals		€-25 million

		FY 2004	Finance leases		€-13 million
			Pension accruals		€-27 million

75	Income before income taxes	In general

The valuation differences result from the differing accounting regulations for finance leases, valuation of construction contracts, recognition of restructuring accruals, valuation of multiple-element arrangements, differing valuation of pension accruals and the lack of goodwill amortization under IFRS.

		FY 2003	Finance leases		€-53 million
			Valuation of construction contracts		€-31 million
			Provisions for restoration obligations		€-115 million
			Valuation of multiple-element arrangements		€-31 million
			Pension accruals	€	+45 million
			No amortization of goodwill	€	+656 million
			Differing deconsolidation effects	€	+70 million

		FY 2004	Finance leases	€	+60 million
			Valuation of construction contracts		€-11 million
			Provisions for restoration obligations		€-182 million
			Valuation of multiple-element arrangements:		€-17 million
			Pension accruals	€	+12 million
			No amortization of goodwill	€	+603 million

76	Capex	In general	Differences are mainly the result of the recognition of assets as part of the presentation of finance leases and the recognition of internally generated software.

19

GHS

77	Total revenue	In general	No significant difference

78	Net revenue	In general	No significant difference

79	EBITDA	In general	Valuation and reclassification to financial result for pension accruals and accrual for subsidies to the civil servant health insurance fund (PBKK)
Under IFRS, the interest cost of pension accruals is shown under the financial result and not under personnel costs. Reversal of AML interest effect, as AML is not recognized under IFRS.
Reclassification of addition to accrual due to the adjustment of the discount rate applied for PBKK from profit/loss from operations, because shown under financial result under IFRS.

Leasing - valuation and reclassification to financial result

The tax treatment of leases is generally used for the classification of leases in consolidated financial statements under German GAAP. A considerably larger number of leases tend to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

Financial instruments and currency translation

The changes in EBITDA between German GAAP and IFRS relate to reclassifications from other operating income /expense to the financial result. Reclassifications include gains and losses from the valuation of foreign currency accounts (including bonds issued, foreign currency derivatives).

Reclassification of gains on the disposal of the shares to financial result
Under IFRS; results from sales of shares are no longer shown under operating profit, but under financial result.

Change in recognition of provisions under IFRS

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP.

Furthermore, accruals, in particular for contingent losses, recognized under German GAAP are not carried under IFRS.

		FY 2003	Mainly:
			Pension accruals and accrual for subsidy to PBKK	€	+125 million
			Financial instruments and currency translation		€-65 million
			Gains on the disposal of shares and change in the recognition of accruals	€	+103 million

		FY04	Mainly:
			Pension accruals, leasing and accrual for subsidies to PBKK and change in recognition of accruals	€	+223 million
			Financial instruments and currency translation		€-22 million
			Gains on the disposal of the shares		€-258 million

80	of which Vivento	In general	Mainly effects from the change in the recognition of accruals for contingent losses under IFRS.

81	Special factors	FY 2003	Mainly:
	affecting EBITDA		Gains on the disposal of shares and change in the recognition of accruals	€	+67 million

		FY 2004	Mainly:
			Gains on the disposal of shares and change in the recognition of accruals		€-307 million

20

82	Adj. EBITDA	FY 2003	Mainly:
			Pension accruals and accrual for subsidy to PBKK	€	+125 million
			Change in recognition of accruals	€	+36 million
			Financial instruments and currency translation		€-65 million

		FY 2004	Mainly:
Pension accruals, leasing and accrual for PBKK
			and change in recognition of accruals	€	+272 million
			Financial instruments and currency translation		€-22 million

83	of which Vivento	In general	Mainly effects from the change in the recognition of accruals for contingent losses under IFRS.

84	Depreciation,	In general	Mainly:
amortization, write-downs, and impairment losses

Depreciation and amortization reduced by leases, recognition of internally generated software and restoration obligations;
Depreciation and amortization increased by non-recognition uner IFRS of nonscheduled; write-down charged under German GAAP and non-capitalization of interest of borrowings.

85	Financial result	In general

Mainly gains on the disposal of shares, interest cost on pension accruals, accruals on subsidies to the BPKK, as well as leases, currency translation adjustment effects and measurement of financial instruments.

86	Income before income taxes	In general	See notes EBITDA (107), Depreciation, amortization, write-downs, and impairment losses (112), and financial result (113).

87	Capex	In general	Mainly the change in the recognition of leases and restoration obligations.

Balance Sheet

88	Trade receivables and other receivables	In general

The IFRS adjustments consist mainly of different consolidation regulations for special purpose entities with which Deutsche Telekom carries out ABS transactions (in 2003 € +1.7 and in 2004 € +1.5 billion). See notes on Current financial liabilities (97), Liabilities arising from ABS transactions (123).

A further increase in trade receivables is the result of revenue recognition for long-term construction contracts using the percentage of completion method (in 2003 € + 0.3 and in 2004 € + 0.1 billion).

89	Other current financial assets	In general	The IFRS adjustments relate mainly to the fair value valuation of derivative financial instruments in accordance with IAS 39 (in 2003 € + 0.3 and in 2004 € + 0.2 billion).

90	Inventories	In general	The reduction in the carrying amount of inventories is mainly a result of the application of the percentage of completion method are part of long-term construction contracts (in 2003 € -0.2 billion).

91	Other current assets	In general

Under German GAAP, when funds are borrowed, the difference between the payment amount and the repayment amount (discount) is recognized as a deferred tax asset, whereas no discount is recognized under IFRS. The non-recognition of the discount leads to a reduction of other current and noncurrent assets (current: in both 2003 and in 2004 € -0.1 billion; noncurrent: in 2003 € -0.2 and in 2004 € -0.1 billion).

92	Intangible assets	In general

The adjustments for intangible assets are the result of differing valuation methods for goodwill (in 2003 € -3.5 and in 2004 € -3.1 billion), mobile communications licenses (in 2003 € +13.1 and in 2004 € +9.8 billion) and the recognition of internally generated software (in both 2003 and 2004 € +0.6 billion).

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93	Property, plant, and equipment	In general

A considerable proportion of the changes in carrying amounts for property, plant, and equipment (in 2003 € +1.7 and in 2004 € +1.6 billion) is attributable to leasing issues. The tax treatment of leases is generally used for the classification of leases in consolidated financial statements under German GAAP. Under IFRS, the classification of leased assets is defined in IAS 17. A considerably larger number of leases tend to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease. Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases.

The recognition of provisions for restoration obligations continues to contribute to the increase in the carrying amount of property, plant, and equipment (in both 2003 and in 2004 € +0.2 billion). In line with the recognition of the provision for restoration obligations, under IFRS, the amount of the probable future obligation must be recognized as part of the cost of the respective asset.

In addition, adjustments to the valuation of depreciation and the reversal of write-ups lead to an increase in the carrying amount of property, plant, and equipment (in 2003 € +0.4 and in 2004 € +0.5 billion).

Furthermore, the fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. The non-recognition of interest of borrowings reduces the carrying amount of property, plant, and equipment (in 2003 € -0.6 and in 2004 € -0.5 billion).

94	Other noncurrent financial assets	In general

In accordance with IAS 39, investments in not fully consolidated subsidiaries must be measured at their fair value. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. Differing valuation methods between IFRS and German GAAP lead to an increase in the carrying amount of other noncurrent financial assets under IFRS (in 2003 € +0.3 and in 2004 € +0.9 billion).

Furthermore, cash securities in conjunction with ABS transactions also increase this item (in both 2003 and in 2004 € +0.2 billion).

95	Deferred tax assets	In general

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill”, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS - in contrast to German GAAP - deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

96	Other noncurrent assets	In general

The change in the carrying amount of other noncurrent assets is mainly due to the difference in revenue recognition between German GAAP and IFRS as part of the recording of up-front fees and incremental costs. Deferred tax assets relating to expenses from the provision of services amounted to € 0.3 billion in both 2003 and 2004.

22

97	Current financial liabilities	In general

The positive adjustment effect in current financial liabilities relates mainly to the fair value valuation of derivative financial instruments in accordance with IAS 39 (in 2003 € +0.1 and in 2004 € +0.7 billion).

The increase in the carrying amount of financial liabilities is mainly due to the fact that many more leases are classified as finance leases under IFRS than under German GAAP (€ +1.9 billion in 2003 and € +2.0 billion in 2004). This leads to the recognition of lease liabilities amounting to the fair value of the future lease payments. Lease payments that are due within one year are shown under current financial liabilities (in both 2003 and in 2004 € +0.1 billion).

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases.

Furthermore, the consolidation of special purpose entities with which Deutsche Telekom carries out ABS transactions and which have to be fully consolidated under IFRS leads to an increase in current financial liabilities of € 0.1 billion in 2003 and € 0.3 billion in 2004. As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE), please refer to notes on Liabilities arising from ABS transactions (123).

The effective interest rate method for valuing financial liabilities has the effect of reducing this item.

When valuing financial liabilities incurred in foreign currencies “unrealized” currency gains that reduce the carrying amount also have to be recognized under IFRS, in contrast to German GAAP (in 2003 € -0.3 billion).

98	Current provisions	In general

In the other provisions, it is primarily the restructuring provisions that decrease the carrying amount of provisions because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS.

99	Noncurrent financial liabilities	In general

The increase of noncurrent financial liabilities is mainly due to lease liabilities (in 2003 € +1.8 billion and in 2004 € +1.9 billion) and liabilities arising from ABS transactions (in both 2003 and 2004 € +1.1 billion). Please refer to notes on Current financial liabilities (97).

100	Pension provisions and other employee benefits	In general

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS.

101	Other noncurrent provisions	In general

For adjustment effects of other noncurrent provisions, please refer to notes on Other current provisions (98).

The increase in provisions for restoration obligations in particular leads to additional effects in the area of noncurrent provisions. The discounting of noncurrent provisions under IFRS has a counteracting effect of reducing the carrying amount.

102	Deferred tax liabilities	In general

Deferred tax liabilities relate mainly to valuation differences between IFRS and German GAAP in connection with realized hidden reserves for U.S. mobile communications licenses; other recognition and valuation differences between IFRS and German GAAP also lead to deferred tax liabilities.

23

103	Other noncurrent liabilities	In general

The change in the carrying amount of other current and noncurrent liabilities is mainly due to the difference in revenue recognition between German GAAP and IFRS as part of the recording of up-front fees (current: in 2004 € +0.1 billion; noncurrent: in 2003 € +1.4 and in 2004 € +1.6 billion).

104	Capital reserves	In general	Under IFRS, share issue costs are offset against the premium. Under German GAAP they were expensed.

105	Retained earnings incl. carryforwards	In general

At the date of transition to IFRS (January 1, 2003), Deutsche Telekom exercised the option of offsetting foreign currency reserves against retained earnings. This have a positive effect on accumulated other net profit and a negative effect on retained earnings.

106	Accumulated other net profit	In general

At the date of transition to IFRS, Deutsche Telekom exercised the option of offsetting foreign currency reserves against retained earnings. This have a positive effect on accumulated other net profit and a negative effect on retained earnings.

107	Consolidated net profit/loss	In general	Consolidated net profit changed as a result of the effects of the transition to IFRS.

108	Minority interest	In general	Minority interest must be recognized under shareholders’ equity under IFRS. Differences in recognition and valuation between IFRS and German GAAP have an effect on the valuation of minority interest.

Equity reconciliation

109	Goodwill and mobile communications licenses	In general

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). The impairment test is not performed separately for individual assets, however, but at the level of the cash-generating unit T-Mobile USA. Since goodwill is also allocated to the cash-generating unit T-Mobile USA under IFRS, this goodwill must be initially written down under IAS 36 in case of an impairment. For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 and the write-up recognized in 2004 were reversed.

The impairments tests carried out for the cash-generating units once annually and, if a triggering event exists, during the year, led to the following impairment of goodwill:

The impairment test performed in accordance with IFRS resulted in an impairment of the T-Mobile USA cash-generating unit as of January 1, 2003 and December 31, 2003 which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were partially written down. The impairment test of the cash-generating unit T-Mobile UK, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 and December 31, 2004. The impairment loss of T-Mobile UK’s UMTS license recognized in the individual measurement under German GAAP was reversed under IFRS as of January 1, 2003. The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of the T-Mobile division, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction in the goodwill carrying amount.
The impairment test of the cash-generating unit MATAV, which is part of the T-Com division, resulted in impairment under IFRS as of January 1, 2003 and December 31, 2003; the impairment test of the Slovak Telecom cash-generating unit, which is part of the T-Com division, resulted in impairment under IFRS as of December 31, 2004. These impairments were recognized through a goodwill write-down.

In connection with UMTS licenses, adjustments have to be made on account of the fact that under German GAAP amortization begins at the date of acquisition, while under IFRS the date on which the network starts operating is relevant for the start of amortization. The reversal of the amortizations already charged under German GAAP increases shareholders’ equity under IFRS on all of the dates presented.

110	Software	In general

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, the net profit under IFRS remains largely unaffected.

24

111	Interest on borrowings	In general

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases the net profit.

112	Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	In general

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IAS 39. As a rule, the resulting unrealized gains and losses are recognized directly in equity. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented.

113	Leasing	In general

The tax treatment of leases is generally used for the classification of leases in consolidated financial statements under German GAAP. Under IFRS, the classification of leased assets is defined in IAS 17. A considerably larger number of leases tend to be classified as finance leases under IFRS. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions were usually treated as a sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the net profit under IFRS in all of the periods presented.

114	Provisions	In general

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening consolidated balance sheet under IFRS and increases it at the two other reporting dates presented. The net profit increases in the two periods presented.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS.

115	Deferred revenue	In general

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. This reduces shareholders’ equity in all of the periods presented. The net profit remains largely unaffected.

116	Other IFRS adjustments	In general

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securities (ABS) transactions, long-term construction contracts (percentage-of-completion method), derivatives and measurement of property, plant, and equipment. All in all this increased shareholders’ equity in all of the periods presented. The net profit remains largely unaffected.

25

117	Deferred taxes	In general

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill”, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization. The recognition of deferred taxes on goodwill increases shareholders’ equity under IFRS in all of the periods presented; the net profit decreases in all of the periods presented.

Furthermore, under IFRS - in contrast to German GAAP - deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized. The recognition of these deferred tax assets increases shareholders’ equity and reduces the net profit under IFRS in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in net profit under IFRS.

Statement of cash flows

118	Internally generated software	In general	Under German GAAP, expenses for internally generated software are recognized as operational expenses. As such, the expenditures are shown under cash flows from operating activities.

Under IFRS, these expenses are recognized as internally generated intangible assets. These expenditures therefore lead to an increase in assets and are shown under cash flows from investing activities.

119	ABS	In general

Under IFRS, an increase of both financial liabilities and trade receivables (please refer to notes on Trade receivables and other receivables (88)). Changes under this item are shown accordingly under cash flow from financing activities/working capital and therefore cash flow from operating activities. The effects of retained discounts and fractions are no longer shown under cash flows from operating activities, but under financial liabilities/financial receivables and shown under cash flows from investing/financing activities.

120	Leasing	In general

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee, combined with a corresponding entry under lease liabilities. The lease figures represent interest and repayment figures for the lessee. These repayment figures are shown under cash flows from financing activities. In the case of an operating lease under German GAAP, these (operational) lease payments were assigned to cash flows from operating activities.

In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under cash flows from investing activities.

121	Interest on borrowings	In general

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom’s net financial liabilities increase.

26

Net financial liabilities

122	Lease liabilities	In general

In the case of a finance lease, the assets are measured at the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized. As a result, Deutsche Telekom’s net financial liabilities increase.

123	Liabilities arising from ABS transactions	In general

As part of asset-backed securities (ABS) transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE itself than raises money on the capital market secured with the purchased receivables. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

124	Other IFRS differences	In general	The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

27

NEW Backup FY 2004.
DT under IFRS and in new structure.

Investor Relations, Bonn office

Phone	+49 228 181 - 8 88 80
Fax	+49 228 181 - 8 88 99
E-Mail	investor.relations@telekom.de

Investor Relations, New York office

Phone	+1 212 424 2926
Phone	+ 1 877 DT SHARE (toll-free)
Fax	+1 212 424 2986
E-Mail	investor.relations@usa.telekom.de

Check out our IR-website under www.telekom.de/investor-relations for

•  this backup in .pdf- and excel-format

•  the IR calendar 2005

•  detailed information for debt investors

•  shareholder structure

•  Corporate Governance

Content.

At a Glance

Group
Adjusted P&L
Unadjusted P&L
Special Influences in the P&L
Special Influences
Balance Sheet
Maturity Profile
Debt to net debt reconciliation
Liquidity reserves
Cash capex
Free cash flow
Personnel
Currency exchange rates

Broadband/Fixed Net
Financials

T-Mobile
Financials
Overview consumer data
Key operating and financial data per country

T-Systems
Financials
Enterprise and Business services

GHS
Financials

Glossary for Non-GAAP figures

At a Glance I.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total Revenue
Broadband/Fixedline	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
T-Online	1,851	489	499	486	538	2,012	8.7%
T-Mobile	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
T-Systems	12,937	3,075	3,272	3,169	3,441	12,957	0.2%
GHS	3,271	866	882	887	891	3,526	7.8%
Reconciliation	-13,198	-3,264	-3,235	-3,226	-2,935	-12,660	4.1%

Net Revenue
Broadband/Fixedline	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
T-Mobile	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
T-Systems	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%
GHS	235	64	67	56	73	260	10.6%
Group	55,503	13,890	14,377	14,353	14,740	57,360	3.3%

EBITDA excluding special influences
Broadband/Fixedline	10,408	2,592	2,577	2,495	2,509	10,173	-2.3%
T-Com	10,120	2,490	2,440	2,359	2,434	9,723	-3.9%
T-Online	315	118	129	136	81	464	47.3%
T-Mobile	7,202	1,826	2,127	2,374	2,068	8,395	16.6%
T-Systems	1,482	393	426	453	365	1,638	10.5%
GHS	-503	-87	-165	-22	-274	-548	-8.9%
Reconciliation	-17	-49	-42	-7	58	-41	-141.2%
Group	18,572	4,675	4,923	5,293	4,726	19,617	5.6%

Unaudited and preliminary Figures

3

At a Glance II.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
EBITDA Margin excluding special influences
Broadband/Fixedline	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%	2.4%
T-Com	37.2%	37.7%	37.7%	37.7%	38.8%	38.0%	2.1%
T-Online	17.0%	24.1%	25.9%	28.0%	15.1%	23.1%	35.5%
T-Mobile	29.8%	29.1%	32.0%	34.3%	30.9%	31.6%	6.3%
T-Systems	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%	10.4%
GHS	-15.4%	-10.0%	-18.7%	-2.5%	-30.8%	-15.5%	-1.1%
Group	33.5%	33.7%	34.2%	36.9%	32.1%	34.2%	2.2%

Cash Capex
T-Mobile	3,313	826	766	696	790	3,078	-7.1%
GHS	461	56	165	133	164	518	12.4%
Group	6,362	1,353	1,575	1,480	2,002	6,410	0.8%

Net Income
excl. special influences	1,937	632	577	-1,359	1,714	1,564	-19.3%
incl. Special influences	2,273	691	1,222	1,152	592	3,657	60.9%
Free-Cash-Flow
before dividend	8,691	2,951	1,325	2,440	3,595	10,311	18.6%
Net Debt (billion)	50,725	48,883	47,317	44,667	39,592	39,592	-21.9%

Unaudited and preliminary Figures

4

DT-Group.

Content

Adjusted P&L
Unadjusted P&L
Special Influences in the P&L
Special Influences
EBITDA reconciliation
Balance Sheet
Maturity Profile
Debt to net debt reconciliation
Liquidity reserves
Cash capex
Free cash flow
Personnel
Currency exchange rates

Group P&L excluding special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net revenue	55,503	13,890	14,377	14,353	14,740	57,360	3.3%
Cost of Sales	-29,347	-7,219	-7,618	-7,514	-7,872	-30,223	3.0%
Gross profit/loss from sales	26,156	6,671	6,759	6,839	6,868	27,137	3.8%
Selling Costs	-12,742	-3,207	-3,072	-3,031	-3,503	-12,813	0.6%
General administrative costs	-4,515	-1,034	-1,148	-1,002	-1,184	-4,368	-3.3%
Other operating income	1,851	361	398	396	479	1,634	-11.7%
Other operating expenses	-1,508	-306	-375	-331	-380	-1,392	-7.7%
Operating results = EBIT	9,242	2,485	2,562	2,871	2,280	10,198	10.3%
EBIT margin	16.7%	17.9%	17.8%	20.0%	15.5%	17.8%	1.1	%p
Financial income/expense, net	-4,878	-1,224	-788	-1,024	-937	-3,973	-18.6%
of which: net interest expense	-3,880	-937	-919	-860	-780	-3,496	-9.9%
Income before taxes = EBT	4,364	1,261	1,774	1,847	1,343	6,225	42.6%
Income taxes	-1,634	-440	-430	-560	-657	-2,087	27.7%
Income/loss after taxes	2,730	821	1,344	1,287	686	4,138	51.6%
Income/losses applicable to minority shareholders	-457	-130	-122	-135	-94	-481	5.3%
Net income/loss	2,273	691	1,222	1,152	592	3,657	60.9%
Depreciation and amortization	-9,330	-2,190	-2,361	-2,422	-2,446	-9,419	1.0%
EBITDA	18,572	4,675	4,923	5,293	4,726	19,617	5.6%
EBITDA margin	33.5%	33.7%	34.2%	36.9%	32.1%	34.2%	0.7	%p

Unaudited and preliminary Figures

6

Group P&L including special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net revenue	55,503	13,890	14,377	14,353	14,740	57,360	3.3%
Cost of Sales	-29,369	-7,219	-8,971	-7,515	-7,854	-31,559	7.5%
Gross profit/loss from sales	26,134	6,671	5,406	6,838	6,886	25,801	-1.3%
Selling Costs	-12,747	-3,207	-3,072	-3,032	-3,526	-12,837	0.7%
General administrative costs	-4,596	-1,034	-1,148	-1,016	-1,307	-4,505	-2.0%
Other operating income	2,359	361	473	405	479	1,718	-27.2%
Other operating expenses	-2,765	-375	-375	-2,852	-314	-3,916	41.6%
Operating results = EBIT	8,385	2,416	1,284	343	2,218	6,261	-25.3%
EBIT margin	15.1%	17.4%	8.9%	2.4%	15.0%	10.9%	-4.2	%p
Financial income/expense, net	-4,247	-1,224	-696	-1,024	201	-2,743	-35.4%
of which: net interest expense	-3,880	-937	-919	-860	-780	-3,496	-9.9%
Income before taxes = EBT	4,138	1,192	588	-681	2,419	3,518	-15.0%
Income taxes	-1,744	-430	111	-543	-666	-1,528	-12.4%
Income/loss after taxes	2,394	762	699	-1,224	1,753	1,990	-16.9%
Income/losses applicable to minority shareholders	-457	-130	-122	-135	-39	-426	-6.8%
Net income/loss	1,937	632	577	-1,359	1,714	1,564	-19.3%
Depreciation and amortization	-10,304	-2,190	-3,714	-4,850	-2,374	-13,128	27.4%
EBITDA	18,689	4,606	4,998	5,193	4,592	19,389	3.7%
EBITDA margin	33.7%	33.2%	34.8%	36.2%	31.2%	33.8%	0.1	%p

Unaudited and preliminary Figures

7

Special influences in Group P&L.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Net revenue	0	0	0	0	0	0
Cost of Sales	-22	0	-1,353	-1	18	-1,336
Gross profit/loss from sales	-22	0	-1,353	-1	18	-1,336
Selling Costs	-5	0	0	-1	-23	-24
General administrative costs	-81	0	0	-14	-123	-137
Other operating income	508	0	75	9	0	84
Other operating expenses	-1,257	-69	0	-2,521	66	-2,524
Operating results = EBIT	-857	-69	-1,278	-2,528	-62	-3,937
Financial income/expense, net	631	0	92	0	1,138	1,230
of which: net interest expense	0	0	0	0	0	0
Income before taxes = EBT	-226	-69	-1,186	-2,528	1,076	-2,707
Income taxes	-110	10	541	17	-9	559
Income/loss after taxes	-336	-59	-645	-2,511	1,067	-2,148
Income/losses applicable to minority shareholders	0	0	0	0	55	55
Net income/loss	-336	-59	-645	-2,511	1,122	-2,093
Depreciation and amortization	-974	0	-1,353	-2,428	72	-3,709
EBITDA	117	-69	75	-100	-134	-228

Unaudited and preliminary Figures

8

Special influences I.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on Operating expenses	-1,365	-69	-1,353	-2,537	-62	-4,021
- of which unscheduled write-downs on FCC-licences and on goodwill of T-Mobile USA	-789		-1,353		92	-1,261
- of which unscheduled write-down on goodwill of T-Mobile UK				-2,225		-2,225
- of which restructuring charges and goodwill write-downs BB/FN CEE (MATÁV/ST/HT)	-251			-219	-146	-365
- of which losses from the disposal of Multilink and T-Systems CS AG	-58
- of which due to accruals for sale of cable	-159				-37	-37
- of which additional accruals for redundancy payments, personnel reduction and others	-108	-69		-93	29	-133
Effect on Other operating income	508	0	75	9	0	84
- of which sale of cable, Vergin Mobile, Telecash, Siris and cc-chemplorer	508	0	75	9	0	84
Effect on Operating Results = EBIT	-857	-69	-1,278	-2,528	-62	-3,937
Effect on EBITDA	117	-69	75	-100	-134	-228

Unaudited and preliminary Figures

9

Special influences II.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on Financial income	631	0	92	0	1138	1230
- of which sale of EUTELSAT, UMC, MTS, Celcom, SES, Inmarsat, Globe Telecom, cable	812		92		1138	1230
- of which write-up comdirect bank AG	40
- of which increased accruals for the health service of civil servants	-221
Effect on Income before taxes	-226	-69	-1,186	-2,528	1,076	-2,707
Effect on Tax	-110	10	541	17	-9	559
- of which from change in legal structure T-Mobile	466
- of which Sale of cable and MTS, accruals, valuation adjustment and others	-438	10		17	28	55

- of which effect of impairment on FCC-licences			541		-37	504
- of which effect of increased accruals for the health service of civil servants	-138
Effect on income/losses applicable to m inority shareholders: Redundancy payments T-Com CEE					55	55
Effect on Net incom e/(loss)	-336	-59	-645	-2,511	1,122	-2,093

Unaudited and preliminary Figures

10

EBITDA reconciliation in DT Group.

€ million	Q4/04	FY/03	FY/04
Net revenue	14,740	55,503	57,360
Operating Results = EBIT	2,218	8,385	6,261
- Depreciation and amortization	-2,374	-10,304	-13,128
= EBITDA	4,592	18,689	19,389
EBITDA margin [EBITDA/Net revenue]	31.2%	33.7%	33.8%
- Special influences affecting EBITDA	-134	117	-228
= Adj. EBITDA	4,726	18,572	19,617
Adj. EBITDA margin [Adj. EBITDA/Net revenue]	32.1%	33.5%	34.2%

Unaudited and preliminary Figures

11

Consolidated balance sheet.

Assets.

						Delta	Delta
€ billion(1)	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Q4 vs. Q3	y.o.y.
Current assets	21.5	21.7	19.7	18.3	19.0	3.7%	-11.7%
Cash and cash equivalents	9.1	9.2	6.6	5.9	8.0	35.6%	-11.7%
Trade and other receivables	7.6	7.1	7.6	7.2	6.7	-6.2%	-11.4%
Current recoverable income taxes	1.0	0.5	0.4	0.3	0.3	0.0%	-68.3%
Other current financial assests	2.1	2.3	2.6	2.4	1.8	-25.2%	-16.0%
Inventories	1.0	1.1	1.2	1.4	1.2	-17.3%	15.4%
Other current assets	0.7	1.5	1.3	1.1	1.0	-14.0%	39.6%
Noncurrent assets	118.1	118.7	116.4	112.3	110.1	-2.0%	-6.8%
Intangible assets	55.4	56.9	55.5	52.3	50.7	-2.9%	-8.4%
Property, plant, and equipment	49.3	48.5	47.9	46.8	46.3	-1.1%	-6.0%
Equity-accounted financial assets	2.4	2.6	2.8	3.1	2.7	-13.7%	11.1%
Other noncurrent financial assets	1.4	1.3	1.0	0.9	1.7	82.0%	19.9%
Deferred tax assets	9.3	9.0	9.0	8.9	8.3	-6.6%	-10.8%
Other noncurrent assets	0.3	0.4	0.3	0.3	0.4	23.9%	26.0%
Total assets	139.6	140.3	136.1	130.6	129.1	-1.2%	-7.6%

(1) Calculated on the basis of exact figures.

Unaudited and preliminary Figures

12

Consolidated balance sheet.

Shareholders’ equity and liabilities.

						Delta	Delta
€ billion(1)	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Q4 vs. Q3	y.o.y.
Liabilities
Current liabilities	30.4	29.4	29.3	28.5	26.2	-8.2%	-13.9%
Current financial liabilities	18.9	18.5	18.6	17.8	14.1	-20.6%	-25.3%
Trade and other payables	6.4	5.4	5.3	5.0	6.1	23.1%	-4.4%
Income tax liabilities	0.2	0.4	0.5	0.6	0.7	24.8%	257.5%
Current provisions	3.4	3.4	3.2	3.5	3.7	4.3%	8.8%
Other current liabilities	1.5	1.6	1.7	1.7	1.5	-8.5%	0.8%
Noncurrent liabilities	65.4	65.3	60.5	57.4	57.0	-0.7%	-12.8%
Noncurrent financial liabilities	46.3	45.8	41.4	38.2	38.1	-0.1%	-17.6%
Provisions for pensions/employee benefits	4.2	4.2	4.3	4.3	4.2	-2.6%	0.2%
Other noncurrent provisions	2.6	2.7	2.9	2.9	3.1	7.4%	18.3%
Deferred tax liabilities	10.6	10.7	10.3	10.4	9.7	-6.8%	-8.4%
Other noncurrent liabilities	1.7	1.8	1.7	1.6	1.9	16.0%	11.5%
Shareholders’ equity	43.8	45.7	46.3	44.7	45.9	2.7%	4.7%
Issued capital	10.7	10.7	10.7	10.7	10.7	0.0%	0.4%
Capital reserves	49.5	49.5	49.5	49.5	49.5	0.0%	0.0%
Retained earnings incl. carryforwards	-19.6	-17.7	-17.7	-17.7	-17.7	-0.1%	-9.8%
Other comprehensive income	-2.9	-1.9	-1.9	-2.2	-2.7	19.5%	-8.0%
Consolidated net profit	1.9	0.6	1.2	-0.2	1.6	n.a.	-17.7%
Subtotal	39.6	41.3	41.8	40.2	41.5	3.2%	4.7%
Minority interest	4.2	4.4	4.4	4.5	4.4	-2.3%	4.6%
Total liabilities and shareholder’s equity	139.6	140.3	136.1	130.6	129.1	-1.2%	-7.6%

(1) Calculated on the basis of exact figures.

Unaudited and preliminary Figures

13

Maturity profile.

Bonds and Medium Term Notes (MTN)

maturities as of December 2004 (€ billion)

For detailed information on Bonds, Medium Term Notes and the Convertible Bond such as

• Principlal Amount

• Currency

• Coupon

• Maturiy Date

• ISIN Code

• Documentation

check out our IR-website under „Debt market”.

Unaudited and preliminary Figures

14

Debt to net debt reconciliation.

						Delta	Delta
€ million	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Q4 vs. Q3	y.o.y.
Bonds	51,164	49,997	46,559	43,347	39,458	-3,889	-11,706
Liabilities to banks	3,789	3,262	3,182	3,153	3,074	-79	-715
Liabilities to non-banks from promissory notes	756	769	755	718	651	-67	-105
Other financial liabilities	4,983	4,977	4,618	4,546	5,225	679	242
Gross debt under IFRS	60,692	59,005	55,114	51,764	48,408
Cash and cash equivalents	9,131	9,198	6,614	5,928	8,038	2,110	-1,093
Available-for-sale/Held-for-trading financial assets	137	151	676	636	120	-516	-17
Other financial assets	699	773	507	533	658
Net debt under IFRS	50,725	48,883	47,317	44,667	39,592	-5,075	-11,133

Unaudited and preliminary Figures

15

Cash Capex.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
T-Mobile	3,313	826	766	696	790	3,078	-7.1%
GHS	461	56	165	133	164	518	12.4%
Group	6,362	1,353	1,575	1,480	2,002	6,410	0.8%

Unaudited and preliminary Figures

16

Free cash flow.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net cash provided by operating activities	15,053	4,304	2,900	3,920	5,597	16,721	11.1%
Cash out flows from investments in - intangible assets	-1,141	-123	-232	-218	-471	-1,044	-8.5%
- property, plant, equipment	-5,221	-1,230	-1,343	-1,262	-1,531	-5,366	2.8%
Free cash flow [before dividend]	8,691	2,951	1,325	2,440	3,595	10,311	18.6%

Unaudited and preliminary Figures

17

Personnel(1).

						Delta y.o.y.
End of period	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	abs.	%
BBFN	118,640	114,345	114,991	116,379	114,083	-4,557	-3.8%
T-Com	116,025	111,399	112,049	113,376	111,079	-4,946	-4.3%
T-Online	2,615	2,946	2,942	3,003	3,004	389	14.9%
T-Mobile	46,600	46,722	47,652	48,164	47,797	1,197	2.6%
T-Systems	52,585	52,225	52,970	51,400	51,173	-1,412	-2.7%
GHS	30,694	34,862	32,219	31,948	31,592	898	2.9%
- of which Vivento(2)	15,500	19,500	19,200	18,600	18,300	2,800	18.1%
DT Group	248,519	248,153	247,830	247,891	244,645	-3,874	-1.6%
- of which civil servants	49,793	49,664	47,964	47,771	47,163	-2,630	-5.3%

							Delta y.o.y.
Average	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	abs.	%
BBFN	128,065	114,748	114,861	116,549	115,010	115,292	-12,773	-10.0%
T-Com	125,428	111,830	111,916	113,568	112,003	112,329	-13,099	-10.4%
T-Online	2,637	2,918	2,945	2,981	3,007	2,963	326	12.3%
T-Mobile	44,899	46,337	47,407	48,111	47,815	47,418	2,519	5.6%
T-Systems	54,390	52,357	52,729	51,593	51,232	51,978	-2,412	-4.4%
GHS	23,909	34,919	32,787	32,108	31,673	32,872	8,963	37.5%
- of which Vivento(2)	8,300	19,600	19,000	18,900	18,400	19,000	10,700	128.9%
DT Group	251,263	248,361	247,785	248,360	245,730	247,559	-3,704	-1.5%
- of which civil servants	49,998	49,886	48,928	47,843	47,489	48,536	-1,461	-2.9%

(1) Full-time employees: number of employees without trainees and students.

(2) Figures rounded; excluding permanent staff.

Unaudited and preliminary Figures

18

Exchange rates.

End of period.

	€31/12/03	31/03/04	30/06/04	30/09/04	31/12/04
1 US-Dollar (USD)	0.85573	0.79340	0.81793	0.82251	0.81077
1 British Pound (GBP)	1.43145	1.41663	1.50039	1.49010	1.45817
100 Czechs Koruna (CZK)	3.14179	3.08873	3.04442	3.14684	3.15847
100 Croatian Kuna (HRK)	13.25580	13.11000	13.37980	13.61490	13.19060
1000 Hungarian Forint (HUF)	3.92126	3.79407	4.01801	3.97789	4.04106
100 Slovak Krona (SKK)	2.42925	2.43000	2.49252	2.50784	2.49657

Average.

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
1 US-Dollar (USD)	0.84148	0.88492	0.79953	0.83033	0.81840	0.81580
1 British Pound (GBP)	1.43370	1.44585	1.46948	1.49879	1.48754	1.48508
100 Czechs Koruna (CZK)	3.11907	3.14101	3.04350	3.12105	3.16509	3.11073
100 Croatian Kuna (HRK)	13.10630	13.21220	13.14380	13.44700	13.52170	13.37200
1000 Hungarian Forint (HUF)	3.84949	3.94347	3.84654	3.97090	4.02139	3.94650
100 Slovak Krona (SKK)	2.42820	2.41004	2.46536	2.49514	2.49849	2.48648

Unaudited and preliminary Figures

19

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Notes.

Unaudited and preliminary Figures

20

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Notes.

Unaudited and preliminary Figures

21

Broadband/Fixed Net.

Content

Key figures adjusted for special influences
EBITDA reconciliation
Key figures unadjusted
Special influences

For further information on products, tariffs and divisional management see

www.t-com.de          www.t-online.net

Unaudited and preliminary Figures

22

Broadband/Fixed Net adjusted for special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
- of which T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
- of which T-Online	1,851	489	499	486	538	2,012	8.7%
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
Adjusted EBITDA	10,408	2,592	2,577	2,495	2,509	10,173	-2.3%
- of which T-Com	10,120	2,490	2,440	2,359	2,434	9,723	-3.9%
- of which T-Online	315	118	129	136	81	464	47.3%
Adjusted EBITDA margin	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%	0.9	%p
Depreciation and amortization	-4,747	-1,082	-1,122	-1,181	-1,023	-4,408	-7.1%
Financial income/ expense, net(1)	-15	261	20	49	149	479
Income before taxes = EBT	5,609	1,771	1,475	1,513	1,655	6,414	14.4%

(1) The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

23

EBITDA reconciliation in Broadband/Fixed Net.

€ million		Q4/04	FY/03	FY/04
Total revenue		6,651	28,295	27,010
Results from ordinary business activities		1,466	5,606	6,024
-	Financial income/ expense, net(1)	149	-15	479
-	Depreciation and amortization	-1,023	-4,747	-4,408
=	EBITDA	2,340	10,368	9,953
	EBITDA margin	35.2%	36.6%	36.8%
-	Special Factors affecting EBITDA	-169	-40	-220
=	Adj. EBITDA	2,509	10,408	10,173
	Adj. EBITDA margin	37.7%	36.8%	37.7%

(1) The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

24

Broadband/Fixed Net unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
- of which T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
- of which T-Online	1,851	489	499	486	538	2,012	8.7%
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
EBITDA	10,368	2,559	2,577	2,477	2,340	9,953	-4.0%
- of which T-Com	10,080	2,457	2,440	2,342	2,265	9,504	-5.7%
- of which T-Online	339	118	129	135	81	463	36.6%
EBITDA margin	36.6%	36.9%	37.8%	37.5%	35.2%	36.8%	0.2	%p
Depreciation and amortization	-4,674	-1,082	-1,122	-1,031	-1,003	-4,238	-9.3%
Financial income/ expense, net1	-125	261	20	49	149	479	n.m.
Income before taxes = EBT	5,606	1,738	1,475	1,345	1,466	6,024	7.5%

(1) The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

25

Special influences affecting Broadband/Fixed Net.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	-40	-33	0	-18	-169	-220
- of which book gain sale of cable	383
- of which charges on sale of cable	-159				-37	-37
- Accruals for personnel reductions	-77
- Additional minimum liability
- Transfer payments to Vivento	-121			-2		-2
- Accruals for redundancy payments		-33				-33
- Restructuring of MATÁV, HT, ST	-66			-16	-132	-148
Effect on Incom e before taxes = EBT	-3	-33	0	-168	-189	-390
- of which book gain sale of cable Baden-Wuerttem.	70
- of which write-up of comdirect bank AG	40
- of which Goodwill Impairment MATÁV	-73
- of which Goodwill Impairment ST				-150		-150
- of which write-down of HT brand name					-14	-14
- of which write-down of daybyday					-6	-6

Unaudited and preliminary Figures

26

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Notes.

Unaudited and preliminary Figures

27

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Notes.

Unaudited and preliminary Figures

28

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Notes.

Unaudited and preliminary Figures

29

T-Mobile.

Content

Key figures adjusted for special influences
EBITDA reconciliation
Key figures unadjusted
Special influences
Overview customer data
Germany: Operating and financial details
UK: Operating and financial details
Austria: Operating and financial details
Czech Republic: Operating and financial details
Netherlands: Operating and financial details
Hungary: Operating and financial details
Croatia: Operating and financial details
Slovakia “Eurotel”: Operating and financial details
Macedonia “Mobimak”: Operating and financial details
USA: Operating and financial details

For further information on products, tariffs and divisional management see

www.t-mobile-international.de

T-Mobile segment adjusted for special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
Net revenue	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
ARPU revenue	20,675	5,356	5,792	5,996	5,784	22,928	10.9%
EBITDA	7,202	1,826	2,127	2,374	2,068	8,395	16.6%
EBITDA margin (total revenues)	29.8%	29.1%	32.0%	34.3%	30.9%	31.6%	1.9	%p
EBITDA margin (ARPU revenues)	34.8%	34.1%	36.7%	39.6%	35.8%	36.6%	1.8	%p
Depreciation and amortization	-2,867	-685	-813	-937	-979	-3,414	-19.1%
Financial income/ expense, net	-830	-274	-94	-224	-295	-887	-6.9%
Income before taxes = EBT	3,505	867	1,220	1,213	794	4,094	16.8%
Cash Capex	3,313	826	766	696	790	3,078	-7.1%
Cash Contribution(1)	3,889	1,000	1,361	1,678	1,278	5,317	36.7%

(1) Defined as adj. EBITDA - Cash Capex

Unaudited and preliminary Figures

30

EBITDA reconciliation in T-Mobile segment.

€ million		Q4/04	FY/03	FY/04
Total revenue		6,692	24,198	26,527
Incom e before taxes = EBT		1,842	2,969	1,581
-	Financial income/expense, net	663	-465	71
-	Depreciation and amortization	-887	-3,768	-6,953
=	EBITDA	2,066	7,202	8,463
	EBITDA margin	30.9%	29.8%	31.9%
-	Special influences affecting EBITDA	-2	0	68
=	Adj. EBITDA	2,068	7,202	8,395
	Adj. EBITDA margin	30.9%	29.8%	31.6%

Unaudited and preliminary Figures

31

T-Mobile segment unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
Net revenue	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
EBITDA	7,202	1,826	2,202	2,369	2,066	8,463	17.5%
EBITDA margin	29.8%	29.1%	33.1%	34.3%	30.9%	31.9%	2.1	%p
Depreciation and amortization	-3,768	-685	-2,166	-3,215	-887	-6,953	-84.5%
Financial income/ expense, net	-465	-274	-94	-224	663	71	n.a.
Income before taxes = EBT	2,969	867	-58	-1,070	1,842	1,581	-46.7%

Unaudited and preliminary Figures

32

Special influences affecting T-Mobile segment.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effects on EBITDA	0	0	75	-5	-2	68
- of which subsequent proceeds from sale of Virgin Mobile			75			75
- of which PSA Vivento				-5	-2	-7
Effects on Income before taxes = EBT	-536	0	-1,278	-2,283	1,048	-2,513
- of which gain on sale of MTS	365				958	958
- of which Goodwill Impairment TMUS	-789					0
- of which Goodwill Impairment TMH	-101					0
- of which Goodwill Impairment MOBIMAK	-11					0
- of which Impairment of FCC licenses			-1,353		92	-1,261
- of which Goodwill Impairment TMUK				-2,225		-2,225
- of which Goodwill Impairment EuroTel				-53		-53

Unaudited and preliminary Figures

33

T-Mobile segment.

Customer data.

‘000 (end of period)	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Western Europe	43,987	45,145	46,197	46,822	47,500	47,500	8.0%
- of which: Germany	26,333	26,681	27,059	27,358	27,471	27,471	4.3%
- of which: United Kingdom(1)	13,636	14,343	14,899	15,207	15,726	15,726	15.3%
- of which: Netherlands	1,987	2,109	2,224	2,253	2,261	2,261	13.8%
- of which: Austria	2,031	2,012	2,015	2,004	2,042	2,042	0.5%
CE Europe	9,577	9,748	9,991	10,240	10,678	10,678	11.5%
- of which: Czech Republic	3,947	3,991	4,075	4,130	4,360	4,360	10.5%
- of which: Hungary	3,766	3,838	3,913	3,989	4,032	4,032	7.1%
- of which: Slovakia(2)	1,613	1,685	1,740	1,807	1,915	1,915	18.7%
- of which: Croatia	1,340	1,354	1,380	1,428	1,534	1,534	14.5%
- of which: Macedonia	524	565	623	693	752	752	43.5%
USA	13,128	14,303	15,394	16,295	17,314	17,314	31.9%
Total(1)	66,692	69,197	71,582	73,358	75,492	75,492	13.2%
- of which Contract Customers	31,023	32,534	33,985	35,326	36,556	36,556	17.8%
% of total(1)	46.5%	47.0%	47.5%	48.2%	48.4%	48.4%	4.1%
PTC Poland(3)	6,211	6,857	7,518	8,051	8,629	8,629	38.9%

(1) Including Virgin Mobile

(2) To be fully consolidated and accounted for as of Q1/05

(3) Not fully consolidated

Unaudited and preliminary Figures

35

T-Mobile Germany (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	26,333	26,681	27,059	27,358	27,471	27,471	4.3%
- Contract	12,569	12,763	13,005	13,333	13,492	13,492	7.3%
- Prepay	13,764	13,918	14,054	14,025	13,979	13,979	1.6%
Net adds	1,752	348	378	299	113	1,138	-35.0%
- Contract	1,054	194	242	328	159	923	-12.4%
- Prepay	697	154	136	-29	-46	215	-69.2%
Average monthly churn	1.4%	1.4%	1.4%	1.5%	1.6%	1.5%	0.1	%p
- Contract	1.4%	1.2%	1.0%	1.1%	1.3%	1.1%	-0.3	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	8,479	2,120	2,179	2,261	2,185	8,745	3.1%
ARPU Revenue (million)	7,498	1,838	1,901	1,987	1,930	7,656	2.1%
Adj. EBITDA (million)	3,675	803	880	958 (1)	999 (1)	3,640	-1.0%
EBITDA margin (total rev.)	43.3%	37.9%	40.4%	42.4%	45.7%	41.6%	-1.7	%p
EBITDA margin (ARPU rev.)	49.0%	43.7%	46.3%	48.2%	51.8%	47.5%	-1.5	%p
SAC	93	94	100	112	100	101	8.6%
- Contract	156	162	174	171	178	172	10.3%
- Prepay	27	34	41	41	19	34	25.9%
ARPU	25	23	24	24	24	24	-4.0%
- Contract	41	38	39	40	39	39	-4.9%
- Prepay	10	9	10	10	9	9	-10.0%
Non-Voice % of ARPU	17%	18%	17%	17%	17%	17%	0	%p
Cash Capex (million)	548	111	166	98	106	481	-12.2%
Adj. Cash Contribution (million)(1),(2)	3,127	692	714	860	893	3,159	1.0%

(1) special factor affecting EBITDA: Vivento transfer payment (EUR 5 million in Q3/04 and EUR 2 million in Q4/04)

(2) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

36

T-Mobile UK (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers(1) (end of period)	13,636	14,343	14,899	15,207	15,726	15,726	15.3%
- Contract	2,684	2,743	2,858	2,940	2,997	2,997	11.7%
- Prepay(1)	10,952	11,600	12,041	12,267	12,728	12,728	16.2%
Net adds(1)	1,190	707	556	308	519	2,090	75.6%
- Contract	436	59	114	83	57	313	-28.2%
- Prepay(1)	754	648	441	225	462	1,776	135.5%
Average monthly churn	2.9%	1.2%	1.9%	2.5%	3.0%	2.2%	-0.7	%p
- Contract	2.3%	2.7%	2.5%	2.7%	2.9%	2.7%	0.4	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	4,312	1,133	1,108	1,106	997 (3)	4,344	0.7%
ARPU Revenue (million)	3,476	942	967	947	853	3,709	6.7%
Adj. EBITDA (million)(2)	1,073	384	369 (2)	390	237	1,380	28.6%
Adj. EBITDA margin (total rev.)	24.9%	33.9%	33.3%	35.3%	23.8%	31.8%	6.9	%p
Adj. EBITDA margin (ARPU rev.)	30.9%	40.8%	38.2%	41.2%	27.8%	37.2%	6.3	%p
SAC	133	143	136	107	104	122	-8.3%
- Contract	330	325	289	214	254	269	-18.5%
- Prepay	32	43	39	35	36	38	18.8%
ARPU	30	31	31	30	27	29	-3.3%
- Contract	64	66	68	66	58	64	0.0%
- Prepay	19	18	17	16	15	17	-10.5%
Non-Voice % of ARPU	16%	17%	17%	17%	18%	17%	1	%p
Cash Capex (million)	385	43	74	64	62	243	-36.9%
Adj. Cash Contribution (million)(2),(4)	688	341	295	326	175	1,137	65.3%

(1) Including Virgin Mobile

(2) Special factor affecting EBITDA: Subsequent proceeds from sale of Virgin Mobile EUR 75 million.

(3) Cut in Mobile Termination Rates in September 2004.

(4) Defined as adj. EBITDA minus Cash Capex.

Unaudited and preliminary Figures

37

T-Mobile Austria (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	2,031	2,012	2,015	2,004	2,042	2,042	0.5%
- Contract	950	941	946	950	985	985	3.7%
- Prepay	1,081	1,071	1,069	1,054	1,058	1,058	-2.1%
Net adds	-5	-18	3	-10	38	12	n.a.
- Contract	21	-9	5	4	34	34	61.9%
- Prepay	-27	-10	-2	-14	4	-23	14.8%
Average monthly churn	1.7%	2.0%	1.8%	1.7%	1.8%	1.8%	0.1	%p
- Contract	1.3%	1.9%	1.3%	1.1%	1.2%	1.4%	0.1	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)(1)	1,098	235	210	221	216	882	-19.7%
ARPU Revenue (million)	846	212	201	207	200	820	-3.1%
EBITDA (million)	346	55	51	66	68	240	-30.6%
EBITDA margin (total rev.)	31.5%	23.4%	24.3%	29.9%	31.5%	27.2%	-4.3	%p
EBITDA margin (ARPU rev.)	40.9%	25.9%	25.4%	31.9%	34.0%	29.3%	-11.6	%p
SAC	121	155	134	102	137	133	9.9%
- Contract	211	251	242	203	231	233	10.4%
- Prepay	41	52	58	33	45	47	14.6%
ARPU	35	35	33	34	33	34	-2.9%
- Contract	61	62	58	60	57	59	-3.3%
- Prepay	12	11	11	12	11	11	-8.3%
Non-Voice % of ARPU	9%	9%	9%	9%	10%	9%	0	%p
Cash Capex (million)	128	25	20	47	39	131	2.3%
Cash Contribution (million)(2)	218	30	31	19	29	109	-50.0%

(1) Stake in Niedermeyer was sold with effect starting from January 1, 2004

(2) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

38

T-Mobile CZ (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	3,947	3,991	4,075	4,130	4,360	4,360	10.5%
- Contract	889	947	1,003	1,050	1,105	1,105	24.3%
- Prepay	3,058	3,044	3,072	3,080	3,255	3,255	6.4%
Net adds	438	43	84	55	230	413	-5.7%
- Contract	218	58	56	47	55	216	-0.9%
- Prepay	220	-15	28	8	175	197	-10.5%
Average monthly churn	1.0%	1.1%	0.9%	1.0%	0.9%	1.0%	0.0	%p
- Contract	0.5%	0.6%	0.6%	0.5%	0.7%	0.6%	0.1	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	757	186	203	213	225	827	9.2%
ARPU Revenue (million)	707	173	194	202	204	773	9.3%
EBITDA (million)	340	86	90	102	86	364	7.1%
EBITDA margin (total rev.)	44.9%	46.2%	44.3%	47.9%	38.2%	44.0%	-0.9	%p
EBITDA margin (ARPU rev.)	48.1%	49.7%	46.4%	50.5%	42.2%	47.1%	-1.0	%p
SAC	32	27	33	32	16	25	-21.9%
- Contract	83	65	70	75	60	67	-19.3%
- Prepay	18	11	18	15	6	11	-38.9%
ARPU	16	15	16	16	16	16	0.0%
- Contract	40	37	39	39	39	39	-2.5%
- Prepay	10	8	9	9	8	8	-20.0%
Non-Voice % of ARPU	20%	20%	19%	20%	20%	20%	0	%p
Cash Capex (million)	89	33	6	15	16	70	-21.3%
Cash Contribution (million)(1)	251	53	84	87	70	294	17.1%

(1) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

39

T-Mobile Netherlands (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,987	2,109	2,224	2,253	2,261	2,261	13.8%
- Contract	901	986	1,033	1,032	1,053	1,053	16.9%
- Prepay	1,085	1,123	1,190	1,221	1,208	1,208	11.3%
Net adds	550	123	114	29	8	274	-50.2%
- Contract	258	85	47	-2	21	151	-41.5%
- Prepay	292	38	67	31	-13	123	-57.9%
Average monthly churn	2.6%	2.3%	2.1%	2.3%	3.0%	2.4%	-0.2	%p
- Contract	1.6%	1.8%	1.4%	1.7%	2.1%	1.7%	0.1	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	860	250	267	270	259	1,046	21.6%
ARPU Revenue (million)	783	217	239	250	242	948	21.1%
EBITDA (million)	62	3	37	58	46	144	132.3%
EBITDA margin (total rev.)	7.2%	1.2%	13.9%	21.5%	17.8%	13.8%	6.6	%p
EBITDA margin (ARPU rev.)	7.9%	1.4%	15.5%	23.2%	19.0%	15.2%	7.3	%p
SAC	146	237	164	114	186	180	23.3%
- Contract	316	393	366	314	432	384	21.5%
- Prepay	42	77	55	39	30	51	21.4%
ARPU	38	35	37	37	36	36	-5.3%
- Contract	66	62	65	67	65	65	-1.5%
- Prepay	14	12	12	12	11	12	-14.3%
Non-Voice % of ARPU	13%	13%	13%	13%	13%	13%	0	%p
Cash Capex (million)	161	15	17	26	50	108	-32.9%
Cash Contribution (million)(1)	-99	-12	20	32	-4	36	n.a.

(1) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

40

T-Mobile Hungary (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	3,766	3,838	3,913	3,989	4,032	4,032	7.1%
- Contract	982	1,012	1,053	1,112	1,163	1,163	18.4%
- Prepay	2,784	2,826	2,860	2,877	2,869	2,869	3.1%
Net adds	363	72	75	76	43	266	-26.7%
- Contract	131	30	41	59	51	181	38.2%
- Prepay	232	42	35	17	-9	85	-63.4%
Average monthly churn	1.6%	0.8%	1.0%	1.7%	1.8%	1.3%	-0.3	%p
- Contract	1.0%	0.9%	0.9%	1.1%	1.0%	1.0%	0.0	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	999	235	266	274	274	1,049	5.0%
ARPU Revenue (million)	899	215	237	244	245	941	4.7%
EBITDA (million)	374	97	111	99	106	413	10.4%
EBITDA margin (total rev.)	37.4%	41.3%	41.7%	36.1%	38.7%	39.4%	2.0	%p
EBITDA margin (ARPU rev.)	41.6%	45.1%	46.8%	40.6%	43.3%	43.9%	2.3	%p
SAC	49	40	42	48	37	42	-14.3%
- Contract	81	75	73	85	71	76	-6.2%
- Prepay	41	25	29	35	25	29	-29.3%
ARPU	21	19	20	20	21	20	-4.8%
- Contract	53	47	50	49	48	49	-7.5%
- Prepay	11	9	10	10	10	9	-18.2%
Non-Voice % of ARPU	11%	12%	11%	12%	13%	12%	1	%p
Cash Capex (million)	147	32	36	20	28	116	-21.1%
Cash Contribution (million)(1)	227	65	75	79	78	297	30.8%

(1) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

41

T-Mobile Croatia (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,340	1,354	1,380	1,428	1,534	1,534	14.5%
- Contract	253	254	261	267	300	300	18.6%
- Prepay	1,088	1,100	1,119	1,161	1,234	1,234	13.4%
Net adds	98	14	26	49	105	194	98.0%
- Contract	18	2	7	7	33	48	166.7%
- Prepay	80	12	19	42	73	146	82.5%
Average monthly churn	1.7%	1.4%	1.2%	0.8%	0.9%	1.1%	-0.6	%p
- Contract	2.3%	2.0%	1.6%	1.2%	1.1%	1.4%	-0.9	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	377	89	106	136	105	436	15.6%
ARPU Revenue (million)	350	84	98	129	95	406	16.0%
EBITDA (million)	160	37	50	79	27	193	20.6%
EBITDA margin (total rev.)	42.4%	41.6%	47.2%	58.1%	25.7%	44.3%	1.9	%p
EBITDA margin (ARPU rev.)	45.7%	44.0%	51.0%	61.2%	28.4%	47.5%	1.8	%p
SAC	53	57	64	51	96	72	35.8%
- Contract	58	105	115	79	158	126	117.2%
- Prepay	52	41	47	45	71	54	3.8%
ARPU	22	21	24	31	21	24	9.1%
- Contract	72	59	71	104	60	73	1.4%
- Prepay	11	12	13	14	12	13	18.2%
Non-Voice % of ARPU	13%	17%	15%	12%	17%	15%	2	%p
Cash Capex (million)	55	4	15	4	15	38	-30.9%
Cash Contribution (million)(1)	105	33	35	75	12	155	47.6%

(1) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

42

Eurotel, Slovakia (IFRS)(1)

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,613	1,685	1,740	1,807	1,915	1,915	18.7%
- Contract	460	490	517	563	647	647	40.7%
- Prepay	1,154	1,195	1,223	1,244	1,267	1,267	9.8%
Net adds	315	71	56	67	108	301	-4.4%
- Contract	153	30	27	46	84	188	22.9%
- Prepay	162	41	28	21	23	113	-30.2%
Average monthly churn	1.3%	1.4%	1.2%	1.4%	1.6%	1.4%	0.1	%p
- Contract	0.9%	0.8%	0.9%	0.8%	1.0%	0.9%	0.0	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	271	75	80	85	91	332	22.5%
ARPU Revenue (million)	240	68	73	79	83	303	26.3%
EBITDA (million)	107	32	34	34	23	123	15.0%
EBITDA margin (total rev.)	39.6%	43.0%	42.0%	39.8%	25.1%	37.0%	-2.6	%p
EBITDA margin (ARPU rev.)	44.7%	47.1%	46.1%	43.1%	27.7%	40.5%	-4.2	%p
SAC	33	28	28	35	41	34	3.0%
- Contract	109	99	116	141	120	119	9.2%
- Prepay	7	5	6	6	8	6	-14.3%
ARPU	14	14	14	15	15	14	0.0%
- Contract	35	34	35	35	34	34	-2.9%
- Prepay	6	6	6	6	6	6	0.0%
Non-Voice % of ARPU	11%	13%	13%	13%	15%	13%	2	%p
Cash Capex (million)	74	15	17	28	20	81	9.5%
Cash Contribution (million)(2)	33	17	17	6	3	42	27.3%

(1) Fully consolidated as of Q1/05

(2) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

43

Mobimak, Macedonia (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	524	565	623	693	752	752	43.5%
- Contract	99	102	107	113	119	119	20.2%
- Prepay	425	463	516	580	634	634	49.2%
Net adds	157	42	58	70	59	229	45.9%
- Contract	7	3	5	7	5	20	185.7%
- Prepay	151	38	53	63	54	209	38.4%
Average monthly churn	0.7%	0.9%	0.9%	0.8%	1.3%	1.0%	0.3	%p
- Contract	1.4%	1.2%	0.8%	0.8%	0.9%	0.9%	-0.5	%p

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	122	30	35	36	34	135	10.7%
ARPU Revenue (million)	115	28	29	34	30	121	5.2%
EBITDA (million)	68	16	19	19	17	71	4.4%
EBITDA margin (total rev.)	55.7%	53.3%	54.3%	52.8%	50.0%	52.6%	-3.1	%p
EBITDA margin (ARPU rev.)	59.1%	57.1%	65.5%	55.9%	56.7%	58.7%	-0.4	%p
SAC	27	19	20	18	22	20	-25.9%
- Contract	na	21	27	36	41	32	n.a.
- Prepay	na	19	20	16	20	19	n.a.
ARPU	na	17	16	17	14	16	n.a.
- Contract	na	45	43	48	39	44	n.a.
- Prepay	na	11	11	11	9	10	n.a.
Non-Voice % of ARPU	na	11%	11%	10%	11%	11%	n.a.
Cash Capex (million)	34	1	5	2	1	9	-73.5%
Cash Contribution (million)(1)	34	15	14	17	16	62	82.4%

(1) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

44

T-Mobile USA (IFRS).

Key operating and financial data.

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	13,128	14,303	15,394	16,295	17,314	17,314	31.9%
- Contract	11,696	12,784	13,720	14,528	15,341	15,341	31.2%
- Prepay	1,432	1,519	1,674	1,767	1,973	1,973	37.8%
Net adds	3,212	1,175	1,091	901	1,019	4,186	30.3%
- Contract	3,135	1,088	936	808	813	3,645	16.3%
- Prepay	77	87	155	93	206	541	602.6%
Average monthly churn	3.1%	3.0%	2.8%	3.0%	3.1%	3.0%	-0.1	%p
- Contract	2.5%	2.6%	2.4%	2.6%	2.6%	2.6%	0.1	%p

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	7,363	2,053	2,317	2,458	2,450	9,278	26.0%
ARPU Revenue (million)	6,161	1,697	1,971	2,059	2,038	7,765	26.0%
EBITDA (million)	1,324	369	553	625	509	2,056	55.3%
EBITDA margin (total rev.)	18.0%	18.0%	23.9%	25.4%	20.8%	22.2%	4.2	%p
EBITDA margin (ARPU rev.)	21.5%	21.7%	28.1%	30.4%	25.0%	26.5%	5.0	%p
SAC	187	177	159	149	156	160	-14.4%
- Contract	211	197	178	167	180	181	-14.2%
- Prepay	71	74	73	67	72	72	1.4%
ARPU	45	41	44	43	41	42	-6.7%
- Contract	47	43	46	46	43	45	-4.3%
- Prepay	30	25	26	23	23	24	-20.0%
Non-Voice % of ARPU	3%	4%	5%	5%	6%	5%	66.7%
Cash Capex (million)	1,736	508	362	341	322	1,533	-11.7%
Cash Capex (million, incl. JV)(1)	1,974	627	466	549	414	2,056	4.2%
Cash Contribution (million)(2)	-412	-139	191	284	187	523	n.a.
Cash Contribution (million, incl. JV)(1),(2)	-650	-258	87	76	95	0	n.a.

(1) incl. investments in California network JV

(2) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

45

T-Mobile USA (IFRS).

Key financial data in US$(1).

US$	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	8,321	2,568	2,790	3,004	3,176	11,538	38.7%
Service Revenue (million)	6,962	2,123	2,373	2,516	2,643	9,655	38.7%
EBITDA (million)	1,496	462	667	764	660	2,553	70.7%
EBITDA margin (total rev.)	18.0%	18.0%	23.9%	25.4%	20.8%	22.2%	4.2	%p
EBITDA margin (ARPU rev.)	21.5%	21.7%	28.1%	30.4%	25.0%	26.5%	5.0	%p
SAC	211	222	192	182	202	199	-5.7%
- Contract	239	246	215	204	233	225	-5.9%
- Prepay	80	93	88	81	94	89	11.3%
ARPU	51	52	53	53	53	53	3.9%
- Contract	53	54	56	56	56	55	3.8%
- Prepay	34	31	31	29	29	30	-11.8%
Non-Voice % of ARPU	3%	4%	5%	5%	6%	5%	2	%p
Cash Capex (million)	1,963	659	458	440	457	2,014	2.6%
Cash Capex (million, incl. JV)(1)	2,232	808	583	694	576	2,661	19.2%
Cash Contribution (million)(2)	-467	-197	209	324	203	539	n.a.
Cash Contribution (million, incl. JV)(1),(2)	-736	-346	84	70	84	-108	85.3%

(1) incl. investments in California network JV

(2) Defined as adj. EBITDA minus Cash Capex

Unaudited and preliminary Figures

46

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Notes.

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47

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48

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49

T-Systems.

Content

Key figures adjusted for special influences
EBITDA reconciliation
Key figures unadjusted
Special influences
Enterprise and Business services

For further information on services, solutions, customers and divisional management see

www.t-systems.de

T-Systems adjusted for special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	12,937	3,075	3,272	3,169	3,441	12,957	0.2%
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%
EBITDA	1,482	393	426	453	365	1,638	10.5%
EBITDA margin	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%	1.2	%p
Depreciation and amortization	-1,066	-232	-243	-234	-238	-947	11.2%
Financial income/ expense, net(1)	-515	-166	-24	-173	-26	-389	24.5%
Income before taxes = EBT	-99	-4	159	46	101	302	n.m.
Capex	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

(1)  The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

50

EBITDA reconciliation in T-Systems.

€ million		Q4/04	FY/03	FY/04
Total revenue		3,441	12,937	12,957
Income before taxes = EBT		31	-49	181
=	EBT	31	-49	181
	- Special influences affecting EBT	-70	50	-121
	= Adj. EBT	101	-99	302
-	Financial income/ expense, net(1)	-26	-515	-389
-	Depreciation and amortization	-238	-1,066	-947
=	EBITDA	295	1,532	1,517
	EBITDA margin	8.6%	11.8%	11.7%
-	Special influences affecting EBITDA	-70	50	-121
=	Adj. EBITDA	365	1,482	1,638
	Adj. EBITDA margin	10.6%	11.5%	12.6%

(1)  The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

52

T-Systems unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.		%
Total revenue	12,937	3,075	3,272	3,169	3,441	12,957	0.2%		0.2%
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%		-0.3%
EBITDA	1,532	390	383	448	295	1,517	-1.0%		-1.0%
EBITDA margin	11.8%	12.7%	11.7%	14.1%	8.6%	11.7%	-0.1	%p
Depreciation and amortization	-1,066	-232	-243	-234	-238	-947	11.2%		11.2%
Financial income/ expense, net(1)	-515	-166	-24	-173	-26	-389	24.5%		24.5%
Income before taxes = EBT	-49	-7	116	41	31	181	n.m.		n.a.

(1)  The at-equity consolidated stake in Toll Collect has been shifted from T-Com to T-Systems [Q2/2004: 1st of April]. Previous quarters have been adjusted.

Unaudited and preliminary Figures

53

Special influences affecting T-Systems.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	50	-3	-43	-5	-70	-121
- of which gain of sale of Siris	19
- of which gain of sale of Telecash	106
- of which loss on sale of Multilink and T-Systems CS (Switzerland)	-58
- of which restructuring provisions	-7	-3			-53	-56
- of which transfer payment Vivento	-10		-43	-14	-17	-74
- of whichgain of sale of cc-chemplorer				9		9
Effect on Income before taxes = EBT	50	-3	-43	-5	-70	-121

Unaudited and preliminary Figures

54

T-Systems.

Summary Enterprise Services and Business Services.

Enterprise Services

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	8,235	1,907	2,102	2,039	2,200	8,248	0.2%
Adj. EBITDA	1,422	319	328	369	249	1,265	-11.0%
Adj. EBITDA margin	17.3%	16.7%	15.6%	18.1%	11.3%	15.3%	-1.9	%p
Capex	768	114	171	159	257	701	-8.7%
Cash contribution	654	205	157	210	-8	564	-13.8%
Headcount (average number)	36,554	35,110	35,520	35,860	35,626	35,529	-2.8%

Business Services

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	4,702	1,168	1,170	1,129	1,242	4,709	0.1%
Adj. EBITDA	60	74	99	84	116	373	521.7%
Adj. EBITDA margin	1.3%	6.3%	8.5%	7.4%	9.2%	7.8%	6.6	%p
Capex	166	25	51	42	50	167	0.6%
Cash contribution	-106	49	48	42	-64	75	n.a.
Headcount (average number)	17,836	17,247	17,210	15,734	15,606	15,449	-13.4%

Unaudited and preliminary Figures

55

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56

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57

GHS.

Content

Key figures adjusted for special influences
EBITDA reconciliation
Key figures unadjusted
Special influences

“Group Headquarters & Shared Services”

adjusted for special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	3,271	866	882	887	891	3,526	7.8%
Net revenue	235	64	67	56	73	260	10.6%
EBITDA	-503	-87	-165	-22	-274	-548	-8.9%
- of which Vivento	0	-175	-272	-148	-199	-794	n.a.
EBITDA margin	-15.4%	-10.0%	-18.7%	-2.5%	-30.8%	-15.5%	-0.1	%p
Depreciation and amortization	-771	-204	-196	-237	-239	-876	-13.6%
Financial income/expense, net	-3,487	-812	-743	-666	-725	-2,946	15.5%
Income before taxes = EBT	-4,761	-1,103	-1,104	-925	-1,238	-4,370	8.2%
Cash capex	461	56	165	133	164	518	12.4%

Unaudited and preliminary Figures

EBITDA reconciliation

in “Group Headquarters & Shared Services”.

€ million		Q4/04	FY/03	FY/04
Total revenue		891	3,271	3,526
Income before taxes = EBT		-1,111	-4,495	-4,120
-	Financial income/expense, net	-559	-3,328	-2,688
-	Depreciation and amortization	-239	-771	-876
=	EBITDA	-313	-396	-556
	EBITDA margin	-35.1%	-12.1%	-15.8%
-	Special influences affecting EBITDA	-39	107	-8
=	Adj. EBITDA	-274	-503	-548
	Adj. EBITDA margin	-30.8%	-15.4%	-15.5%

Unaudited and preliminary Figures

“Group Headquarters & Shared Services”

unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	3,271	866	882	887	891	3,526	7.8%
Net revenue	235	64	67	56	73	260	10.6%
EBITDA	-396	-120	-122	-1	-313	-556	-40.4%
- of which Vivento	0	-208	-229	-117	-185	-739	n.a.
EBITDA margin	-12.1%	-13.9%	-13.8%	-0.1%	-35.1%	-15.8%	-3.7	%p
Depreciation and amortization	-771	-204	-196	-237	-239	-876	-13.6%
Financial income/ expense, net	-3,328	-812	-651	-666	-559	-2,688	19.2%
Income before taxes = EBT	-4,495	-1,136	-969	-904	-1,111	-4,120	8%

Unaudited and preliminary Figures

Special influences affecting
“Headquarters & Shared Services”.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	107	-33	43	21	-39	-8
- of which transfer payment Vivento	131		43	21	19	83
- Accrual					-51	-51
- Accruals for reduction of personnel	-24	-33			-7	-40
Effects on Income before taxes = EBT	266	-33	135	21	127	250

Unaudited and preliminary Figures

Glossary for Non-GAAP figures.

If not stated otherwise all numbers comply with the International Financial Reporting Standards (IFRS). The non-GAAP figures contained in this presentation,

such as...	which is defined as...
EBIT	Abreviation for EARNINGS BEFORE INTEREST AND TAXES. EBIT is equivalent to the P&L-line “Operating Results”.
Adj. EBIT	EBIT adjusted for special influences.
EBT	Abreviation for EARNINGS BEFORE TAXES. EBT is equivalent to the P&L-line “Income before taxes”.
Adj. EBT	EBT adjusted for special influences.
EBITDA

Abreviation for EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION. EBITDA is equivalent to EBIT minus Depreciation and Amortisation. Depreciation and Amortisation is not a line in the P&L but provided as “Other disclosure”.

Adj. EBITDA	EBITDA adjusted for special influences.
Adj. Net income/loss	Net income/loss adjusted for special influences.
Special influences	Special influences impair the comparability of the results with previous periods. Details on the special influences are given for for the group and each division.
Cash capex	Amout of payouts for tangible and intangible assets excluding goodwill.
Cash contribution	EBITDA minus capex.
Free cash flow	Net cash provided by operating activities minus capex.
Gross debt

Gross debt is the basis for total net interest expense incurred and contains debt in accordance with the consolidated balance sheet, liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Net debt

Gross debt minus liquid assets, minus investments in noncurrent securities and in marketable securities, minus discounts on loans minus cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

ARPU

Abreviation for AVERAGE REVENUE PER USER. Calculation: Service fee, as well as voice, non voice, roaming and visitor revenues divided by the average number of customers in the period. Visitor revenues are allocated exclusivly to contract customers. Activation charges, virtual network operator revenues and other operating revenue are not included.

SAC	Abreviation for SUBSCRIBER AQUISITION COSTS. Calculation: Customer acquisition costs divided by the number of gross customers added durring the respective period.
CPGA

Abreviation for COST PER GROSS ADD. Calculation: customer acquisition costs plus the subsidy loss on customer acquisition related to equipment sales, divided by the number of gross customers added during the respective period.

CCPU	Abreviation for CASH COST PER USER. Calculation: including all network and general and administrative costs divided by the average number of customers during the respective period.

These and the other non-GAAP figures used by Deutsche Telekom should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret our major non-GAAP measures, please refer to the information contained in these materials and the chapter “Reconciliation to pro forma figures” in the anual and interim reports or the reconciliation to pro forma figures posted on Deutsche Telekom’s Investor relations website.

Unaudited and preliminary Figures

Content.

Glossary and Disclaimer

At a Glance

Group
Group P&L adjusted
Group P&L unadjusted
Special Infl. in Group P&L
Details on Special Infl.
Group EBIT and EBITDA recon.
Balance Sheet
Net Debt
Capex
Cash Flow
Personnel
FX-rate AVERAGE
FX-rate END OF PERIOD

Broadband/Fixed Net
Broadband / Fixed Net adjusted
Broadband/Fixed Special Infl.
Broadband/Fixed unadjusted
Broadband/Fixed EBITDA recon.

T-Mobile
T-Mobile adjusted
T-Mobile Special Infl.
T-Mobile unadjusted
T-Mobile EBITDA recon.
T-Mobile Countries

T-Systems
T-Systems adjusted
T-Systems Special Infl.
T-Systems unadjusted
T-Systems EBT & EBITDA recon.
T-Systems Group Details

Group Headquarters & Shared Services
GHS adjusted
GHS Special Effects
GHS unadjusted
GHS EBITDA recon.

NEW Backup FY 2004.

Please be aware, that this excel file is an abriged backup version. The complete backup is provided in .pdf format and contains additional information on slide number ....

This excel file, the complete backup, the presentation and the audio webcast can be downloaded from the Investor Relations site on the internet at www.Telekom.de or www.deutschetelekom.com.

For further information on the divisions please refer to:
www.telekom.de	www.t-com.de	www.t-mobile.de	www.t-systems.com	www.t-online.de

Investor Relations, Bonn office		Investor Relations, New York office
Phone	+49 228 181 - 8 88 80	Phone	+1 212 424 2926
Fax	+49 228 181 - 8 88 99	Phone	+ 1 877 DT SHARE (toll-free)
E-Mail	investor.relations@telekom.de	Fax	+1 212 424 2986
		E-Mail	investor.relations@usa.telekom.de

Glossary and Disclaimer.

If not stated otherwise all numbers comply with the International Financial Reporting Standards (IFRS). The non-GAAP figures contained in this presentation,

such as...	which is defined as...
EBIT	Abreviation for EARNINGS BEFORE INTEREST AND TAXES. EBIT is equivalent to the P&L-line “Operating Results”.
Adj. EBIT	EBIT adjusted for special influences.
EBT	Abreviation for EARNINGS BEFORE TAXES. EBT is equivalent to the P&L-line “Income before taxes”.
Adj. EBT	EBT adjusted for special influences.
EBITDA

Abreviation for EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION. EBITDA is equivalent to EBIT minus Depreciation and Amortisation. Depreciation and Amortisation is not a line in the P&L but provided as “Other disclosure”.

Adj. EBITDA	EBITDA adjusted for special influences.
Adj. Net income/loss	Net income/loss adjusted for special influences.
Special influences	Special influences impair the comparability of the results with previous periods. Details on the special influences are given for for the group and each division.
Cash capex	Amout of payouts for tangible and intangible assets excluding goodwill.
Cash contribution	EBITDA minus capex.
Free cash flow	Net cash provided by operating activities minus capex.
Gross debt

Gross debt is the basis for total net interest expense incurred and contains debt in accordance with the consolidated balance sheet, liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Net debt

Gross debt minus liquid assets, minus investments in noncurrent securities and in marketable securities, minus discounts on loans minus cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

ARPU

Abreviation for AVERAGE REVENUE PER USER. Calculation: Service fee, as well as voice, non voice, roaming and visitor revenues divided by the average number of customers in the period. Visitor revenues are allocated exclusivly to contract customers. Activation charges, virtual network operator revenues and other operating revenue are not included.

SAC	Abreviation for SUBSCRIBER AQUISITION COSTS. Calculation: Customer acquisition costs divided by the number of gross customers added durring the respective period.
CPGA

Abreviation for COST PER GROSS ADD. Calculation: customer acquisition costs plus the subsidy loss on customer acquisition related to equipment sales, divided by the number of gross customers added during the respective period.

CCPU	Abreviation for CASH COST PER USER. Calculation: including all network and general and administrative costs divided by the average number of customers during the respective period.

These and the other non-GAAP figures used by Deutsche Telekom should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret our major non-GAAP measures, please refer to the information contained in these materials and the chapter “Reconciliation to pro forma figures” in the anual and interim reports or the reconciliation to pro forma figures posted on Deutsche Telekom’s Investor relations website.

At a Glance.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total Revenue
Broadband/Fixedline	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
T-Online	1,851	489	499	486	538	2,012	8.7%
T-Mobile	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
T-Systems	12,937	3,075	3,272	3,169	3,441	12,957	0.2%
GHS	3,271	866	882	887	891	3,526	7.8%
Reconciliation	-13,198	-3,264	-3,235	-3,226	-2,935	-12,660	4.1%

Net Revenue
Broadband/Fixedline	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
T-Mobile	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
T-Systems	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%
GHS	235	64	67	56	73	260	10.6%
Group	55,503	13,890	14,377	14,353	14,740	57,360	3.3%

EBITDA excluding special influences
Broadband/Fixedline	10,408	2,592	2,577	2,495	2,509	10,173	-2.3%
T-Com	10,120	2,490	2,440	2,359	2,434	9,723	-3.9%
T-Online	315	118	129	136	81	464	47.3%
T-Mobile	7,202	1,826	2,127	2,374	2,068	8,395	16.6%
T-Systems	1,482	393	426	453	365	1,638	10.5%
GHS	-503	-87	-165	-22	-274	-548	-8.9%
Reconciliation	-17	-49	-42	-7	58	-41	-141.2%
Group	18,572	4,675	4,923	5,293	4,726	19,617	5.6%

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
EBITDA Margin excluding special influences
Broadband/Fixedline	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%	2.4%
T-Com	37.2%	37.7%	37.7%	37.7%	38.8%	38.0%	2.1%
T-Online	17.0%	24.1%	25.9%	28.0%	15.1%	23.1%	35.5%
T-Mobile	29.8%	29.1%	32.0%	34.3%	30.9%	31.6%	6.3%
T-Systems	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%	10.4%
GHS	-15.4%	-10.0%	-18.7%	-2.5%	-30.8%	-15.5%	-1.1%
Group	33.5%	33.7%	34.2%	36.9%	32.1%	34.2%	2.2%

Cash Capex
T-Mobile	3,313	826	766	696	790	3,078	-7.1%
GHS	461	56	165	133	164	518	12.4%
Group	6,362	1,353	1,575	1,480	2,002	6,410	0.8%

excl. special influences	1,937	632	577	-1,359	1,714	1,564	-19.3%
incl. Special influences	2,273	691	1,222	1,152	592	3,657	60.9%
Free-Cash-Flow before dividend	8,691	2,951	1,325	2,440	3,595	10,311	18.6%
Net Debt (billion)	50,725	48,883	47,317	44,667	39,592	39,592	-21.9%

DT Group P&L.

Adjusted for specials influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net revenue	55,503	13,890	14,377	14,353	14,740	57,360	3.3%
Cost of Sales	-29,347	-7,219	-7,618	-7,514	-7,872	-30,223	3.0%
Gross profit/loss from sales	26,156	6,671	6,759	6,839	6,868	27,137	3.8%
Selling Costs	-12,742	-3,207	-3,072	-3,031	-3,503	-12,813	0.6%
General administrative costs	-4,515	-1,034	-1,148	-1,002	-1,184	-4,368	-3.3%
Other operating income	1,851	361	398	396	479	1,634	-11.7%
Other operating expenses	-1,508	-306	-375	-331	-380	-1,392	-7.7%
Operating results = EBIT	9,242	2,485	2,562	2,871	2,280	10,198	10.3%
EBIT margin	16.7%	17.9%	17.8%	20.0%	15.5%	17.8%	1.1	%p
Financial income/expense, net	-4,878	-1,224	-788	-1,024	-937	-3,973	-18.6%
of which: net interest expense	-3,880	-937	-919	-860	-780	-3,496	-9.9%
Income before taxes = EBT	4,364	1,261	1,774	1,847	1,343	6,225	42.6%
Income taxes	-1,634	-440	-430	-560	-657	-2,087	27.7%
Income/loss after taxes	2,730	821	1,344	1,287	686	4,138	51.6%
Income/losses applicable to minority shareholders	-457	-130	-122	-135	-94	-481	5.3%
Net income/loss	2,273	691	1,222	1,152	592	3,657	60.9%
Depreciation and amortization	-9,330	-2,190	-2,361	-2,422	-2,446	-9,419	1.0%
EBITDA	18,572	4,675	4,923	5,293	4,726	19,617	5.6%
EBITDA margin	33.5%	33.7%	34.2%	36.9%	32.1%	34.2%	0.7	%p

DT Group P&L.

Unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net revenue	55,503	13,890	14,377	14,353	14,740	57,360	3.3%
Cost of Sales	-29,369	-7,219	-8,971	-7,515	-7,854	-31,559	7.5%
Gross profit/loss from sales	26,134	6,671	5,406	6,838	6,886	25,801	-1.3%
Selling Costs	-12,747	-3,207	-3,072	-3,032	-3,526	-12,837	0.7%
General administrative costs	-4,596	-1,034	-1,148	-1,016	-1,307	-4,505	-2.0%
Other operating income	2,359	361	473	405	479	1,718	-27.2%
Other operating expenses	-2,765	-375	-375	-2,852	-314	-3,916	41.6%
Operating results = EBIT	8,385	2,416	1,284	343	2,218	6,261	-25.3%
EBIT margin	15.1%	17.4%	8.9%	2.4%	15.0%	10.9%	-4.2	%p
Financial income/expense, net	-4,247	-1,224	-696	-1,024	201	-2,743	-35.4%
of which: net interest expense	-3,880	-937	-919	-860	-780	-3,496	-9.9%
Income before taxes = EBT	4,138	1,192	588	-681	2,419	3,518	-15.0%
Income taxes	-1,744	-430	111	-543	-666	-1,528	-12.4%
Income/loss after taxes	2,394	762	699	-1,224	1,753	1,990	-16.9%
Income/losses applicable to minority shareholders	-457	-130	-122	-135	-39	-426	-6.8%
Net income/loss	1,937	632	577	-1,359	1,714	1,564	-19.3%
Depreciation and amortization	-10,304	-2,190	-3,714	-4,850	-2,374	-13,128	27.4%
EBITDA	18,689	4,606	4,998	5,193	4,592	19,389	3.7%
EBITDA margin	33.7%	33.2%	34.8%	36.2%	31.2%	33.8%	0.1	%p

DT Group.

Special influences in Group P&L.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Net revenue	0	0	0	0	0	0
Cost of Sales	-22	0	-1,353	-1	18	-1,336
Gross profit/loss from sales	-22	0	-1,353	-1	18	-1,336
Selling Costs	-5	0	0	-1	-23	-24
General administrative costs	-81	0	0	-14	-123	-137
Other operating income	508	0	75	9	0	84
Other operating expenses	-1,257	-69	0	-2,521	66	-2,524
Operating results = EBIT	-857	-69	-1,278	-2,528	-62	-3,937
Financial income/expense, net	631	0	92	0	1,138	1,230
expense	0	0	0	0	0	0
Income before taxes = EBT	-226	-69	-1,186	-2,528	1,076	-2,707
Income taxes	-110	10	541	17	-9	559
Income/loss after taxes	-336	-59	-645	-2,511	1,067	-2,148
Income/losses applicable to minority shareholders	0	0	0	0	55	55
Net income/loss	-336	-59	-645	-2,511	1,122	-2,093
Depreciation and amortization	-974	0	-1,353	-2,428	72	-3,709
EBITDA	117	-69	75	-100	-134	-228

DT Group.

Details on Special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on Operating expenses	-1,365	-69	-1,353	-2,537	-62	-4,021
- of which unscheduled write-downs on FCC-licences and on goodwill of T-Mobile USA	-789		-1,353		92	-1,261
- of which unscheduled write-down on goodwill of T-Mobile UK				-2,225		-2,225
- of which restructuring charges and goodwill write-downs BB/FN CEE (MATÁV/ST/HT)	-251			-219	-146	-365
- of which losses from the disposal of Multilink and T-Systems CS AG	-58
- of which due to accruals for sale of cable	-159				-37	-37
- of which additional accruals for redundancy payments, personnel reduction and others	-108	-69		-93	29	-133
Effect on Other operating income	508	0	75	9	0	84
- of which sale of cable, Vergin Mobile, Telecash, Siris and cc-chemplorer	508	0	75	9	0	84
Effect on Operating Results = EBIT	-857	-69	-1,278	-2,528	-62	-3,937
Effect on EBITDA	117	-69	75	-100	-134	-228

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on Financial income	631	0	92	0	1138	1230
- of which sale of EUTELSAT, UMC, MTS, Celcom, SES, Inmarsat, Globe Telecom, cable	812		92		1138	1230
- of which write-up comdirect bank AG	40
- of which increased accruals for the health service of civil servants	-221
Effect on Income before taxes	-226	-69	-1,186	-2,528	1,076	-2,707
Effect on Tax	-110	10	541	17	-9	559
- of which from change in legal structure T-Mobile	466
- of which Sale of cable and MTS, accruals, valuation adjustment and others	-438	10		17	28	55
- of which effect of impairment on FCC-licences			541		-37	504
- of which effect of increased accruals for the health service of civil servants	-138
Effect on income/losses applicable to minority shareholders: Redundancy payments T-Com CEE					55	55
Effect on Net income/(loss)	-336	-59	-645	-2,511	1,122	-2,093

DT Group.

EBIT and EBITDA reconciliation.

€ million		Q4/04	FY/03	FY/04
Net revenue		14,740	55,503	57,360
Operating Results = EBIT		2,218	8,385	6,261
-	Depreciation and amortization	-2,374	-10,304	-13,128
=	EBITDA	4,592	18,689	19,389
	EBITDA margin [EBITDA/Net revenue]	31.2%	33.7%	33.8%
	- Special influences affecting EBITDA	-134	117	-228
=	Adj. EBITDA	4,726	18,572	19,617
	Adj. EBITDA margin [Adj. EBITDA/Net revenue]	32.1%	33.5%	34.2%

Consolidated balance sheet.

Assets.

€ billion(1)	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Delta Q4 vs. Q3	Delta y.o.y.
Current assets	21.5	21.7	19.7	18.3	19.0	3.7%	-11.7%
Cash and cash equivalents	9.1	9.2	6.6	5.9	8.0	35.6%	-11.7%
Trade and other receivables	7.6	7.1	7.6	7.2	6.7	-6.2%	-11.4%
Current recoverable income taxes	1.0	0.5	0.4	0.3	0.3	0.0%	-68.3%
Other current financial assests	2.1	2.3	2.6	2.4	1.8	-25.2%	-16.0%
Inventories	1.0	1.1	1.2	1.4	1.2	-17.3%	15.4%
Other current assets	0.7	1.5	1.3	1.1	1.0	-14.0%	39.6%
Noncurrent assets	118.1	118.7	116.4	112.3	110.1	-2.0%	-6.8%
Intangible assets	55.4	56.9	55.5	52.3	50.7	-2.9%	-8.4%
Property, plant, and equipment	49.3	48.5	47.9	46.8	46.3	-1.1%	-6.0%
Equity-accounted financial assets	2.4	2.6	2.8	3.1	2.7	-13.7%	11.1%
Other noncurrent financial assets	1.4	1.3	1.0	0.9	1.7	82.0%	19.9%
Deferred tax assets	9.3	9.0	9.0	8.9	8.3	-6.6%	-10.8%
Other noncurrent assets	0.3	0.4	0.3	0.3	0.4	23.9%	26.0%
Total assets	139.6	140.3	136.1	130.6	129.1	-1.2%	-7.6%

Liabilities and shareholders’ equity.

€ billion(1)	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Delta Q4 vs. Q3	Delta y.o.y.
Liabilities
Current liabilities	30.4	29.4	29.3	28.5	26.2	-8.2%	-13.9%
Current financial liabilities	18.9	18.5	18.6	17.8	14.1	-20.6%	-25.3%
Trade and other payables	6.4	5.4	5.3	5.0	6.1	23.1%	-4.4%
Income tax liabilities	0.2	0.4	0.5	0.6	0.7	24.8%	257.5%
Current provisions	3.4	3.4	3.2	3.5	3.7	4.3%	8.8%
Other current liabilities	1.5	1.6	1.7	1.7	1.5	-8.5%	0.8%
Noncurrent liabilities	65.4	65.3	60.5	57.4	57.0	-0.7%	-12.8%
Noncurrent financial liabilities	46.3	45.8	41.4	38.2	38.1	-0.1%	-17.6%
Provisions for pensions/employee benefits	4.2	4.2	4.3	4.3	4.2	-2.6%	0.2%
Other noncurrent provisions	2.6	2.7	2.9	2.9	3.1	7.4%	18.3%
Deferred tax liabilities	10.6	10.7	10.3	10.4	9.7	-6.8%	-8.4%
Other noncurrent liabilities	1.7	1.8	1.7	1.6	1.9	16.0%	11.5%
Shareholders’ equity	43.8	45.7	46.3	44.7	45.9	2.7%	4.7%
Issued capital	10.7	10.7	10.7	10.7	10.7	0.0%	0.4%
Capital reserves	49.5	49.5	49.5	49.5	49.5	0.0%	0.0%
Retained earnings incl. carryforwards	-19.6	-17.7	-17.7	-17.7	-17.7	-0.1%	-9.8%
Other comprehensive income	-2.9	-1.9	-1.9	-2.2	-2.7	19.5%	-8.0%
Consolidated net profit	1.9	0.6	1.2	-0.2	1.6	n.a.	-17.7%
Subtotal	39.6	41.3	41.8	40.2	41.5	3.2%	4.7%
Minority interest	4.2	4.4	4.4	4.5	4.4	-2.3%	4.6%
Total liabilities and shareholder’s equity	139.6	140.3	136.1	130.6	129.1	-1.2%	-7.6%

Debt to net debt reconciliation.

€ million	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	Delta Q4 vs. Q3	Delta y.o.y.
Bonds	51,164	49,997	46,559	43,347	39,458	-3,889	-11,706
Liabilities to banks	3,789	3,262	3,182	3,153	3,074	-79	-715
Liabilities to non-banks from promissory notes	756	769	755	718	651	-67	-105
Other financial liabilities	4,983	4,977	4,618	4,546	5,225	679	242
Gross debt under IFRS	60,692	59,005	55,114	51,764	48,408
Cash and cash equivalents	9,131	9,198	6,614	5,928	8,038	2,110	-1,093
Available-for-sale/Held-for-trading financial assets	137	151	676	636	120	-516	-17
Other financial assets	699	773	507	533	658
Net debt under IFRS	50,725	48,883	47,317	44,667	39,592	-5,075	-11,133

Cash Capex.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
T-Mobile	3,313	826	766	696	790	3,078	-7.1%
GHS	461	56	165	133	164	518	12.4%
Group	6,362	1,353	1,575	1,480	2,002	6,410	0.8%

Free cash flow.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Net cash provided by operating activities	15,053	4,304	2,900	3,920	5,597	16,721	11.1%
Cash out flows from investments in
- intangible assets	-1,141	-123	-232	-218	-471	-1,044	-8.5%
- property, plant, equipment	-5,221	-1,230	-1,343	-1,262	-1,531	-5,366	2.8%
Free cash flow [before dividend]	8,691	2,951	1,325	2,440	3,595	10,311	18.6%

Personnel (1).

						Delta y.o.y
End of period	31/12/03	31/03/04	30/06/04	30/09/04	31/12/04	abs.	%
BBFN	118,640	114,345	114,991	116,379	114,083	-4,557	-3.8%
T-Com	116,025	111,399	112,049	113,376	111,079	-4,946	-4.3%
T-Online	2,615	2,946	2,942	3,003	3,004	389	14.9%
T-Mobile	46,600	46,722	47,652	48,164	47,797	1,197	2.6%
T-Systems	52,585	52,225	52,970	51,400	51,173	-1,412	-2.7%
GHS	30,694	34,862	32,219	31,948	31,592	898	2.9%
- of which Vivento(2)	15,500	19,500	19,200	18,600	18,300	2,800	18.1%
DT Group	248,519	248,153	247,830	247,891	244,645	-3,874	-1.6%
- of which civil servants	49,793	49,664	47,964	47,771	47,163	-2,630	-5.3%

							Delta y.o.y.
Average	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	abs.	%
BBFN	128,065	114,748	114,861	116,549	115,010	115,292	-12,773	-10.0%
T-Com	125,428	111,830	111,916	113,568	112,003	112,329	-13,099	-10.4%
T-Online	2,637	2,918	2,945	2,981	3,007	2,963	326	12.3%
T-Mobile	44,899	46,337	47,407	48,111	47,815	47,418	2,519	5.6%
T-Systems	54,390	52,357	52,729	51,593	51,232	51,978	-2,412	-4.4%
GHS	23,909	34,919	32,787	32,108	31,673	32,872	8,963	37.5%
- of which Vivento(2)	8,300	19,600	19,000	18,900	18,400	19,000	10,700	128.9%
DT Group	251,263	248,361	247,785	248,360	245,730	247,559	-3,704	-1.5%
- of which civil servants	49,998	49,886	48,928	47,843	47,489	48,536	-1,461	-2.9%

(1)  Full-time employees: number of employees without trainees and students.

(2)  Figures rounded; excluding permanent staff.

Broadband/Fixed Net

Adjusted for specials influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
- of which T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
- of which T-Online	1,851	489	499	486	538	2,012	8.7%
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
Adjusted EBITDA	10,408	2,592	2,577	2,495	2,509	10,173	-2.3%
- of which T-Com	10,120	2,490	2,440	2,359	2,434	9,723	-3.9%
- of which T-Online	315	118	129	136	81	464	47.3%
Adjusted EBITDA margin	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%	0.9	%p
Depreciation and amortization	-4,747	-1,082	-1,122	-1,181	-1,023	-4,408	-7.1%
Financial income/ expense, net(1)	-15	261	20	49	149	479	n.a.
Income before taxes = EBT	5,609	1,771	1,475	1,513	1,655	6,414	14.4%

Broadband/Fixed Net

Unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	28,295	6,941	6,809	6,609	6,651	27,010	-4.5%
- of which T-Com	27,206	6,599	6,470	6,254	6,278	25,601	-5.9%
- of which T-Online	1,851	489	499	486	538	2,012	8.7%
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409	-3.4%
EBITDA	10,368	2,559	2,577	2,477	2,340	9,953	-4.0%
- of which T-Com	10,080	2,457	2,440	2,342	2,265	9,504	-5.7%
- of which T-Online	339	118	129	135	81	463	36.6%
EBITDA margin	36.6%	36.9%	37.8%	37.5%	35.2%	36.8%	0.2	%p
Depreciation and amortization	-4,674	-1,082	-1,122	-1,031	-1,003	-4,238	-9.3%
Financial income/ expense, net(1)	-125	261	20	49	149	479	n.m.
Income before taxes = EBT	5,606	1,738	1,475	1,345	1,466	6,024	7.5%

Broadband/Fixed Net

Special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	-40	-33	0	-18	-169	-220
- of which book gain sale of cable	383
- of which charges on sale of cable	-159				-37	-37
- Accruals for personnel reductions	-77
- Additional minimum liability
- Transfer payments to Vivento	-121			-2		-2
- Accruals for redundancy payments		-33				-33
- Restructuring of MATÁV, HT, ST	-66			-16	-132	-148
Effect on Income before taxes = EBT	-3	-33	0	-168	-189	-390
- of which book gain sale of cable Baden-Wuerttem.	70
- of which write-up of comdirect bank AG	40
- of which Goodwill Impairment MATÁV	-73
- of which Goodwill Impairment ST				-150		-150
- of which write-down of HT brand name					-14	-14
- of which write-down of daybyday					-6	-6

Broadband/Fixed Net

EBITDA Reconciliation.

€ million		Q4/04	FY/03	FY/04
Total revenue		6,651	28,295	27,010
Results from ordinary business activities		1,466	5,606	6,024
-	Financial income/ expense, net(1)	149	-15	479
-	Depreciation and amortization	-1,023	-4,747	-4,408
=	EBITDA	2,340	10,368	9,953
	EBITDA margin	35.2%	36.6%	36.8%
-	Special Factors affecting EBITDA	-169	-40	-220
=	Adj. EBITDA	2,509	10,408	10,173
	Adj. EBITDA margin	37.7%	36.8%	37.7%

T-Mobile.

Adjusted for specials influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
Net revenue	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
ARPU revenue	20,675	5,356	5,792	5,996	5,784	22,928	10.9%
EBITDA	7,202	1,826	2,127	2,374	2,068	8,395	16.6%
EBITDA margin (total revenues)	29.8%	29.1%	32.0%	34.3%	30.9%	31.6%	1.9	%p
EBITDA margin (ARPU revenues)	34.8%	34.1%	36.7%	39.6%	35.8%	36.6%	1.8	%p
Depreciation and amortization	-2,867	-685	-813	-937	-979	-3,414	-19.1%
Financial income/ expense, net	-830	-274	-94	-224	-295	-887	-6.9%
Income before taxes = EBT	3,505	867	1,220	1,213	794	4,094	16.8%
Cash Capex	3,313	826	766	696	790	3,078	-7.1%
Cash Contribution(1)	3,889	1,000	1,361	1,678	1,278	5,317	36.7%

(1) Defined as adj. EBITDA – Cash Capex

T-Mobile.

Special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effects on EBITDA	0	0	75	-5	-2	68
- of which subsequent proceeds from sale of Virgin Mobile			75			75
- of which PSA Vivento				-5	-2	-7
Effects on Income before taxes = EBT	-536	0	-1,278	-2,283	1,048	-2,513
- of which gain on sale of MTS	365				958	958
- of which Goodwill Impairment TMUS	-789					0
- of which Goodwill Impairment TMH	-101					0
MOBIMAK	-11					0
- of which Impairment of FCC licenses			-1,353		92	-1,261
- of which Goodwill Impairment TMUK				-2,225		-2,225
EuroTel				-53		-53

T-Mobile.

EBITDA Reconciliation.

€ million		Q4/04	FY/03	FY/04
Total revenue		6,692	24,198	26,527
Income before taxes = EBT		1,842	2,969	1,581
-	Financial income/expense, net	663	-465	71
-	Depreciation and amortization	-887	-3,768	-6,953
=	EBITDA	2,066	7,202	8,463
	EBITDA margin	30.9%	29.8%	31.9%
-	Special influences affecting EBITDA	-2	0	68
=	Adj. EBITDA	2,068	7,202	8,395
	Adj. EBITDA margin	30.9%	29.8%	31.6%

T-Mobile.

Unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	24,198	6,272	6,649	6,914	6,692	26,527	9.6%
Net revenue	22,804	5,966	6,372	6,663	6,449	25,450	11.6%
EBITDA	7,202	1,826	2,202	2,369	2,066	8,463	17.5%
EBITDA margin	29.8%	29.1%	33.1%	34.3%	30.9%	31.9%	2.1	%p
Depreciation and amortization	-3,768	-685	-2,166	-3,215	-887	-6,953	-84.5%
Financial income/ expense, net	-465	-274	-94	-224	663	71	n.a.
Income before taxes = EBT	2,969	867	-58	-1,070	1,842	1,581	-46.7%

T-Mobile	Customer Summary	Germ	UK	CZ	HU	Eurotel
		USA	A	NL	HT	Mobimak

Customer Summary.

‘000 (end of period)	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Western Europe(1)	43,987	45,145	46,197	46,822	47,500	47,500	8.0%
- of which: Germany	26,333	26,681	27,059	27,358	27,471	27,471	4.3%
- of which: United Kingdom(1)	13,636	14,343	14,899	15,207	15,726	15,726	15.3%
- of which: Netherlands	1,987	2,109	2,224	2,253	2,261	2,261	13.8%
- of which: Austria	2,031	2,012	2,015	2,004	2,042	2,042	0.5%
CE Europe	9,577	9,748	9,991	10,240	10,678	10,678	11.5%
- of which: Czech Republic	3,947	3,991	4,075	4,130	4,360	4,360	10.5%
- of which: Hungary	3,766	3,838	3,913	3,989	4,032	4,032	7.1%
- of which: Slovakia(2)	1,613	1,685	1,740	1,807	1,915	1,915	18.7%
- of which: Croatia	1,340	1,354	1,380	1,428	1,534	1,534	14.5%
- of which: Macedonia	524	565	623	693	752	752	43.5%
USA	13,128	14,303	15,394	16,295	17,314	17,314	31.9%
Total(1)	66,692	69,197	71,582	73,358	75,492	75,492	13.2%
- of which Contract Customers	31,023	32,534	33,985	35,326	36,556	36,556	17.8%
% of total(1)	46.5%	47.0%	47.5%	48.2%	48.4%	48.4%	4.1%
PTC Poland(3)	6,211	6,857	7,518	8,051	8,629	8,629	38.9%

(1) Including Virgin Mobile

(2) To be fully consolidated and accounted for as of Q1/05

(3) Not fully consolidated

TMO Germany

Germany Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	26,333	26,681	27,059	27,358	27,471	27,471	4.3%
- Contract	12,569	12,763	13,005	13,333	13,492	13,492	7.3%
- Prepay	13,764	13,918	14,054	14,025	13,979	13,979	1.6%
Net adds	1,752	348	378	299	113	1,138	-35.0%
- Contract	1,054	194	242	328	159	923	-12.4%
- Prepay	697	154	136	-29	-46	215	-69.2%
Average monthly churn	1.4%	1.4%	1.4%	1.5%	1.6%	1.5%	0.1	%p
- Contract	1.4%	1.2%	1.0%	1.1%	1.3%	1.1%	-0.3	%p

Germany Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	8,479	2,120	2,179	2,261	2,185	8,745	3.1%
ARPU Revenue (million)	7,498	1,838	1,901	1,987	1,930	7,656	2.1%
Adj. EBITDA (million)	3,675	803	880	958 (1)	999	3,640	-1.0%
EBITDA margin (total rev.)	43.3%	37.9%	40.4%	42.4%	45.7%	41.6%	-1.7	%p
EBITDA margin (ARPU rev.)	49.0%	43.7%	46.3%	48.2%	51.8%	47.5%	-1.5	%p
SAC	93	94	100	112	100	101	8.6%
- Contract	156	162	174	171	178	172	10.3%
- Prepay	27	34	41	41	19	34	25.9%
ARPU	25	23	24	24	24	24	-4.0%
- Contract	41	38	39	40	39	39	-4.9%
- Prepay	10	9	10	10	9	9	-10.0%
Non-Voice % of ARPU	17%	18%	17%	17%	17%	17%	0	%p
Cash Capex (million)	548	111	166	98	106	481	-12.2%
Adj. Cash Contribution (million)(1),(2)	3,127	692	714	860	893	3,159	1.0%

(1) special factor affecting EBITDA: Vivento transfer payment (EUR 5 million in Q3/04 and EUR 2 million in Q4/04)

(2) Defined as adj. EBITDA minus Cash Capex

TMO USA

USA Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	13,128	14,303	15,394	16,295	17,314	17,314	31.9%
- Contract	11,696	12,784	13,720	14,528	15,341	15,341	31.2%
- Prepay	1,432	1,519	1,674	1,767	1,973	1,973	37.8%
Net adds	3,212	1,175	1,091	901	1,019	4,186	30.3%
- Contract	3,135	1,088	936	808	813	3,645	16.3%
- Prepay	77	87	155	93	206	541	602.6%
Average monthly churn	3.1%	3.0%	2.8%	3.0%	3.1%	3.0%	-0.1	%p
- Contract	2.5%	2.6%	2.4%	2.6%	2.6%	2.6%	0.1	%p

USA Financials € IFRS

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	7,363	2,053	2,317	2,458	2,450	9,278	26.0%
ARPU Revenue (million)	6,161	1,697	1,971	2,059	2,038	7,765	26.0%
EBITDA (million)	1,324	369	553	625	509	2,056	55.3%
EBITDA margin (total rev.)	18.0%	18.0%	23.9%	25.4%	20.8%	22.2%	4.2	%p
EBITDA margin (ARPU rev.)	21.5%	21.7%	28.1%	30.4%	25.0%	26.5%	5.0	%p
SAC	187	177	159	149	156	160	-14.4%
- Contract	211	197	178	167	180	181	-14.2%
- Prepay	71	74	73	67	72	72	1.4%
ARPU	45	41	44	43	41	42	-6.7%
- Contract	47	43	46	46	43	45	-4.3%
- Prepay	30	25	26	23	23	24	-20.0%
Non-Voice% of ARPU	3%	4%	5%	5%	6%	5%	66.7%
Cash Capex (million)	1,736	508	362	341	322	1,533	-11.7%
Cash Capex (million, incl. JV)(1)	1,974	627	466	549	414	2,056	n.a.
Cash Contribution (million)(2)	-412	-139	191	284	187	523	-73.5%
Cash Contribution (million, incl. JV)(1),(2)	-650	-258	87	76	95	0	n.a.

(1) incl. investments in California network JV

(2) Defined as adj. EBITDA minus Cash Capex

USA Financials $ IFRS

US$	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	8,321	2,568	2,790	3,004	3,176	11,538	38.7%
Service Revenue (million)	6,962	2,123	2,373	2,516	2,643	9,655	38.7%
EBITDA (million)	1,496	462	667	764	660	2,553	70.7%
EBITDA margin (total rev.)	18.0%	18.0%	23.9%	25.4%	20.8%	22.2%	4.2	%p
EBITDA margin (ARPU rev.)	21.5%	21.7%	28.1%	30.4%	25.0%	26.5%	5.0	%p
SAC	211	222	192	182	202	199	-5.7%
- Contract	239	246	215	204	233	225	-5.9%
- Prepay	80	93	88	81	94	89	11.3%
ARPU	51	52	53	53	53	53	3.9%
- Contract	53	54	56	56	56	55	3.8%
- Prepay	34	31	31	29	29	30	-11.8%
Non-Voice % of ARPU	3%	4%	5%	5%	6%	5%	2	%p
Cash Capex (million)	1,963	659	458	440	457	2,014	2.6%
Cash Capex (million, incl. JV)(1)	2,232	808	583	694	576	2,661	n.a.
Cash Contribution (million)(2)	-467	-197	209	324	203	539	-75.9%
Cash Contribution (million, incl. JV)(1),(2)	-736	-346	84	70	84	-108	85.3%

(1) incl. investments in California network JV

(2) Defined as adj. EBITDA minus Cash Capex

TMO UK

UK Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers(1) (end of period)	13,636	14,343	14,899	15,207	15,726	15,726	15.3%
- Contract	2,684	2,743	2,858	2,940	2,997	2,997	11.7%
- Prepay(1)	10,952	11,600	12,041	12,267	12,728	12,728	16.2%
Net adds(1)	1,190	707	556	308	519	2,090	75.6%
- Contract	436	59	114	83	57	313	-28.2%
- Prepay(1)	754	648	441	225	462	1,776	135.5%
Average monthly churn	2.9%	1.2%	1.9%	2.5%	3.0%	2.2%	-0.7	%p
- Contract	2.3%	2.7%	2.5%	2.7%	2.9%	2.7%	0.4	%p

(1) including Virgin Mobile

UK Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	4,312	1,133	1,108	1,106	997 (3)	4,344	0.7%
ARPU Revenue (million)	3,476	942	967	947	853	3,709	6.7%
Adj. EBITDA (million)(2)	1,073	384	369 (2)	390	237	1,380	28.6%
Adj. EBITDA margin (total rev.)	24.9%	33.9%	33.3%	35.3%	23.8%	31.8%	6.9	%p
Adj. EBITDA margin (ARPU rev.)	30.9%	40.8%	38.2%	41.2%	27.8%	37.2%	6.3	%p
SAC	133	143	136	107	104	122	-8.3%
- Contract	330	325	289	214	254	269	-18.5%
- Prepay	32	43	39	35	36	38	18.8%
ARPU	30	31	31	30	27	29	-3.3%
- Contract	64	66	68	66	58	64	0.0%
- Prepay	19	18	17	16	15	17	-10.5%
Non-Voice % of ARPU	16%	17%	17%	17%	18%	17%	1	%p
Cash Capex (million)	385	43	74	64	62	243	-36.9%
Adj. Cash Contribution (million)(2),(4)	688	341	295	326	175	1,137	65.3%

(1) Including Virgin Mobile

(2) Special factor affecting EBITDA: Subsequent proceeds from sale of Virgin Mobile EUR 75 million.

(3) Cut in Mobile Termination Rates in September 2004.

(4) Defined as adj. EBITDA minus Cash Capex.

TMO Austria

Austria Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	2,031	2,012	2,015	2,004	2,042	2,042	0.5%
- Contract	950	941	946	950	985	985	3.7%
- Prepay	1,081	1,071	1,069	1,054	1,058	1,058	-2.1%
Net adds	-5	-18	3	-10	38	12	n.a.
- Contract	21	-9	5	4	34	34	61.9%
- Prepay	-27	-10	-2	-14	4	-23	14.8%
Average monthly churn	1.7%	2.0%	1.8%	1.7%	1.8%	1.8%	0.1	%p
- Contract	1.3%	1.9%	1.3%	1.1%	1.2%	1.4%	0.1	%p

Austria Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)(1)	1,098	235	210	221	216	882	-19.7%
ARPU Revenue (million)	846	212	201	207	200	820	-3.1%
EBITDA (million)	346	55	51	66	68	240	-30.6%
EBITDA margin (total rev.)	31.5%	23.4%	24.3%	29.9%	31.5%	27.2%	-4.3	%p
EBITDA margin (ARPU rev.)	40.9%	25.9%	25.4%	31.9%	34.0%	29.3%	-11.6	%p
SAC	121	155	134	102	137	133	9.9%
- Contract	211	251	242	203	231	233	10.4%
- Prepay	41	52	58	33	45	47	14.6%
ARPU	35	35	33	34	33	34	-2.9%
- Contract	61	62	58	60	57	59	-3.3%
- Prepay	12	11	11	12	11	11	-8.3%
Non-Voice % of ARPU	9%	9%	9%	9%	10%	9%	0	%p
Cash Capex (million)	128	25	20	47	39	131	2.3%
Cash Contribution (million)(2)	218	30	31	19	29	109	-50.0%

(1) Stake in Niedermeyer was sold with effect starting from January 1, 2004

(2) Defined as adj. EBITDA minus Cash Capex

TMO Czechs

CZ Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	3,947	3,991	4,075	4,130	4,360	4,360	10.5%
- Contract	889	947	1,003	1,050	1,105	1,105	24.3%
- Prepay	3,058	3,044	3,072	3,080	3,255	3,255	6.4%
Net adds	438	43	84	55	230	413	-5.7%
- Contract	218	58	56	47	55	216	-0.9%
- Prepay	220	-15	28	8	175	197	-10.5%
Average monthly churn	1.0%	1.1%	0.9%	1.0%	0.9%	1.0%	0.0	%p
- Contract	0.5%	0.6%	0.6%	0.5%	0.7%	0.6%	0.1	%p

CZ Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	757	186	203	213	225	827	9.2%
ARPU Revenue (million)	707	173	194	202	204	773	9.3%
EBITDA (million)	340	86	90	102	86	364	7.1%
EBITDA margin (total rev.)	44.9%	46.2%	44.3%	47.9%	38.2%	44.0%	-0.9	%p
EBITDA margin (ARPU rev.)	48.1%	49.7%	46.4%	50.5%	42.2%	47.1%	-1.0	%p
SAC	32	27	33	32	16	25	-21.9%
- Contract	83	65	70	75	60	67	-19.3%
- Prepay	18	11	18	15	6	11	-38.9%
ARPU	16	15	16	16	16	16	0.0%
- Contract	40	37	39	39	39	39	-2.5%
- Prepay	10	8	9	9	8	8	-20.0%
Non-Voice % of ARPU	20%	20%	19%	20%	20%	20%	0	%p
Cash Capex (million)	89	33	6	15	16	70	-21.3%
Cash Contribution (million)(1)	251	53	84	87	70	294	17.1%

(1) Defined as adj. EBITDA minus Cash Capex

TMO NL

NL Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,987	2,109	2,224	2,253	2,261	2,261	13.8%
- Contract	901	986	1,033	1,032	1,053	1,053	16.9%
- Prepay	1,085	1,123	1,190	1,221	1,208	1,208	11.3%
Net adds	550	123	114	29	8	274	-50.2%
- Contract	258	85	47	-2	21	151	-41.5%
- Prepay	292	38	67	31	-13	123	-57.9%
Average monthly churn	2.6%	2.3%	2.1%	2.3%	3.0%	2.4%	-0.2	%p
- Contract	1.6%	1.8%	1.4%	1.7%	2.1%	1.7%	0.1	%p

NL Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	860	250	267	270	259	1,046	21.6%
ARPU Revenue (million)	783	217	239	250	242	948	21.1%
EBITDA (million)	62	3	37	58	46	144	132.3%
EBITDA margin (total rev.)	7.2%	1.2%	13.9%	21.5%	17.8%	13.8%	6.6	%p
EBITDA margin (ARPU rev.)	7.9%	1.4%	15.5%	23.2%	19.0%	15.2%	7.3	%p
SAC	146	237	164	114	186	180	23.3%
- Contract	316	393	366	314	432	384	21.5%
- Prepay	42	77	55	39	30	51	21.4%
ARPU	38	35	37	37	36	36	-5.3%
- Contract	66	62	65	67	65	65	-1.5%
- Prepay	14	12	12	12	11	12	-14.3%
Non-Voice % of ARPU	13%	13%	13%	13%	13%	13%	0	%p
Cash Capex (million)	161	15	17	26	50	108	-32.9%
Cash Contribution (million)(1)	-99	-12	20	32	-4	36	n.a.

(1) Defined as adj. EBITDA minus Cash Capex

TMO HU

HU Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	3,766	3,838	3,913	3,989	4,032	4,032	7.1%
- Contract	982	1,012	1,053	1,112	1,163	1,163	18.4%
- Prepay	2,784	2,826	2,860	2,877	2,869	2,869	3.1%
Net adds	363	72	75	76	43	266	-26.7%
- Contract	131	30	41	59	51	181	38.2%
- Prepay	232	42	35	17	-9	85	-63.4%
Average monthly churn	1.6%	0.8%	1.0%	1.7%	1.8%	1.3%	-0.3	%p
- Contract	1.0%	0.9%	0.9%	1.1%	1.0%	1.0%	0.0	%p

HU Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	999	235	266	274	274	1,049	5.0%
ARPU Revenue (million)	899	215	237	244	245	941	4.7%
EBITDA (million)	374	97	111	99	106	413	10.4%
EBITDA margin (total rev.)	37.4%	41.3%	41.7%	36.1%	38.7%	39.4%	2.0	%p
EBITDA margin (ARPU rev.)	41.6%	45.1%	46.8%	40.6%	43.3%	43.9%	2.3	%p
SAC	49	40	42	48	37	42	-14.3%
- Contract	81	75	73	85	71	76	-6.2%
- Prepay	41	25	29	35	25	29	-29.3%
ARPU	21	19	20	20	21	20	-4.8%
- Contract	53	47	50	49	48	49	-7.5%
- Prepay	11	9	10	10	10	9	-18.2%
Non-Voice % of ARPU	11%	12%	11%	12%	13%	12%	1	%p
Cash Capex (million)	147	32	36	20	28	116	-21.1%
Cash Contribution (million)(1)	227	65	75	79	78	297	30.8%

(1) Defined as adj. EBITDA minus Cash Capex

TMO HT

Croatia Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,340	1,354	1,380	1,428	1,534	1,534	14.5%
- Contract	253	254	261	267	300	300	18.6%
- Prepay	1,088	1,100	1,119	1,161	1,234	1,234	13.4%
Net adds	98	14	26	49	105	194	98.0%
- Contract	18	2	7	7	33	48	166.7%
- Prepay	80	12	19	42	73	146	82.5%
Average monthly churn	1.7%	1.4%	1.2%	0.8%	0.9%	1.1%	-0.6	%p
- Contract	2.3%	2.0%	1.6%	1.2%	1.1%	1.4%	-0.9	%p

Croatia Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	377	89	106	136	105	436	15.6%
ARPU Revenue (million)	350	84	98	129	95	406	16.0%
EBITDA (million)	160	37	50	79	27	193	20.6%
EBITDA margin (total rev.)	42.4%	41.6%	47.2%	58.1%	25.7%	44.3%	1.9	%p
EBITDA margin (ARPU rev.)	45.7%	44.0%	51.0%	61.2%	28.4%	47.5%	1.8	%p
SAC	53	57	64	51	96	72	35.8%
- Contract	58	105	115	79	158	126	117.2%
- Prepay	52	41	47	45	71	54	3.8%
ARPU	22	21	24	31	21	24	9.1%
- Contract	72	59	71	104	60	73	1.4%
- Prepay	11	12	13	14	12	13	18.2%
Non-Voice % of ARPU	13%	17%	15%	12%	17%	15%	2	%p
Cash Capex (million)	55	4	15	4	15	38	-30.9%
Cash Contribution (million)(1)	105	33	35	75	12	155	47.6%

(1) Defined as adj. EBITDA minus Cash Capex

Eurotel

Eurotel Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	1,613	1,685	1,740	1,807	1,915	1,915	18.7%
- Contract	460	490	517	563	647	647	40.7%
- Prepay	1,154	1,195	1,223	1,244	1,267	1,267	9.8%
Net adds	315	71	56	67	108	301	-4.4%
- Contract	153	30	27	46	84	188	22.9%
- Prepay	162	41	28	21	23	113	-30.2%
Average monthly churn	1.3%	1.4%	1.2%	1.4%	1.6%	1.4%	0.1	%p
- Contract	0.9%	0.8%	0.9%	0.8%	1.0%	0.9%	0.0	%p

Eurotel Financials

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	271	75	80	85	91	332	22.5%
ARPU Revenue (million)	240	68	73	79	83	303	26.3%
EBITDA (million)	107	32	34	34	23	123	15.0%
EBITDA margin (total rev.)	39.6%	43.0%	42.0%	39.8%	25.1%	37.0%	-2.6	%p
EBITDA margin (ARPU rev.)	44.7%	47.1%	46.1%	43.1%	27.7%	40.5%	-4.2	%p
SAC	33	28	28	35	41	34	3.0%
- Contract	109	99	116	141	120	119	9.2%
- Prepay	7	5	6	6	8	6	-14.3%
ARPU	14	14	14	15	15	14	0.0%
- Contract	35	34	35	35	34	34	-2.9%
- Prepay	6	6	6	6	6	6	0.0%
Non-Voice % of ARPU	11%	13%	13%	13%	15%	13%	2	%p
Cash Capex (million)	74	15	17	28	20	81	9.5%
Cash Contribution (million)(2)	33	17	17	6	3	42	27.3%

(1) Fully consolidated as of Q1/05

(2) Defined as adj. EBITDA minus Cash Capex

Mobimak

Mobimak Stats

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Customers (end of period)	524	565	623	693	752	752	43.5%
- Contract	99	102	107	113	119	119	20.2%
- Prepay	425	463	516	580	634	634	49.2%
Net adds	157	42	58	70	59	229	45.9%
- Contract	7	3	5	7	5	20	185.7%
- Prepay	151	38	53	63	54	209	38.4%
Average monthly churn	0.7%	0.9%	0.9%	0.8%	1.3%	1.0%	0.3	%p
- Contract	1.4%	1.2%	0.8%	0.8%	0.9%	0.9%	-0.5	%p

Mobimak Financials

‘000	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenues (million)	122	30	35	36	34	135	10.7%
ARPU Revenue (million)	115	28	29	34	30	121	5.2%
EBITDA (million)	68	16	19	19	17	71	4.4%
EBITDA margin (total rev.)	55.7%	53.3%	54.3%	52.8%	50.0%	52.6%	-3.1	%p
EBITDA margin (ARPU rev.)	59.1%	57.1%	65.5%	55.9%	56.7%	58.7%	-0.4	%p
SAC	27	19	20	18	22	20	-25.9%
- Contract	na	21	27	36	41	32	n.a.
- Prepay	na	19	20	16	20	19	n.a.
ARPU	na	17	16	17	14	16	n.a.
- Contract	na	45	43	48	39	44	n.a.
- Prepay	na	11	11	11	9	10	n.a.
Non-Voice % of ARPU	na	11%	11%	10%	11%	11%	n.a.
Cash Capex (million)	34	1	5	2	1	9	-73.5%
Cash Contribution (million)(1)	34	15	14	17	16	62	82.4%

(1) Defined as adj. EBITDA minus Cash Capex

T-Systems.

Adjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	12,937	3,075	3,272	3,169	3,441	12,957	0.2%
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%
EBITDA	1,482	393	426	453	365	1,638	10.5%
EBITDA margin	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%	1.2	%p
Depreciation and amortization	-1,066	-232	-243	-234	-238	-947	11.2%
Financial income/ expense, net(1)	-515	-166	-24	-173	-26	-389	24.5%
Income before taxes = EBT	-99	-4	159	46	101	302	n.m.
Capex	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Cash contribution	755	254	204	252	58	770	40.5%

T-Systems.

Special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	50	-3	-43	-5	-70	-121
- of which gain of sale of Siris	19
- of which gain of sale of Telecash	106
- of which loss on sale of Multilink and T-Systems CS (Switzerland)	-58
- of which restructuring provisions	-7	-3			-53	-56
- of which transfer payment Vivento	-10		-43	-14	-17	-74
- of which gain of sale of cc-chemplorer				9		9
Effect on Income before taxes = EBT	50	-3	-43	-5	-70	-121

T-Systems.

Unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.		%
Total revenue	12,937	3,075	3,272	3,169	3,441	12,957	0.2%		0.2%
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241	-0.3%		-0.3%
EBITDA	1,532	390	383	448	295	1,517	-1.0%		-1.0%
EBITDA margin	11.8%	12.7%	11.7%	14.1%	8.6%	11.7%	-0.1	%p
Depreciation and amortization	-1,066	-232	-243	-234	-238	-947	11.2%		11.2%
Financial income/ expense, net(1)	-515	-166	-24	-173	-26	-389	24.5%		24.5%
Income before taxes = EBT	-49	-7	116	41	31	181	n.m.		n.a.

T-Systems.

EBITDA Reconciliation.

€ million		Q4/04	FY/03	FY/04
Total revenue		3,441	12,937	12,957
Income before taxes = EBT		31	-49	181
=	EBT	31	-49	181
-	Special influences affecting EBT	-70	50	-121
=	Adj. EBT	101	-99	302
-	Financial income/ expense, net(1)	-26	-515	-389
-	Depreciation and amortization	-238	-1,066	-947
=	EBITDA	295	1,532	1,517
	EBITDA margin	8.6%	11.8%	11.7%
-	Special influences affecting EBITDA	-70	50	-121
=	Adj. EBITDA	365	1,482	1,638
	Adj. EBITDA margin	10.6%	11.5%	12.6%

T-Systems Enterprise Services.

Summary

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	8,235	1,907	2,102	2,039	2,200	8,248	0.2%
Adj. EBITDA	1,422	319	328	369	249	1,265	-11.0%
Adj. EBITDA margin	17.3%	16.7%	15.6%	18.1%	11.3%	15.3%	-1.9	%p
Capex	768	114	171	159	257	701	-8.7%
Cash contribution	654	205	157	210	-8	564	-13.8%
Headcount (average number)	36,554	35,110	35,520	35,860	35,626	35,529	-2.8%

T-Systems Business Services.

Summary

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	4,702	1,168	1,170	1,129	1,242	4,709	0.1%
Adj. EBITDA	60	74	99	84	116	373	521.7%
Adj. EBITDA margin	1.3%	6.3%	8.5%	7.4%	9.2%	7.8%	6.6	%p
Capex	166	25	51	42	50	167	0.6%
Cash contribution	-106	49	48	42	-64	75	n.a.
Headcount (average number)	17,836	17,247	17,210	15,734	15,606	15,449	-13.4%

“Group Headquarters & Shared Services”

Adjusted for specials influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	3,271	866	882	887	891	3,526	7.8%
Net revenue	235	64	67	56	73	260	10.6%
EBITDA	-503	-87	-165	-22	-274	-548	-8.9%
- of which Vivento	0	-175	-272	-148	-199	-794	n.a.
EBITDA margin	-15.4%	-10.0%	-18.7%	-2.5%	-30.8%	-15.5%	-0.1	%p
Depreciation and amortization	-771	-204	-196	-237	-239	-876	-13.6%
Financial income/expense, net	-3,487	-812	-743	-666	-725	-2,946	15.5%
Income before taxes = EBT	-4,761	-1,103	-1,104	-925	-1,238	-4,370	8.2%
Cash capex	461	56	165	133	164	518	12.4%

“Group Headquarters & Shared Services”

Special influences.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
Effect on EBITDA	107	-33	43	21	-39	-8
- of which transfer payment Vivento	131		43	21	19	83
- Accrual					-51	-51
- Accruals for reduction of personnel	-24	-33			-7	-40
Effects on Income before taxes = EBT	266	-33	135	21	127	250

“Group Headquarters & Shared Services”

EBITDA Reconciliation.

€ million		Q4/04	FY/03	FY/04
Total revenue		891	3,271	3,526
Income before taxes = EBT		-1,111	-4,495	-4,120
-	Financial income/expense, net	-559	-3,328	-2,688
-	Depreciation and amortization	-239	-771	-876
=	EBITDA	-313	-396	-556
	EBITDA margin	-35.1%	-12.1%	-15.8%
-	Special influences affecting EBITDA	-39	107	-8
=	Adj. EBITDA	-274	-503	-548
	Adj. EBITDA margin	-30.8%	-15.4%	-15.5%

“Group Headquarters & Shared Services”

Unadjusted.

€ million	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04	% y.o.y.
Total revenue	3,271	866	882	887	891	3,526	7.8%
Net revenue	235	64	67	56	73	260	10.6%
EBITDA	-396	-120	-122	-1	-313	-556	-40.4%
- of which Vivento	0	-208	-229	-117	-185	-739	n.a.
EBITDA margin	-12.1%	-13.9%	-13.8%	-0.1%	-35.1%	-15.8%	-3.7	%p
Depreciation and amortization	-771	-204	-196	-237	-239	-876	-13.6%
Financial income/ expense, net	-3,328	-812	-651	-666	-559	-2,688	19.2%
Income before taxes = EBT	-4,495	-1,136	-969	-904	-1,111	-4,120	8%

Exchange Rates.

Average.

€	FY/03	Q1/04	Q2/04	Q3/04	Q4/04	FY/04
1 US-Dollar (USD)	0.84148	0.88492	0.79953	0.83033	0.81840	0.81580
1 British Pound (GBP)	1.43370	1.44585	1.46948	1.49879	1.48754	1.48508
100 Czechs Koruna (CZK)	3.11907	3.14101	3.04350	3.12105	3.16509	3.11073
100 Croatian Kuna (HRK)	13.10630	13.21220	13.14380	13.44700	13.52170	13.37200
1000 Hungarian Forint (HUF)	3.84949	3.94347	3.84654	3.97090	4.02139	3.94650
100 Slovak Krona (SKK)	2.42820	2.41004	2.46536	2.49514	2.49849	2.48648

Exchange Rates.

End of period.

	€31/12/03	31/03/04	30/06/04	30/09/04	31/12/04
1 US-Dollar (USD)	0.85573	0.79340	0.81793	0.82251	0.81077
1 British Pound (GBP)	1.43145	1.41663	1.50039	1.49010	1.45817
100 Czechs Koruna (CZK)	3.14179	3.08873	3.04442	3.14684	3.15847
100 Croatian Kuna (HRK)	13.25580	13.11000	13.37980	13.61490	13.19060
1000 Hungarian Forint (HUF)	3.92126	3.79407	4.01801	3.97789	4.04106
100 Slovak Krona (SKK)	2.42925	2.43000	2.49252	2.50784	2.49657

Step 1: IFRS. Deutsche Telekom Group Ger. GAAP

Ger. GAAP adjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue	1	55,838	13,986	14,412	14,524	14,958	57,880
Cost of sales		(31,233)	(7,570)	(7,766)	(7,849)	(8,140)	(31,325)
Gross profit from sales		24,605	6,416	6,646	6,675	6,818	26,555
Selling costs		(13,420)	(3,295)	(3,274)	(3,014)	(3,675)	(13,258)
General administrative costs		(4,635)	(1,105)	(1,129)	(1,060)	(1,249)	(4,543)
Other operating income		3,402	731	780	719	908	3,138
Other operating expenses		(4,710)	(1,222)	(1,308)	(1,094)	(1,348)	(4,972)
Operating results	2	5,242	1,525	1,715	2,226	1,454	6,920
Financial income (expense), net	3	(4,120)	(1,110)	(681)	(793)	(743)	(3,327)
of which interest expenses		(3,776)	(973)	(795)	(836)	(747)	(3,351)
Income (loss) before income taxes	4	1,122	415	1,034	1,433	711	3,593
Income taxes	5	(530)	(91)	(213)	(340)	(399)	(1,043)
Income (loss) after taxes	6	592	324	821	1,093	312	2,550
Income (losses) applicable to minority shareholders	7	(370)	(97)	(93)	(104)	(60)	(354)
Net income (loss)	8	222	227	728	989	252	2,196
EBIT	9	5,404	1,569	1,768	2,273	1,509	7,119
EBIT margin		9.7%	11.2%	12.3%	15.6%	10.1%	12.3%
EBITDA	10	18,288	4,585	4,783	5,264	4,732	19,364
EBITDA margin		32.8%	32.8%	33.2%	36.2%	31.6%	33.5%
Depreciation and amortization	11	(12,884)	(3,016)	(3,015)	(2,991)	(3,225)	(12,245)
Capex	12	6,234	1,019	1,517	1,275	2,125	5,936
Free-Cash-Flow (before dividend)	13	8,285	2,900	1,294	2,391	3,595	10,180
Net debt in € billion	14	46.6	44.6	43.3	40.8	35.2	35.2

Ger. GAAP unadjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue	1	55,838	13,986	14,412	14,524	14,958	57,880
Cost of sales		(31,402)	(7,570)	(7,766)	(7,849)	(8,217)	(31,402)
Gross profit from sales		24,436	6,416	6,646	6,675	6,741	26,478
Selling costs		(13,505)	(3,295)	(3,274)	(3,014)	(3,699)	(13,282)
General administrative costs		(4,976)	(1,105)	(1,129)	(1,060)	(1,386)	(4,680)
Other operating income		4,558	731	2,758	1,369	2,078	6,936
Other operating expenses		(5,084)	(1,291)	(1,914)	(1,203)	(1,176)	(5,584)
Operating results	2	5,429	1,456	3,087	2,767	2,558	9,868
Financial income (expense), net	3	(4,031)	(1,110)	(681)	(793)	(743)	(3,327)
of which interest expenses		(3,776)	(973)	(795)	(836)	(747)	(3,351)
Income (loss) before income taxes	4	1,398	346	2,406	1,974	1,815	6,541
Income taxes	5	225	(80)	(658)	(483)	(387)	(1,608)
Income (loss) after taxes	6	1,623	266	1,748	1,491	1,428	4,933
Income (losses) applicable to minority shareholders	7	(370)	(97)	(93)	(104)	(5)	(299)
Net income (loss)	8	1,253	169	1,655	1,387	1,423	4,634
EBIT	9	5,591	1,500	3,140	2,814	2,613	10,067
EBIT margin		10.0%	10.7%	21.8%	19.4%	17.5%	17.4%
EBITDA	10	18,475	4,516	6,155	5,805	5,839	22,315
EBITDA margin		33.1%	32.3%	42.7%	40.0%	39.0%	38.6%
Depreciation and amortization	11	(12,884)	(3,016)	(3,015)	(2,991)	(3,226)	(12,248)
Capex	12	6,234	1,019	1,517	1,275	2,125	5,936
Free-Cash-Flow (before dividend)	13	8,285	2,900	1,294	2,391	3,595	10,180
Net debt in € billion	14	46.6	44.6	43.3	40.8	35.2	35.2

Ger. GAAP Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue	1
Cost of sales		(169)	0	0	0	(77)	(77)
Gross profit from sales		(169)	0	0	0	(77)	(77)
Selling costs		(85)	0	0	0	(24)	(24)
General administrative costs		(341)	0	0	0	(137)	(137)
Other operating income		1,156	0	1,978	650	1,170	3,798
Other operating expenses		(374)	(69)	(606)	(109)	172	(612)
Operating results	2	187	(69)	1,372	541	1,104	2,948
Financial income (expense), net	3	89	0	0	0	0	0
of which interest expenses		0	0	0	0	0	0
Income (loss) before income taxes	4	276	(69)	1,372	541	1,104	2,948
Income taxes	5	755	11	(445)	(143)	12	(565)
Income (loss) after taxes	6	1,031	(58)	927	398	1,116	2,383
Income (losses) applicable to minority shareholders	7	0	0	0	0	55	55
Net income (loss)	8	1,031	(58)	927	398	1,171	2,438
EBIT	9	187	(69)	1,372	541	1,104	2,948
EBIT margin
EBITDA	10	187	(69)	1,372	541	1,107	2,951
EBITDA margin
Depreciation and amortization	11	0	0	0	0	(1)	(3)
Capex	12
Free-Cash-Flow (before dividend)	13
Net debt in € billion	14

Step 1: IFRS. Deutsche Telekom Group IFRS

IFRS adjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue	1	55,503	13,890	14,377	14,353	14,740	57,360
Cost of sales		(29,347)	(7,219)	(7,618)	(7,514)	(7,872)	(30,223)
Gross profit from sales		26,156	6,671	6,759	6,839	6,868	27,137
Selling costs		(12,742)	(3,207)	(3,072)	(3,031)	(3,503)	(12,813)
General administrative costs		(4,515)	(1,034)	(1,148)	(1,002)	(1,184)	(4,368)
Other operating income		1,851	361	398	396	479	1,634
Other operating expenses		(1,508)	(306)	(375)	(331)	(380)	(1,392)
Operating results	2	9,242	2,485	2,562	2,871	2,280	10,198
Financial income (expense), net	3	(4,878)	(1,224)	(788)	(1,024)	(937)	(3,973)
of which interest expenses		(3,880)	(937)	(919)	(864)	(779)	(3,499)
Income (loss) before income taxes	4	4,364	1,261	1,774	1,847	1,343	6,225
Income taxes	5	(1,634)	(440)	(430)	(560)	(657)	(2,087)
Income (loss) after taxes	6	2,730	821	1,344	1,287	686	4,138
Income (losses) applicable to minority shareholders	7	(457)	(130)	(122)	(135)	(94)	(481)
Net income (loss)	8	2,273	691	1,222	1,152	592	3,657
EBIT	9	9,242	2,485	2,562	2,871	2,280	10,198
EBIT margin		16.7%	17.9%	17.8%	20.0%	15.5%	17.8%
EBITDA	10	18,572	4,675	4,923	5,293	4,726	19,617
EBITDA margin		33.5%	33.7%	34.2%	36.9%	32.1%	34.2%
Depreciation and amortization	11	(9,330)	(2,190)	(2,361)	(2,422)	(2,446)	(9,419)
Capex	12	7,502	910	1,680	1,478	2,443	6,511
Free-Cash-Flow (before dividend)	13	8,691	2,951	1,325	2,440	3,595	10,311
Net debt in € billion	14	50.7	48.9	47.3	44.7	39.6	39.6

IFRS unadjusted	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue	1	55,503	13,890	14,377	14,353	14,740	57,360
Cost of sales		(29,369)	(7,219)	(8,971)	(7,515)	(7,854)	(31,559)
Gross profit from sales		26,134	6,671	5,406	6,838	6,886	25,801
Selling costs		(12,747)	(3,207)	(3,072)	(3,032)	(3,526)	(12,837)
General administrative costs		(4,596)	(1,034)	(1,148)	(1,016)	(1,307)	(4,505)
Other operating income		2,359	361	473	405	479	1,718
Other operating expenses		(2,765)	(375)	(375)	(2,852)	(314)	(3,916)
Operating results	2	8,385	2,416	1,284	343	2,218	6,261
Financial income (expense), net	3	(4,247)	(1,224)	(696)	(1,024)	201	(2,743)
of which interest expenses		(3,880)	(937)	(919)	(864)	(779)	(3,499)
Income (loss) before income taxes	4	4,138	1,192	588	(681)	2,419	3,518
Income taxes	5	(1,744)	(430)	111	(543)	(666)	(1,528)
Income (loss) after taxes	6	2,394	762	699	(1,224)	1,753	1,990
Income (losses) applicable to minority shareholders	7	(457)	(130)	(122)	(135)	(39)	(426)
Net income (loss)	8	1,937	632	577	(1,359)	1,714	1,564
EBIT	9	8,385	2,416	1,284	343	2,218	6,261
EBIT margin		15.1%	17.4%	8.9%	2.4%	15.0%	10.9%
EBITDA	10	18,689	4,606	4,998	5,193	4,592	19,389
EBITDA margin		33.7%	33.2%	34.8%	36.2%	31.2%	33.8%
Depreciation and amortization	11	(10,304)	(2,190)	(3,714)	(4,850)	(2,374)	(13,128)
Capex	12	7,502	910	1,680	1,478	2,443	6,511
Free-Cash-Flow (before dividend)	13	8,691	2,951	1,325	2,440	3,595	10,311
Net debt in € billion	14	50.7	48.9	47.3	44.7	39.6	39.6

IFRS Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue
Cost of sales	15	(22)	0	(1,353)	(1)	18	(1,336)
Gross profit from sales		(22)	0	(1,353)	(1)	18	(1,336)
Selling costs	16	(5)	0	0	(1)	(23)	(24)
General administrative costs	17	(81)	0	0	(14)	(123)	(137)
Other operating income	18	508	0	75	9	0	84
Other operating expenses	19	(1,257)	(69)	0	(2,521)	66	(2,524)
Operating results		(857)	(69)	(1,278)	(2,528)	(62)	(3,937)
Financial income (expense), net	20	631	0	92	0	1,138	1,230
of which interest expenses		0	0	0	0	0	0
Income (loss) before income taxes	21	(226)	(69)	(1,186)	(2,528)	1,076	(2,707)
Income taxes	22	(110)	10	541	17	(9)	559
Income (loss) after taxes		(336)	(59)	(645)	(2,511)	1,067	(2,148)
Income (losses) applicable to minority shareholders	23	0	0	0	0	55	55
Net income (loss)	24	(336)	(59)	(645)	(2,511)	1,122	(2,093)
EBIT	25	(857)	(69)	(1,278)	(2,528)	(62)	(3,937)
EBIT margin
EBITDA	26	117	(69)	75	(100)	(134)	(228)
EBITDA margin
Depreciation and amortization	27	(974)	0	(1,353)	(2,428)	72	(3,709)
Capex
Free-Cash-Flow (before dividend)
Net debt in € billion

Step 1: IFRS. Deutsche Telekom Group Delta

Delta IFRS adjusted	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Net revenue	1	(335)		(96)		(35)		(171)		(218)		(520)
Cost of sales		1,886		351		148		335		268		1,102
Gross profit from sales		1,551		255		113		164		50		582
Selling costs		678		88		202		(17)		172		445
General administrative costs		120		71		(19)		58		65		175
Other operating income		(1,551)		(370)		(382)		(323)		(429)		(1,504)
Other operating expenses		3,202		916		933		763		968		3,580
Operating results	2	4,000		960		847		645		826		3,278
Financial income (expense), net	3	(758)		(114)		(107)		(231)		(194)		(646)
of which interest expenses		(104)		36		(124)		(28)		(32)		(148)
Income (loss) before income taxes	4	3,242		846		740		414		632		2,632
Income taxes	5	(1,104)		(349)		(217)		(220)		(258)		(1,044)
Income (loss) after taxes	6	2,138		497		523		194		374		1,588
Income (losses) applicable to minority shareholders	7	(87)		(33)		(29)		(31)		(34)		(127)
Net income (loss)	8	2,051		464		494		163		340		1,461
EBIT	9	3,838		916		794		598		771		3,079
EBIT margin		7.0	%pts	6.7	%pts	5.5	%pts	4.4	%pts	5.4	%pts	5.5	%pts
EBITDA	10	284		90		140		29		(6)		253
EBITDA margin		0.7	%pts	0.9	%pts	1.0	%pts	0.7	%pts	0.4	%pts	0.7	%pts
Depreciation and amortization	11	3,554		826		654		569		779		2,826
Capex	12	1,268		(109)		163		203		318		575
Free-Cash-Flow (before dividend)	13	406		51		31		49		0		131
Net debt in € billion	14	4.1		4.3		4.0		3.9		4.4		4.4

Delta IFRS unadjusted	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Net revenue	1	(335)		(96)		(35)		(171)		(218)		(520)
Cost of sales		2,033		351		(1,205)		334		363		(157)
Gross profit from sales		1,698		255		(1,240)		163		145		(677)
Selling costs		758		88		202		(18)		173		445
General administrative costs		380		71		(19)		44		79		175
Other operating income		(2,199)		(370)		(2,285)		(964)		(1,599)		(5,218)
Other operating expenses		2,319		916		1,539		(1,649)		862		1,668
Operating results	2	2,956		960		(1,803)		(2,424)		(340)		(3,607)
Financial income (expense), net	3	(216)		(114)		(15)		(231)		944		584
of which interest expenses		(104)		36		(124)		(28)		(32)		(148)
Income (loss) before income taxes	4	2,740		846		(1,818)		(2,655)		604		(3,023)
Income taxes	5	(1,969)		(350)		769		(60)		(279)		80
Income (loss) after taxes	6	771		496		(1,049)		(2,715)		325		(2,943)
Income (losses) applicable to minority shareholders	7	(87)		(33)		(29)		(31)		(34)		(127)
Net income (loss)	8	684		463		(1,078)		(2,746)		291		(3,070)
EBIT	9	2,794		916		(1,856)		(2,471)		(395)		(3,806)
EBIT margin		5.1	%pts	6.7	%pts	(12.9	)%pts	(17.0	)%pts	(2.4	)%pts	(6.5	)%pts
EBITDA	10	214		90		(1,157)		(612)		(1,247)		(2,926)
EBITDA margin		0.6	%pts	0.9	%pts	(7.9	)%pts	(3.8	)%pts	(7.9	)%pts	(4.8	)%pts
Depreciation and amortization	11	2,580		826		(699)		(1,859)		852		(880)
Capex	12	1,268		(109)		163		203		318		575
Free-Cash-Flow (before dividend)	13	406		51		31		49		0		131
Net debt in € billion	14	4.1		4.3		4.0		3.9		4.4		4.4

Delta IFRS Special influences	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Net revenue
Cost of sales	15	147	0	(1,353)	(1)	95	(1,259)
Gross profit from sales		147	0	(1,353)	(1)	95	(1,259)
Selling costs	16	80	0	0	(1)	1	0
General administrative costs	17	260	0	0	(14)	14	0
Other operating income	18	(648)	0	(1,903)	(641)	(1,170)	(3,714)
Other operating expenses	19	(883)	0	606	(2,412)	(106)	(1,912)
Operating results		(1,044)	0	(2,650)	(3,069)	(1,166)	(6,885)
Financial income (expense), net	20	542	0	92	0	1,138	1,230
of which interest expenses		0	0	0	0	0	0
Income (loss) before income taxes	21	(502)	0	(2,558)	(3,069)	(28)	(5,655)
Income taxes	22	(865)	(1)	986	160	(21)	1,124
Income (loss) after taxes		(1,367)	(1)	(1,572)	(2,909)	(49)	(4,531)
Income (losses) applicable to minority shareholders	23	0	0	0	0	0	0
Net income (loss)	24	(1,367)	(1)	(1,572)	(2,909)	(49)	(4,531)
EBIT	25	(1,044)	0	(2,650)	(3,069)	(1,166)	(6,885)
EBIT margin
EBITDA	26	(70)	0	(1,297)	(641)	(1,241)	(3,179)
EBITDA margin
Depreciation and amortization	27	(974)	0	(1,353)	(2,428)	73	(3,706)
Capex
Free-Cash-Flow (before dividend)
Net debt in € billion

Step 1: IFRS. T-Com

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	28	29,206	6,975	6,882	6,806	7,151	27,814
of which domestic		25,351	6,059	5,906	5,791	6,165	23,921
of which CEE		3,855	916	976	1,015	986	3,893
Net Revenue	29	25,116	6,053	6,054	6,007	6,311	24,425
EBITDA	30	10,164	2,605	2,592	2,576	2,467	10,240
of which domestic		8,541	2,181	2,156	2,115	2,210	8,662
of which CEE		1,623	424	436	461	257	1,578
EBITDA margin		34.8%	37.3%	37.7%	37.8%	34.4%	36.8%
Special factors affecting EBITDA	31	(192)	(36)	0	(17)	(173)	(226)
EBITDA, adj.	32	10,356	2,641	2,592	2,593	2,640	10,466
of which domestic		8,667	2,217	2,156	2,116	2,249	8,738
of which CEE		1,689	424	436	477	391	1,728
EBITDA margin, adj.		35.5%	37.9%	37.7%	38.1%	36.9%	37.6%
Depreciation and amortization	33	(5,169)	(1,184)	(1,204)	(1,158)	(1,244)	(4,790)
Financial income (expense), net	34	(284)	(15)	28	45	53	111
Income (loss) before income taxes	35	4,690	1,399	1,405	1,455	1,266	5,525
Capex	36	2,129	384	521	518	907	2,330
of which domestic		1,516	292	380	384	564	1,620
of which CEE		613	92	141	134	343	710
Number of employees		139,548	125,700	125,782	125,914	124,184	125,395
of which domestic		106,571	94,506	94,943	95,583	94,937	94,992

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	28	27,884	6,632	6,544	6,369	6,708	26,253
of which domestic		25,225	6,005	5,894	5,727	6,067	23,693
of which CEE		2,659	627	650	642	641	2,560
Net Revenue	29	23,696	5,685	5,670	5,524	5,828	22,707
EBITDA	30	9,819	2,450	2,428	2,368	2,292	9,538
of which domestic		8,851	2,184	2,174	2,119	2,198	8,675
of which CEE		968	266	254	249	94	863
EBITDA margin		35.2%	36.9%	37.1%	37.2%	34.2%	36.3%
Special factors affecting EBITDA	31	(57)	(36)	0	(17)	(171)	(224)
EBITDA, adj.	32	9,876	2,486	2,428	2,385	2,463	9,762
of which domestic		8,842	2,220	2,174	2,120	2,219	8,733
of which CEE		1,034	266	254	265	244	1,029
EBITDA margin, adj.		35.4%	37.5%	37.1%	37.4%	36.7%	37.2%
Depreciation and amortization	33	(4,661)	(1,056)	(1,094)	(1,152)	(1,002)	(4,304)
Financial income (expense), net	34	(153)	225	(14)	18	113	342
Income (loss) before income taxes	35	5,005	1,619	1,320	1,234	1,403	5,576
Capex	36	1,870	345	459	488	736	2,028
of which domestic		1,483	291	368	399	576	1,634
of which CEE		387	54	91	89	160	394
Number of employees		136,416	122,515	122,590	122,724	120,985	122,203
of which domestic		106,571	94,506	94,943	95,583	94,937	94,992

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	28	(135)	(57)	(9)	(63)	(99)	(228)
of which domestic		(126)	(54)	(12)	(64)	(98)	(228)
of which CEE		(9)	(3)	3	1	(1)	(0)
Net Revenue	29	(1,420)	(368)	(384)	(483)	(483)	(1,718)
EBITDA	30	253	(6)	23	(19)	(21)	(23)
of which domestic		310	3	18	4	(12)	13
of which CEE		(57)	(9)	5	(23)	(9)	(36)
EBITDA margin
Special factors affecting EBITDA	31	135	0	0	0	0	0
EBITDA, adj.	32	118	(6)	23	(19)	(21)	(23)
of which domestic		175	3	18	4	(30)	(5)
of which CEE		(57)	(9)	5	(23)	9	(18)
EBITDA margin, adj.
Depreciation and amortization	33	213	78	59	(101)	186	222
Financial income (expense), net	34	(155)	(38)	(41)	(40)	(42)	(161)
Income (loss) before income taxes	35	332	41	51	(151)	132	74
Capex	36	(30)	(1)	(12)	14	12	13
of which domestic		(33)	(1)	(12)	15	12	14
of which CEE		3	0	0	(1)	0	(1)
Number of employees		0	0	0	0	0	0
of which domestic		0	0	0	0	0	0

IFRS figures CEE mobile	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue		1,187	286	329	374	344	1,333
of which domestic		0	0	0	0	0	0
of which CEE		1,187	286	329	374	344	1,333
Net Revenue
EBITDA		598	149	187	189	154	679
of which domestic		0	0	0	0	0	0
of which CEE		598	149	187	189	154	679
EBITDA margin		50.4%	52.1%	56.8%	50.5%	44.8%	50.9%
Special factors affecting EBITDA		0	0	0	0	(2)	(2)
EBITDA, adj.		598	149	187	189	156	681
of which domestic		0	0	0	0	0	0
of which CEE		598	149	187	189	156	681
EBITDA margin, adj.		50.4%	52.1%	56.8%	50.5%	45.3%	51.1%
Depreciation and amortization		(295)	(50)	(51)	(107)	(56)	(264)
Financial income (expense), net		(286)	(278)	1	(13)	(102)	(392)
Income (loss) before income taxes		17	(179)	136	70	(5)	23
Capex		229	38	50	44	183	315
of which domestic		0	0	0	0	0	0
of which CEE		229	38	50	44	183	315
Number of employees		3,132	3,185	3,192	3,190	3,198	3,192
of which domestic		0	0	0	0	0	0

Step 1: IFRS. T-Mobile

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	46	22,778	5,944	6,237	6,479	6,335	24,995
Net Revenue	47	21,572	5,678	6,005	6,273	6,132	24,088
EBITDA	48	7,016	1,677	3,210	2,798	2,911	10,596
EBITDA margin		30.8%	28.2%	51.5%	43.2%	46.0%	42.4%
Special factors affecting EBITDA	49	345	0	1,280	636	1,012	2,928
EBITDA, adj.	50	6,671	1,677	1,930	2,162	1,899	7,668
EBITDA margin, adj.		29.3%	28.2%	30.9%	33.4%	30.0%	30.7%
Depreciation and amortization	51	(5,196)	(1,234)	(1,270)	(1,282)	(1,302)	(5,088)
Financial income (expense), net	52	(895)	(265)	(65)	(203)	(241)	(774)
Income (loss) before income taxes	53	831	156	1,846	1,287	1,347	4,636
Capex	54	3,012	452	644	471	844	2,411
Number of employees		41,767	43,152	44,215	44,920	44,617	44,226

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	46	24,198	6,272	6,649	6,914	6,692	26,527
Net Revenue	47	22,804	5,966	6,372	6,663	6,449	25,450
EBITDA	48	7,202	1,826	2,202	2,369	2,066	8,463
EBITDA margin		29.8%	29.1%	33.1%	34.3%	30.9%	31.9%
Special factors affecting EBITDA	49	0	0	75	(5)	(2)	68
EBITDA, adj.	50	7,202	1,826	2,127	2,374	2,068	8,395
EBITDA margin, adj.		29.8%	29.1%	32.0%	34.3%	30.9%	31.6%
Depreciation and amortization	51	(3,768)	(685)	(2,166)	(3,215)	(887)	(6,953)
Financial income (expense), net	52	(465)	(274)	(94)	(224)	663	71
Income (loss) before income taxes	53	2,969	867	(58)	(1,070)	1,842	1,581
Capex	54	3,820	403	793	606	1,092	2,894
Number of employees		44,899	46,337	47,407	48,111	47,815	47,418

Step 1: IFRS. T-Mobile

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	46	(55)	(19)	14	3	(48)	(50)
Net Revenue	47	(55)	(18)	13	3	(49)	(51)
EBITDA	48	(417)	1	(1,187)	(628)	(995)	(2,809)
Special factors affecting EBITDA	49	(345)	0	(1,205)	(641)	(1,014)	(2,860)
EBITDA, adj.	50	(72)	1	18	13	19	51
Depreciation and amortization	51	1,720	599	(844)	(1,825)	484	(1,586)
Financial income (expense), net	52	448	(4)	(25)	(13)	916	874
Income (loss) before income taxes	53	1,845	618	(2,027)	(2,440)	426	(3,423)
Capex	54	586	(91)	95	93	87	184
Number of employees		0	0	0	0	0	0

Delta CEE	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue		1,475	347	398	432	405	1,582
Net Revenue		1,287	306	354	387	366	1,413
EBITDA		603	148	179	199	150	676
EBITDA margin		40.9%	42.7%	45.0%	46.1%	37.0%	42.7%
Special factors affecting EBITDA		0	0	0	0	0	0
EBITDA, adj.		603	148	179	199	150	676
EBITDA margin, adj.		40.9%	42.7%	45.0%	46.1%	37.0%	42.7%
Depreciation and amortization		(292)	(50)	(52)	(108)	(69)	(279)
Financial income (expense), net		(18)	(5)	(4)	(8)	(12)	(29)
Income (loss) before income taxes		293	93	123	83	69	368
Capex		222	42	54	42	161	299
Number of employees		3,132	3,185	3,192	3,190	3,198	3,192

Step 1: IFRS. T-Mobile Deutschland.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	55	8,479	2,121	2,161	2,238	2,184	8,704
EBITDA	56	3,598	773	832	916	942	3,463
EBITDA margin		42.4%	36.4%	38.5%	40.9%	43.1%	39.8%
Special factors affecting EBITDA		(7)	0	0	(5)	(2)	(7)
EBITDA, adj.	56	3,605	773	832	921	944	3,470
EBITDA margin, adj.		42.5%	36.4%	38.5%	41.2%	43.2%	39.9%
Capex	57	462	57	72	83	159	371

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	55	0		(1)		18		23		1		41
EBITDA	56	77		30		48		37		55		170
EBITDA margin		0.9	%pts	1.4	%pts	1.9	%pts	1.2	%pts	2.5	%pts	1.8	%pts
Special factors affecting EBITDA		7		0		0		0		0		0
EBITDA, adj.	56	70		30		48		37		55		170
EBITDA margin, adj.		0.8	%pts	1.4	%pts	1.9	%pts	1.2	%pts	2.5	%pts	1.8	%pts
Capex	57	325		1		24		36		42		103

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	55	8,479	2,120	2,179	2,261	2,185	8,745
EBITDA	56	3,675	803	880	953	997	3,633
EBITDA margin		43.3%	37.9%	40.4%	42.1%	45.6%	41.6%
Special factors affecting EBITDA		0	0	0	(5)	(2)	(7)
EBITDA, adj.	56	3,675	803	880	958	999	3,640
EBITDA margin, adj.		43.3%	37.9%	40.4%	42.4%	45.7%	41.6%
Capex	57	787	58	96	119	201	474

Step 1: IFRS. T-Mobile UK.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	58	4,303	1,133	1,108	1,106	,997	4,344
EBITDA	58	1,060	385	440	384	233	1,442
EBITDA margin		24.6%	34.0%	39.7%	34.7%	23.4%	33.2%
Special factors affecting EBITDA		0	0	75	0	0	75
EBITDA, adj.	58	1,060	385	365	384	233	1,367
EBITDA margin, adj.		24.6%	34.0%	32.9%	34.7%	23.4%	31.5%
Capex	58	361	66	91	100	104	361

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	58	9		0		0		0		0		0
EBITDA	58	13		(1)		4		6		4		13
EBITDA margin		0.3	%pts	(0.1	)%pts	0.4	%pts	0.5	%pts	0.4	%pts	0.3	%pts
Special factors affecting EBITDA		0		0		0		0		0		0
EBITDA, adj.	58	13		(1)		4		6		4		13
EBITDA margin, adj.		0.3	%pts	(0.1	)%pts	0.4	%pts	0.5	%pts	0.4	%pts	0.3	%pts
Capex	58	20		1		(1)		(3)		20		17

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	58	4,312	1,133	1,108	1,106	997	4,344
EBITDA	58	1,073	384	444	390	237	1,455
EBITDA margin		24.9%	33.9%	40.1%	35.2%	23.8%	33.5%
Special factors affecting EBITDA		0	0	75	0	0	75
EBITDA, adj.	58	1,073	384	369	390	237	1,380
EBITDA margin, adj.		24.9%	33.9%	33.3%	35.2%	23.8%	31.8%
Capex	58	381	67	90	97	124	378

Step 1: IFRS. T-Mobile USA.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	59	7,416	2,070	2,320	2,477	2,499	9,366
EBITDA	60	1,506	405	1,794	1,298	631	4,128
EBITDA margin		20.3%	19.6%	77.3%	52.4%	25.3%	44.1%
Special factors affecting EBITDA	61	0	0	1,205	641	73	1,919
EBITDA, adj.	62	1,506	405	589	657	558	2,209
EBITDA margin, adj.		20.3%	19.6%	25.4%	26.5%	22.3%	23.6%
Capex	63	1,817	289	419	197	415	1,320

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	59	(53)		(17)		(3)		(19)		(49)		(88)
EBITDA	60	(182)		(36)		(1,241)		(673)		(122)		(2,072)
EBITDA margin		(2.3	)%pts	(1.6	)%pts	(53.5	)%pts	(27.0	)%pts	(4.5	)%pts	(21.9	)%pts
Special factors affecting EBITDA	61	0		0		(1,205)		(641)		(73)		(1,919)
EBITDA, adj.	62	(182)		(36)		(36)		(32)		(49)		(153)
EBITDA margin, adj.		(2.3	)%pts	(1.6	)%pts	(1.5	)%pts	(1.1	)%pts	(1.6	)%pts	(1.4	)%pts
Capex	63	195		(98)		63		51		(3)		13

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	59	7,363	2,053	2,317	2,458	2,450	9,278
EBITDA	60	1,324	369	553	625	509	2,056
EBITDA margin		18.0%	18.0%	23.9%	25.4%	20.8%	22.2%
Special factors affecting EBITDA	61	0	0	0	0	0	0
EBITDA, adj.	62	1,324	369	553	625	509	2,056
EBITDA margin, adj.		18.0%	18.0%	23.9%	25.4%	20.8%	22.2%
Capex	63	2,012	191	482	248	412	1,333

Step 1: IFRS. T-Mobile Netherlands.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	64	861	250	267	270	259	1,046
EBITDA	64	45	1	31	55	40	127
EBITDA margin		5.2%	0.4%	11.6%	20.4%	15.4%	12.1%
Special factors affecting EBITDA	64	0	0	0	0	0	0
EBITDA, adj.	64	45	1	31	55	40	127
EBITDA margin, adj.		5.2%	0.4%	11.6%	20.4%	15.4%	21.1%
Capex	64	139	17	20	29	72	138

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	64	(1)		0		0		0		0		0
EBITDA	64	17		2		6		3		6		17
EBITDA margin		2.0	%pts	0.8	%pts	2.2	%pts	1.1	%pts	2.3	%pts	1.6	%pts
Special factors affecting EBITDA	64	0		0		0		0		0		0
EBITDA, adj.	64	17		2		6		3		6		17
EBITDA margin, adj.		2.0	%pts	0.8	%pts	2.2	%pts	1.1	%pts	2.3	%pts	1.6	%pts
Capex	64	37		2		5		5		7		19

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	64	860	250	267	270	259	1,046
EBITDA	64	62	3	37	58	46	144
EBITDA margin		7.2%	1.2%	13.9%	21.5%	17.8%	13.8%
Special factors affecting EBITDA	64	0	0	0	0	0	0
EBITDA, adj.	64	62	3	37	58	46	144
EBITDA margin, adj.		7.2%	1.2%	13.9%	21.5%	17.8%	13.8%
Capex	64	176	19	25	34	79	157

Step 1: IFRS. T-Mobile Austria.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	65	1,098	236	210	222	215	883
EBITDA	65	340	55	50	66	65	236
EBITDA margin		31.0%	23.3%	23.8%	29.7%	30.2%	26.7%
Special factors affecting EBITDA	65	0	0	0	0	0	0
EBITDA, adj.	65	340	55	50	66	65	236
EBITDA margin, adj.		31.0%	23.3%	23.8%	29.7%	30.2%	26.7%
Capex	65	122	13	24	44	36	117

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	65	0		(1)		0		(1)		1		(1)
EBITDA	65	6		0		1		0		3		4
EBITDA margin		0.5	%pts	0.1	%pts	0.5	%pts	0.1	%pts	1.2	%pts	0.5	%pts
Special factors affecting EBITDA	65	0		0		0		0		0		0
EBITDA, adj.	65	6		0		1		0		3		4
EBITDA margin, adj.		0.5	%pts	0.1	%pts	0.5	%pts	0.1	%pts	1.2	%pts	0.5	%pts
Capex	65	3		0		1		0		7		8

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	65	1,098	235	210	221	216	882
EBITDA	65	346	55	51	66	68	240
EBITDA margin		31.5%	23.4%	24.3%	29.9%	31.5%	27.2%
Special factors affecting EBITDA	65	0	0	0	0	0	0
EBITDA, adj.	65	346	55	51	66	68	240
EBITDA margin, adj.		31.5%	23.4%	24.3%	29.9%	31.5%	27.2%
Capex	65	125	13	25	44	43	125

Step 1: IFRS. T-Mobile CZ.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	65	768	186	204	213	225	828
EBITDA	65	339	84	89	105	84	362
EBITDA margin		44.1%	45.2%	43.6%	49.3%	37.3%	43.7%
Special factors affecting EBITDA	65	0	0	0	0	0	0
EBITDA, adj.	65	339	84	89	105	84	362
EBITDA margin, adj.		44.1%	45.2%	43.6%	49.3%	37.3%	43.7%
Capex	65	85	7	14	16	51	88

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	65	(11)		0		(1)		0		0		(1)
EBITDA	65	1		2		1		(3)		2		2
EBITDA margin		0.8	%pts	1.1	%pts	0.7	%pts	(1.4	)%pts	0.9	%pts	0.3	%pts
Special factors affecting EBITDA	65	0		0		0		0		0		0
EBITDA, adj.	65	1		2		1		(3)		2		2
EBITDA margin, adj.		0.8	%pts	1.1	%pts	0.7	%pts	(1.4	)%pts	0.9	%pts	0.3	%pts
Capex	65	2		1		2		0		11		14

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	65	757	186	203	213	225	827
EBITDA	65	340	86	90	102	86	364
EBITDA margin		44.9%	46.2%	44.3%	47.9%	38.2%	44.0%
Special factors affecting EBITDA	65	0	0	0	0	0	0
EBITDA, adj.	65	340	86	90	102	86	364
EBITDA margin, adj.		44.9%	46.2%	44.3%	47.9%	38.2%	44.0%
Capex	65	87	8	16	16	62	102

Step 1: IFRS. T-Systems.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	67	10,614	2,475	2,625	2,564	2,873	10,537
Net revenue	68	7,184	1,722	1,813	1,747	1,956	7,238
EBITDA	69	1,412	301	318	392	346	1,357
EBITDA margin		13.3%	12.2%	12.1%	15.3%	12.0%	12.9%
Special factors affecting EBITDA	70	(3)	0	(43)	(5)	(68)	(116)
EBITDA, adj.	71	1,415	301	361	397	414	1,473
EBITDA margin, adj.		13.3%	12.2%	13.8%	15.5%	14.4%	14.0%
Depreciation and amortization	72	(1,499)	(340)	(350)	(342)	(356)	(1,388)
EBIT	73	(87)	(39)	(32)	50	(10)	(31)
Financial income (expense), net	74	(486)	(150)	(5)	(9)	(10)	(174)
Income (loss) before income taxes	75	(581)	(190)	(38)	39	(22)	(211)
Capex	76	660	127	194	181	218	720
Number of employees		42,108	40,352	39,867	39,750	39,551	39,880

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	67	10,469	2,464	2,616	2,503	2,786	10,369
Net revenue	68	7,034	1,711	1,796	1,647	1,889	7,043
EBITDA	69	1,528	326	327	349	307	1,309
EBITDA margin		14.6%	13.2%	12.5%	13.9%	11.0%	12.6%
Special factors affecting EBITDA	70	67	0	(43)	(5)	(68)	(116)
EBITDA, adj.	71	1,461	326	370	354	375	1,425
EBITDA margin, adj.		14.0%	13.2%	14.1%	14.1%	13.5%	13.7%
Depreciation and amortization	72	(1,022)	(226)	(236)	(224)	(235)	(921)
EBIT	73	506	100	91	125	72	388
Financial income (expense), net	74	(522)	(161)	(23)	(169)	(24)	(377)
Income (loss) before income taxes	75	(15)	(61)	68	(44)	48	11
Capex	76	866	137	204	186	292	819
Number of employees		42,108	40,352	39,867	39,750	39,551	39,880

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	67	(145)		(11)		(9)		(61)		(87)		(168)
Net revenue	68	(150)		(11)		(17)		(100)		(67)		(195)
EBITDA	69	116		25		9		(43)		(39)		(48)
EBITDA margin		1.3	%pts	1.1	%pts	0.4	%pts	(1.3	)%pts	(1.0	)%pts	(0.3	)%pts
Special factors affecting EBITDA	70	70		0		0		0		0		0
EBITDA, adj.	71	46		25		9		(43)		(39)		(48)
EBITDA margin, adj.		0.6	%pts	1.1	%pts	0.4	%pts	(1.4	)%pts	(0.9	)%pts	(0.2	)%pts
Depreciation and amortization	72	477		114		114		118		121		467
EBIT	73	593		139		123		75		82		419
Financial income (expense), net	74	(36)		(11)		(18)		(160)		(14)		(203)
Income (loss) before income taxes	75	566		129		106		(83)		70		222
Capex	76	206		10		10		5		74		99
Number of employees		0		0		0		0		0		0

Step 1: IFRS. T-Online.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	37	1,851	493	500	464	522	1,979
Net revenue	38	1,662	453	456	419	465	1,793
EBITDA	39	335	119	128	110	62	419
EBITDA margin		18.1%	24.1%	25.6%	23.7%	11.9%	21.2%
Special factors affecting EBITDA	40	25	0	0	(1)	0	(1)
EBITDA, adj.	41	310	119	128	111	62	420
EBITDA margin, adj.		16.7%	24.1%	25.6%	23.9%	11.9%	21.2%
Depreciation and amortization	42	(430)	(109)	(111)	(112)	(120)	(452)
Financial income (expense), net	43	200	27	28	26	28	109
Income (loss) before income taxes	44	104	37	45	24	(33)	73
Capex	45	81	12	18	15	65	110
Number of employees		2,637	2,918	2,945	2,981	3,007	2,963

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	37	1,851	489	499	486	538	2,012
Net revenue	38	1,663	448	455	441	480	1,824
EBITDA	39	339	118	129	135	81	463
EBITDA margin		18.3%	24.1%	25.9%	27.8%	15.1%	23.0%
Special factors affecting EBITDA	40	24	0	0	(1)	0	(1)
EBITDA, adj.	41	315	118	129	136	81	464
EBITDA margin, adj.		17.0%	24.1%	25.9%	28.0%	15.1%	23.1%
Depreciation and amortization	42	(82)	(22)	(24)	(24)	(38)	(108)
Financial income (expense), net	43	146	30	32	30	32	124
Income (loss) before income taxes	44	403	126	137	141	75	479
Capex	45	90	13	18	19	71	121
Number of employees		2,637	2,918	2,945	2,981	3,007	2,963

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	37	0		(4)		(1)		22		16		33
Net revenue	38	1		(5)		(1)		22		15		31
EBITDA	39	4		(1)		1		25		19		44
EBITDA margin		0.2	%pts	0.0	%pts	0.3	%pts	4.1	%pts	3.2	%pts	1.8	%pts
Special factors affecting EBITDA	40	(1)		0		0		0		0		0
EBITDA, adj.	41	5		(1)		1		25		19		44
EBITDA margin, adj.		0.3	%pts	(0.0	)%pts	0.3	%pts	4.1	%pts	3.2	%pts	1.8	%pts
Depreciation and amortization	42	348		87		87		88		82		344
Financial income (expense), net	43	(54)		3		4		4		4		15
Income (loss) before income taxes	44	299		89		92		117		108		406
Capex	45	9		1		0		4		6		11
Number of employees		0		0		0		0		0		0

Step 1: IFRS. GHS.

Ger. GAAP	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	77	4,268	1,090	1,154	1,164	1,093	4,501
Net revenue	78	304	80	84	78	94	336
EBITDA	79	(276)	(163)	(81)	69	(142)	(317)
of which Vivento	80	(434)	(250)	(261)	(152)	(123)	(786)
EBITDA margin		(6.5)%	(15.0)%	(7.0)%	5.9%	(13.0)%	(7.0)%
Special factors affecting EBITDA	81	40	(33)	135	21	176	299
EBITDA, adj.	82	(316)	(130)	(216)	48	(318)	(616)
of which Vivento	83	(491)	(217)	(304)	(183)	(186)	(890)
EBITDA margin, adj.		(7.4)%	(11.9)%	(18.7)%	4.1%	(29.1)%	(13.7)%
Depreciation and amortization	84	(881)	(212)	(173)	(180)	(281)	(846)
Financial income (expense), net	85	(2,877)	(768)	(574)	(676)	(554)	(2,572)
Income (loss) before income taxes	86	(4,071)	(1,156)	(839)	(799)	(998)	(3,792)
Capex	87	416	57	131	124	178	490
Number of employees		25,203	36,239	34,976	34,795	34,371	35,095

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	77	4,266	1,085	1,150	1,159	1,089	4,483
Net revenue	78	306	80	84	78	94	336
EBITDA	79	(113)	(65)	(51)	76	(334)	(374)
of which Vivento	80	n.a.	(208)	(229)	(117)	(185)	(739)
EBITDA margin		(2.6)%	(6.0)%	(4.4)%	6.6%	(30.7)%	(8.3)%
Special factors affecting EBITDA	81	107	(33)	43	21	(39)	(8)
EBITDA, adj.	82	(220)	(32)	(94)	55	(295)	(366)
of which Vivento	83	n.a.	(175)	(272)	(148)	(199)	(794)
EBITDA margin, adj.		(5.2)%	(2.9)%	(8.2)%	4.7%	(27.1)%	(8.2)%
Depreciation and amortization	84	(820)	(212)	(206)	(247)	(249)	(914)
Financial income (expense), net	85	(3,329)	(812)	(652)	(665)	(559)	(2,688)
Income (loss) before income taxes	86	(4,262)	(1,089)	(909)	(836)	(1,142)	(3,976)
Capex	87	895	61	150	189	304	704
Number of employees		25,203	36,239	34,976	34,795	34,371	35,095

Delta IFRS	FN	FY 2003		Q1 2004		Q2 2004		Q3 2004		Q4 2004		FY 2004
Total revenue	77	(2)		(5)		(4)		(5)		(4)		(18)
Net revenue	78	2		(0)		0		0		(0)		(0)
EBITDA	79	163		98		30		7		(192)		(57)
of which Vivento	80	n.a.		42		32		35		(62)		47
EBITDA margin		3.8	%pts	9.0	%pts	2.6	%pts	0.6	%pts	(17.7	)%pts	(1.3	)%pts
Special factors affecting EBITDA	81	67		0		(92)		0		(215)		(307)
EBITDA, adj.	82	96		98		122		7		23		250
of which Vivento	83	n.a.		42		32		35		(13)		96
EBITDA margin, adj.		2.2	%pts	9.0	%pts	10.5	%pts	0.6	%pts	2.0	%pts	5.5	%pts
Depreciation and amortization	84	61		0		(33)		(67)		32		(68)
Financial income (expense), net	85	(452)		(44)		(78)		11		(5)		(116)
Income (loss) before income taxes	86	(191)		67		(70)		(37)		(144)		(184)
Capex	87	479		4		19		65		126		214
Number of employees		0		0		0		0		0		0

HGB	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue		(12,879)	(2,991)	(2,986)	(2,953)	(3,016)	(11,946)
Net revenue		0	0	0	0	0	0
EBITDA		(176)	(23)	(12)	(140)	195	20
Special factors affecting EBITDA		(28)	0	0	(93)	160	67
EBITDA, adj.		(148)	(23)	(12)	(47)	35	(47)
Depreciation and amortization		291	63	93	83	77	316
Financial income (expense), net		311	61	(93)	24	(19)	(27)
Income (loss) before income taxes		425	100	(13)	(32)	255	310
Capex		(64)	(13)	9	(34)	(87)	(125)

IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue		(13,165)	(3,052)	(3,081)	(3,078)	(3,073)	(12,284)
Net revenue		0	0	0	0	0	0
EBITDA		(86)	(49)	(37)	(104)	180	(10)
Special factors affecting EBITDA		(24)	0	0	(93)	146	53
EBITDA, adj.		(62)	(49)	(37)	(11)	34	(63)
Depreciation and amortization		49	11	12	12	37	72
Financial income (expense), net		76	(232)	55	(14)	(24)	(215)
Income (loss) before income taxes		39	(270)	30	(106)	193	(153)
Capex		(39)	(49)	56	(10)	(52)	(55)

Delta IFRS	FN	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue		(286)	(61)	(95)	(125)	(57)	(338)
Net revenue		0	0	0	0	0	0
EBITDA		90	(26)	(25)	36	(15)	(30)
Special factors affecting EBITDA		4	0	0	0	(14)	(14)
EBITDA, adj.		86	(26)	(25)	36	(1)	(16)
Depreciation and amortization		(242)	(52)	(81)	(71)	(40)	(244)
Financial income (expense), net		(235)	(293)	148	(38)	(5)	(188)
Income (loss) before income taxes		(386)	(370)	43	(74)	(62)	(463)
Capex		25	(36)	47	24	35	70

Step 2: New structure. Broadband / Fixed Network.

Broadband / Fixed Network	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	28,295	6,941	6,809	6,609	6,651	27,010
of which domestic	25,519	6,274	6,109	5,921	5,958	24,262
of which international	2,776	667	700	688	693	2,748
Net revenue	23,197	5,653	5,609	5,433	5,714	22,409
EBITDA	10,368	2,559	2,577	2,477	2,340	9,953
of which domestic	9,445	2,296	2,324	2,222	2,248	9,090
of which international	923	263	253	255	92	863
EBITDA margin	36.6%	36.9%	37.8%	37.5%	35.5%	36.8%
Special factors affecting EBITDA	(40)	(33)	0	(18)	(169)	(220)
EBITDA, adj.	10,408	2,592	2,577	2,495	2,509	10,173
of which domestic	9,419	2,329	2,324	2,224	2,285	9,162
of which international	989	263	253	271	224	1,011
EBITDA margin, adj.	36.8%	37.3%	37.8%	37.8%	37.7%	37.7%
Depreciation and amortization	(4,747)	(1,082)	(1,122)	(1,181)	(1,023)	(4,408)
Financial income (expense), net	(15)	261	20	49	149	479
Income (loss) before income taxes	5,606	1,738	1,475	1,345	1,466	6,024
Capex	1,994	358	465	498	798	2,119
of which domestic	1,588	298	368	404	628	1,698
of which international	406	60	97	94	170	421
Number of employees	128,064	114,748	114,860	116,549	115,010	115,292
of which domestic	97,520	85,928	86,390	88,605	88,146	87,267

T-Com	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	27,206	6,599	6,470	6,254	6,278	25,601
of which domestic	24,599	5,982	5,825	5,618	5,644	23,069
of which international	2,607	617	645	636	634	2,532
Net revenue	21,534	5,205	5,154	4,992	5,234	20,585
EBITDA	10,080	2,457	2,440	2,342	2,265	9,504
of which domestic	9,111	2,191	2,186	2,093	2,171	8,641
of which international	969	266	254	249	94	863
EBITDA margin	37.1%	37.2%	37.7%	37.4%	36.1%	37.1%
Special factors affecting EBITDA	(40)	(33)	0	(17)	(169)	(219)
EBITDA, adj.	10,120	2,490	2,440	2,359	2,434	9,723
of which domestic	9,085	2,224	2,186	2,094	2,208	8,712
of which international	1,035	266	254	265	226	1,011
EBITDA margin, adj.	37.2%	37.7%	37.7%	37.7%	38.8%	38.0%
Depreciation and amortization	(4,665)	(1,058)	(1,096)	(1,155)	(1,007)	(4,316)
Financial income (expense), net	(161)	230	(11)	19	116	354
Income (loss) before income taxes	5,254	1,629	1,333	1,206	1,374	5,542
Capex	1,839	345	447	479	727	1,998
of which domestic	1,452	291	356	390	567	1,604
of which international	387	54	91	89	160	394
Number of employees	125,428	111,830	111,915	113,568	112,002	112,329
Of which domestic	95,583	83,821	84,269	86,427	85,954	85,118

T-Online	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	1,851	489	499	486	538	2,012
Net revenue	1,663	448	455	441	480	1,824
EBITDA	339	118	129	135	81	463
EBITDA margin	18.3%	24.1%	25.9%	27.8%	15.1%	23.0%
Special factors affecting EBITDA	24	0	0	(1)	0	(1)
EBITDA, adj.	315	118	129	136	81	464
EBITDA margin, adj.	17.0%	24.1%	25.9%	28.0%	15.1%	23.1%
Depreciation and amortization	(82)	(22)	(24)	(24)	(38)	(108)
Financial income (expense), net	146	30	32	30	32	124
Income (loss) before income taxes	403	126	137	141	75	479
Capex	90	13	18	19	71	121
Number of employees	2,637	2,918	2,945	2,981	3,007	2,963
of which domestic	1,937	2,107	2,121	2,178	2,192	2,149

Transfer out	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	2,730	563	602	585	1,047	2,797
Net revenue	2,955	676	708	664	745	2,793
EBITDA	(73)	8	14	37	30	89
EBITDA margin	(2.7)%	1.4%	2.3%	6.3%	2.9%	3.2%
Special factors affecting EBITDA	17	4	0	0	2	6
EBITDA, adj.	(90)	4	14	37	28	83
EBITDA margin, adj.	(3.3)%	0.7%	2.3%	6.3%	2.7%	3.0%
Depreciation and amortization	(64)	(16)	(16)	(14)	(11)	(57)
Financial income (expense), net	78	(11)	16	12	38	55
Income (loss) before income taxes	(59)	(19)	14	35	57	87
Capex	51	6	16	9	1	30
Number of employees	11,868	11,313	11,306	9,789	9,617	10,506

Transfer in	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	1,884	418	396	322	316	1,452
Net revenue	793	196	192	132	151	671
EBITDA	187	4	22	8	13	47
EBITDA margin	9.9%	1.0%	5.6%	2.5%	4.1%	3.2%
Special factors affecting EBITDA	0	0	0	0	0	0
EBITDA, adj.	187	4	22	8	13	47
EBITDA margin, adj.	9.9%	1.0%	5.6%	2.5%	4.1%	3.2%
Depreciation and amortization	(65)	(17)	(18)	(14)	(16)	(65)
Financial income (expense), net	(7)	1	(2)	(3)	1	(3)
Income (loss) before income taxes	115	(12)	2	(9)	(2)	(21)
Capex	17	4	3	0	2	8
Number of employees	880	628	631	633	634	631

Step 2: New structure. Business Customers.

Business Customers	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	12,937	3,075	3,272	3,169	3,441	12,957
Net revenue	9,267	2,209	2,327	2,200	2,505	9,241
EBITDA	1,532	390	383	448	295	1,517
EBITDA margin	11.8%	12.7%	11.7%	14.1%	8.6%	11.7%
Special factors affecting EBITDA	50	(3)	(43)	(5)	(70)	(121)
EBITDA, adj.	1,482	393	426	453	365	1,638
EBITDA margin, adj.	11.5%	12.8%	13.0%	14.3%	10.6%	12.6%
Depreciation and amortization	(1,066)	(232)	(243)	(234)	(238)	(947)
EBIT	466	159	140	214	57	570
Financial income (expense), net	(515)	(166)	(24)	(173)	(26)	(389)
Income (loss) before income taxes	(49)	(7)	116	41	31	181
Capex	934	139	222	201	307	868
Number of employees	54,390	52,357	52,729	51,593	51,232	51,978

Business Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	4,702	1,168	1,170	1,129	1,242	4,709
Net revenue	4,571	1,062	1,088	1,050	1,097	4,297
EBITDA	149	71	56	79	46	252
EBITDA margin	3.2%	6.1%	4.8%	7.0%	3.7%	5.4%
Special factors affecting EBITDA	89	(3)	(43)	(5)	(70)	(121)
EBITDA, adj.	60	74	99	84	116	373
EBITDA margin, adj.	1.3%	6.3%	8.5%	7.4%	9.3%	7.9%
Depreciation and amortization	(272)	(58)	(60)	(54)	(58)	(229)
EBIT	(123)	13	(4)	25	(11)	23
Financial income (expense), net	5	(3)	(4)	(1)	(7)	(15)
Income (loss) before income taxes	(118)	9	(8)	24	(18)	7
Capex	166	25	51	42	50	167
Number of employees	17,836	17,247	17,210	15,734	15,606	16,449

Enterprise Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	8,235	1,907	2,102	2,039	2,200	8,248
Net revenue	4,696	1,147	1,239	1,150	1,408	4,944
EBITDA	1,383	319	328	369	249	1,265
EBITDA margin	16.8%	16.7%	15.6%	18.1%	11.3%	15.3%
Special factors affecting EBITDA	(39)	0	0	0	0	0
EBITDA, adj.	1,422	319	328	369	249	1,265
EBITDA margin, adj.	17.3%	16.7%	15.6%	18.1%	11.3%	15.3%
Depreciation and amortization	(796)	(174)	(184)	(180)	(181)	(718)
EBIT	589	146	144	189	68	547
Financial income (expense), net	(374)	(131)	8	(136)	(9)	(268)
Income (loss) before income taxes	215	14	155	53	51	274
Capex	768	114	171	159	257	701
Number of employees	36,554	35,110	35,520	35,860	35,626	35,529

Transfer out	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	1,604	384	387	309	305	1,385
Net revenue	793	196	192	132	151	671
EBITDA	232	16	27	14	20	78
EBITDA margin	14.5%	4.2%	7.0%	4.5%	6.6%	5.6%
Special factors affecting EBITDA	0	0	0	0	0	0
EBITDA, adj.	232	16	27	14	20	78
EBITDA margin, adj.	14.5%	4.2%	7.0%	4.5%	6.6%	5.6%
Depreciation and amortization	(65)	(17)	(18)	(15)	(15)	(65)
EBIT	167	(1)	10	(1)	5	13
Financial income (expense), net	(7)	0	(4)	0	1	(3)
Income (loss) before income taxes	161	(1)	5	0	6	10
Capex	17	4	3	0	2	8
Number of employees	880	628	631	633	634	631

Transfer in Enterprise Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	1,007	222	272	276	202	972
Net revenue	71	18	15	21	22	76
EBITDA	283	56	70	78	(21)	183
EBITDA margin	28.1%	25.3%	25.7%	28.2%	(10.5)%	18.8%
Special factors affecting EBITDA	0	0	0	0	0	0
EBITDA, adj.	283	56	70	78	(21)	183
EBITDA margin, adj.	28.1%	25.3%	25.7%	28.2%	(10.5)%	18.8%
Depreciation and amortization	(49)	(8)	(10)	(10)	(9)	(37)
EBIT	234	48	60	67	(30)	145
Financial income (expense), net	0	0	(1)	0	3	2
Income (loss) before income taxes	233	48	60	67	(27)	148
Capex	33	2	6	7	17	31
Number of employees	1,294	1,320	2,189	2,687	2,698	2,223

Transfer in Business Services	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total revenue	4,463	1,044	1,097	976	1,176	4,293
Net revenue	2,955	676	708	664	745	2,793
EBITDA	(27)	19	17	48	26	110
EBITDA margin	(0.6)%	1.8%	1.6%	4.9%	2.2%	2.6%
Special factors affecting EBITDA	(17)	(3)	0	0	(2)	(5)
EBITDA, adj.	(10)	22	17	48	28	115
EBITDA margin, adj.	(0.2)%	2.1%	1.5%	4.9%	2.4%	2.7%
Depreciation and amortization	(64)	(16)	(16)	(14)	(11)	(57)
EBIT	(91)	3	1	34	15	54
Financial income (expense), net	1	(4)	(5)	(4)	(2)	(15)
Income (loss) before income taxes	(91)	(1)	(4)	30	13	38
Capex	50	6	19	10	13	48
Number of employees	11,868	11,313	11,306	9,789	9,617	10,506

Step 2: New structure. GHS.

GHS	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	3,271	866	882	887	891	3,526
Net Revenue	235	62	69	57	72	260
EBITDA	(396)	(120)	(122)	(1)	(313)	(556)
of which Vivento(1)	n.a.	(208)	(229)	(117)	(185)	(739)
EBITDA margin	(12.1)%	(13.9)%	(13.8)%	(0.1)%	(35.1)%	(15.8)%
Special factors affecting EBITDA	107	(33)	43	21	(39)	(8)
EBITDA, adj.	(503)	(87)	(165)	(22)	(274)	(548)
of which Vivento(1)	n.a.	(175)	(272)	(148)	(199)	(794)
EBITDA margin, adj.	(15.4)%	(10.0)%	(18.7)%	(2.5)%	(30.8)%	(15.5)%
Depreciation and amortization	(771)	(204)	(196)	(237)	(239)	(876)
Financial income (expense), net	(3,328)	(812)	(651)	(666)	(559)	(2,688)
Income (loss) before income taxes	(4,495)	(1,136)	(969)	(904)	(1,111)	(4,120)
Capex	862	58	145	182	288	673
Number of employees	23,909	34,919	32,787	32,108	31,673	32,872

Transfer out	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	995	219	268	272	198	957
Net Revenue	71	18	15	21	22	76
EBITDA	283	55	71	77	(21)	182
EBITDA margin	28.5%	25.1%	26.5%	28.3%	(10.6)%	19.0%
Special factors affecting EBITDA	0	0	0	0	0	0
EBITDA, adj.	283	55	71	77	(21)	182
EBITDA margin, adj.	28.5%	25.1%	26.5%	28.3%	(10.6)%	19.0%
Depreciation and amortization	(49)	(8)	(10)	(10)	(10)	(38)
Financial income (expense), net	(1)	0	(1)	1	0	0
Income (loss) before income taxes	233	47	60	68	(31)	144
Capex	33	3	5	7	16	31
Number of employees	1,294	1,320	2,189	2,687	2,698	2,223

(1) Segmentwert nach IFRS für 2003 nicht verfügbar.

Step 2: New structure. Consolidation.

	FY 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 2004
Total Revenue	(13,198)	(3,264)	(3,235)	(3,226)	(2,935)	(12,660)
Net Revenue	0	0	0	0	0	0
EBITDA	(17)	(50)	(42)	(100)	204	12
Special factors affecting EBITDA	0	0	0	(93)	146	53
EBITDA, adj.	(17)	(50)	(42)	(7)	58	(41)
Depreciation and amortization	48	13	13	17	13	56
Financial income (expense), net	76	(233)	53	(10)	(26)	(216)
Income (loss) before income taxes	107	(270)	24	(93)	191	(148)
Capex	(109)	(48)	54	(9)	(40)	(43)

IFRS. Consolidated balance sheet.

		Dec. 31, 2003			Dec. 31, 2004
Assets	FN	Ger. GAAP	Delta	IFRS	Ger. GAAP	Delta	IFRS
Current assets		19.9	1.6	21.5	16.9	2.1	19.0
Cash and cash equivalents		9.1	0.0	9.1	8.0	0.0	8.0
Trade receivables and other receivables	88	5.7	1.9	7.6	5.1	1.6	6.7
Income tax receivables		1.0	0.0	1.0	0.3	0.0	0.3
Other current financial assets	89	2.1	0.0	2.1	1.6	0.2	1.8
Inventories	90	1.2	(0.2)	1.0	1.2	0.0	1.2
Other current assets	91	0.8	(0.1)	0.7	0.7	0.3	1.0

Noncurrent assets		98.1	20.0	118.1	92.7	17.4	110.1
Intangible assets	92	45.2	10.2	55.4	43.2	7.5	50.7
Property, plant and equipment	93	47.5	1.8	49.3	44.4	1.9	46.3
Financial assets accounted for using the equity method		2.4	0.0	2.4	2.6	0.1	2.7
Other noncurrent financial assets	94	0.8	0.6	1.4	0.5	1.2	1.7
Deferred tax assets	95	1.9	7.4	9.3	1.9	6.4	8.3
Other noncurrent assets	96	0.3	0.0	0.3	0.1	0.3	0.4

Total assets		118.0	21.6	139.6	109.6	19.5	129.1

IFRS. Consolidated balance sheet.

		Dec. 31, 2003			Dec. 31, 2004
Shareholder’s equity and liabilities	FN	Ger. GAAP	Delta	IFRS	Ger. GAAP	Delta	IFRS
Current liabilities		30.3	0.1	30.4	25.6	0.6	26.2
Current financial liabilities	97	18.1	0.8	18.9	13.0	1.1	14.1
Trade payables and other payables		6.4	0.0	6.4	6.2	0.0	6.2
Income tax liabilities		0.2	0.0	0.2	0.7	0.0	0.7
Current accruals	98	4.1	(0.7)	3.4	4.3	(0.6)	3.7
Other current liabilities		1.5	0.0	1.5	1.4	0.1	1.5

Noncurrent liabilities		53.9	11.5	65.4	46.1	10.9	57.0
Noncurrent financial liabilities	99	43.5	2.8	46.3	34.9	3.2	38.1
Pension provisions and other employee benefits	100	4.5	(0.3)	4.2	4.6	(0.4)	4.2
Other noncurrent accruals	101	3.1	(0.5)	2.6	3.4	(0.3)	3.1
Deferred tax liabilities	102	2.8	7.8	10.6	3.1	6.6	9.7
Other noncurrent liabilities	103	0.0	1.7	1.7	0.1	1.8	1.9

Debt		84.2	11.6	95.8	71.7	11.5	83.1

Shareholder’s equity		33.8	10.0	43.8	37.9	8.0	45.9
Capital stock		10.7	0.0	10.7	10.7	0.0	10.7
Additional paid-in capital	104	50.1	(0.6)	49.5	50.1	(0.6)	49.5
Ratained earning incl. carryforwards	105	(24.3)	4.7	(19.6)	(23.1)	5.3	(17.7)
Cumulative other comprehensive income	106	(8.0)	5.1	(2.9)	(8.5)	5.9	(2.6)
Consolidated net profit/(loss)	107	1.3	5.1	1.9	4.6	(3.0)	1.6
Own shareholdings		0.0	0.6	0.0	0.0	0.0	0.0
Shareholdings in other ocmpanies (minority interests)	108	4.0	0.0	4.2	4.0	0.4	4.4

Total liabilities		118.0	21.6	139.6	109.6	19.5	129.1

Preliminary reconciliations of shareholder’s equity.

	FN	Dec. 31, 2004	Dec. 31, 2004
Shareholders’ equity under German GAAP		37.9	33.8

Goodwill	109	(3.1)	(3.5)
Mobile communications licenses	109	9.8	13.1
Software	110	0.6	0.6
Borrowing costs	111	(0.5)	(0.6)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	112	0.9	0.3
Leases	113	(0.6)	(0.5)
Provisions	114	1.6	1.5
Pension provisions		0.4	0.3
Other provisions		1.2	1.2
Deferred revenue	115	(1.2)	(1.1)
Other IFRS adjustments	116	0.7	0.6
Deferred taxes	117	(0.2)	(0.4)
Deferred tax assets		6.4	7.4
Deferred tax liabilities		(6.6)	(7.8)

Shareholders’ equity under IFRS		45.9	43.8

Reconciliation Net debt.

	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Jan. 1, 2004
Net debt derived from German GAAP information	35,198	40,779	43,330	44,585	46,576	61,106
Lease liabilities	2,489	2,294	2,340	2,410	2,443	1,843
Liabilities arising from ABS transactions	1,563	1,190	1,195	1,367	1,233	1,202
Other IFRS differences	344	404	452	521	473	164
Net debt derived from IFRS information	39,592	44,667	47,317	48,883	50,725	64,315

Bonds	39,458	43,347	46,559	49,997	51,164	56,417
Liabilities to banks	3,074	3,153	3,182	3,262	3,789	6,235
Liabilities to non-banks from promissory notes	651	718	755	769	756	811
Liabilities from derivatives	1,096	986	963	1,003	1,255	1,189
Lease liabilities	2,487	2,294	2,340	2,410	2,443	1,843
Liabilities arising from ABS transactions	1,563	1,190	1,195	1,367	1,233	1,202
Other financial liabilities	79	76	120	197	52	103
Gross debt derived from IFRS information	48,408	51,764	55,114	59,005	60,692	67,800
Cash and cash equivalents	8,038	5,928	6,614	9,198	9,131	1,904
Available-for-sale/Held-for-trading financial assets	120	636	676	151	137	492
Derivatives	284	269	235	385	318	805
Other financial assets	374	264	272	388	381	284
Net debt derived from IFRS information	39,592	44,667	47,317	48,883	50,725	64,315

Reconciliation Cash flow statement.

Net cash (used for) / provided by operating activities	FN	FY 2003	Q1 2004	H1 2004	Q1 - Q3 2004	FY 2004
German GAAP		14,316	4,250	7,128	10,808	16,307
Internally generated software	118	242	15	54	153	254
ABS	119	378	(211)	(51)	(58)	(339)
Leases	120	150	20	111	160	207
Interest on borrowings	121	(41)	(8)	(22)	(29)	(58)
Other		8	238	(16)	90	350

IFRS		15,053	4,304	7,204	11,124	16,721

Net cash (used for) / provided by investing activities	FN	FY 2003	Q1 2004	H1 2004	Q1 - Q3 2004	FY 2004
German GAAP		(2,073)	(1,337)	(3,351)	(4,352)	(4,318)
Internally generated software		(242)	(15)	(54)	(153)	(254)
ABS		46	19	39	46	41
Leases			22	40	35	37
Interest on borrowings		41	8	22	29	58
Other		(21)	(32)	(32)	(162)	(66)

IFRS		(2,249)	(1,335)	(3,336)	(4,557)	(4,502)

Net cash (used for) / provided by financing activities	FN	FY 2003	Q1 2004	H1 2004	Q1 - Q3 2004	FY 2004
German GAAP		(5,226)	(2,606)	(6,204)	(9,342)	(12,652)
Internally generated software
ABS		(424)	192	12	12	298
Leases		(150)	(42)	(151)	(195)	(244)
Interest on borrowings
Other		3	(203)	65	81	(284)

IFRS		(5,797)	(2,659)	(6,278)	(9,444)	(12,882)

Effect of foreign exchange rate changes on cash and cash equivalents	FN	FY 2003	Q1 2004	H1 2004	Q1 - Q3 2004	FY 2004
German GAAP		(43)	17	30	5	0
Other		10	(3)	(17)	(9)	0

IFRS		(33)	14	13	(4)	0
Other		10	(3)	(17)	(9)	0

Delta IFRS	FN	FY 2003	Q1 2004	H1 2004	Q1 - Q3 2004	FY 2004
Delta IFRS		737	54	76	316	414
Net cash (used for) / provided by operating activities
Net cash (used for) / provided by investing activities		(176)	2	15	(205)	(184)
Net cash (used for) / provided by financing activities		(571)	(53)	(74)	(102)	(230)
Effect of foreign exchange rate changes on cash and cash equivalents		10	(3)	(17)	(9)	0
Other
Total		0	0	0	0	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: April 20, 2005